82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

[redacted]

02031243

REGISTRANT'S NAME Swire Pacific Ltd

*CURRENT ADDRESS

PROCESSED

APR 25 2002

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 2184 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
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OICF/BY: dlw

DATE : 4/17/02

82-2184

Swire Pacific

Annual Report 2001











Swire Pacific

Swire Pacific is one of Hong Kong's leading listed companies, with diversified interests in five operating divisions: Property, Aviation, Beverages, Marine Services and Trading & Industrial. The company's operations are predominantly based in the Greater China region, where the Swire group has been established for over 130 years. Swire Pacific seeks to foster long-term, sustainable growth through active participation in management, underpinned by a strong financial base. Details of the company's wide range of activities are contained in the Review of Operations.

CONTENTS

Financial Highlights

Swire Pacific

Note		2001 HK$M	2000 HK$M	Change %
	Turnover	**15,198**	15,050	+ 1.0
	Operating profit	**4,391**	3,849	+ 14.1
	Profit attributable to shareholders	**4,118**	3,893	+ 5.8
	Net cash inflow from operating activities	**4,069**	4,711	– 13.6
	Shareholders' funds and minority interests	**77,600**	82,626	– 6.1
	Consolidated net borrowings	**16,756**	16,815	– 0.4
		HK¢	HK¢	
1	**Earnings per share**			
	'A' shares	**265.3**	250.8)	+ 5.8
	'B' shares	**53.1**	50.2)	
		HK¢	HK¢	
	Dividends per share			
	'A' shares	**112.0**	112.0)	–
	'B' shares	**22.4**	22.4)	
		HK$	HK$	
	Shareholders' funds per share			
	'A' shares	**47.00**	49.89)	– 5.8
	'B' shares	**9.40**	9.98)	
2	**Gearing ratio – percentage**	**22**	20	
3	**Interest cover – times**	**8.91**	8.91	
4	**Cash interest cover – times**	**4.01**	2.87	
5	**Dividend cover – times**	**2.37**	2.24	

Notes:

1. *Earnings per share have been calculated by dividing the profit attributable to shareholders by the weighted average number of shares in issue during each year.*
2. *Gearing represents the ratio of net borrowings to shareholders' funds and minority interests.*
3. *Interest cover is calculated by dividing operating profit by net finance charges.*
4. *Cash interest cover is calculated by dividing operating profit by net finance charges and capitalised interest.*
5. *Dividend cover is calculated by dividing profit attributable to shareholders by total dividends paid and proposed for the year.*

Ten-Year Financial Summary

Profit attributable to shareholders


HK$M
8,000
6,000
4,000
2,000
0
92
93
94
95
96
97
98
99
00
01

Shareholders' funds


HK$M
120,000
90,000
60,000
30,000
0
92
93
94
95
96
97
98
99
00
01

Earnings per 'A' share


HK¢
500
400
300
200
100
0
92
93
94
95
96
97
98
99
00
01

Dividends per 'A' share


HK¢
200
160
120
80
40
0
92
93
94
95
96
97
98
99
00
01

	2001 HK$M
Profit and Loss Account	
Turnover	15,198
Profit attributable to shareholders	4,118
Interim and final dividends for the year	1,738
Retained profit for the year	2,380
Balance Sheet	
Fixed assets	71,261
Jointly controlled companies	8,058
Associated companies	17,685
Investment securities and long-term receivables	371
Current and other assets less current liabilities	(5,619)
Deferred items	111
Funds employed	91,867
Financed by:	
Shareholders' funds	72,949
Minority interests	4,651
Long-term financing	14,267
	91,867
	HK¢
Earnings per share	
'A' shares	265.3
'B' shares	53.1
Dividends per share	
'A' shares	112.0
'B' shares	22.4
Dividend cover-times	2.37
	HK$
Shareholders' funds per share	
'A' shares	47.00
'B' shares	9.40

Notes:

1. *Turnover, net assets employed, minority interests and long-term financing for the years 1992 to 1996 inclusive have incorporated the results of Cathay Pacific and HAECO as subsidiaries. Subsequent to the placement of new shares by Cathay Pacific on 10th June 1996, both companies became associated companies and therefore their figures have not since been consolidated.*
2. *Fixed assets for the years 1992 and 1993 have been restated to include advance payments on aircraft and related equipment and the profit on sale and leaseback of fixed assets previously included under current assets and deferred items respectively.*
3. *Turnover, net assets employed, minority interests and long-term financing for the years 1992 to 1997 inclusive have been restated to reflect the reclassification of certain partly-owned subsidiaries and associated companies as jointly controlled companies.*

2000 HK$M	1999 HK$M	1998 HK$M	1997 HK$M	1996 HK$M	1995 HK$M	1994 HK$M	1993 HK$M	1992 HK$M
15,050	16,862	16,901	22,083	35,533	52,158	46,554	40,263	38,754
3,893	4,327	1,661	6,576	7,654	6,454	5,561	4,658	4,419
1,738	1,707	1,304	2,756	2,806	2,521	2,207	1,810	1,635
2,155	2,620	357	3,820	4,848	3,933	3,354	2,848	2,784
77,378	65,525	61,222	86,946	94,457	98,256	93,739	82,740	63,171
6,978	8,221	6,891	7,036	3,240	2,962	1,677	870	674
18,373	15,849	15,031	15,175	14,972	2,063	1,844	1,509	1,078
436	502	806	656	639	1,893	1,650	1,136	952
(5,553)	(2,470)	(3,604)	2,277	2,581	10,869	13,244	12,228	12,934
142	221	290	278	166	(3,823)	(2,862)	(1,768)	(772)
97,754	87,848	80,636	112,368	116,055	112,220	109,292	96,715	78,037
77,423	69,878	63,581	93,928	102,588	72,290	71,175	61,292	45,899
5,203	4,280	3,720	3,646	2,991	10,247	8,809	8,854	6,293
15,128	13,690	13,335	14,794	10,476	29,683	29,308	26,569	25,845
97,754	87,848	80,636	112,368	116,055	112,220	109,292	96,715	78,037
HK¢	HK¢	HK¢	HK¢	HK¢	HK¢	HK¢	HK¢	HK¢
250.8	278.8	107.0	418.1	482.8	407.0	350.3	293.4	278.3
50.2	55.8	21.4	83.6	96.6	81.4	70.1	58.7	55.7
112.0	110.0	84.0	177.0	177.0	159.0	139.0	114.0	103.0
22.4	22.0	16.8	35.4	35.4	31.8	27.8	22.8	20.6
2.24	2.53	1.27	2.39	2.73	2.56	2.52	2.57	2.70
HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$
49.89	45.03	40.97	60.52	64.71	45.60	44.83	38.60	28.91
9.98	9.01	8.19	12.10	12.94	9.12	8.97	7.72	5.78

4. *Shareholders' funds and shareholders' funds per share for the years 1992 to 1998 inclusive have been restated to include the unrealised exchange differences on hedges of foreign currency and the investment revaluation reserve.*
5. *In accordance with the revised HK SSAP 9 "Events after the balance sheet date", dividends proposed by the Company after the balance sheet date may no longer be treated as a current liability at the balance sheet date. Current liabilities and shareholders' funds for the years 1992 to 2000 inclusive have been restated to reflect this. Dividends proposed after the balance sheet date by its jointly controlled and associated companies, have also been excluded as current receivables at the balance sheet date and therefore jointly controlled companies, associated companies and current assets in the balance sheets have been restated accordingly.*
6. *In accordance with HK SSAP 28 "Provisions, contingent liabilities and contingent assets", the comparative figures for attributable profit, fixed assets, current liabilities and shareholders' funds for the years 1999 and 2000 have been restated to reflect the prior year adjustments in respect of provision for dry-docking costs. However, no amendment has been made to the comparatives for the years prior to 1999 as such adjustments, if incorporated following HK SSAP 28, are not expected materially to affect the attributable profit and balance sheet items of the group.*
7. *Profit attributable to shareholders in 1997, 1998 and 1999 has been restated to reflect the impairment losses on goodwill as explained in principal accounting policy no. 7 on pages 55 and 56. This change has no effect on the closing revenue reserve for the relevant years.*

Chairman's Statement

The profit for the year 2001, at HK$4,118 million, was marginally higher than in 2000. This result reflects the underlying resilience of property investment earnings and a modest contribution from the sale of residential properties which, together with a good performance from Marine Services and Beverages, has more than offset a sharp fall in contribution from Aviation interests. The severity of the global economic downturn had a negative impact on Cathay Pacific from the second quarter of 2001 onwards and, more recently, has affected property rental levels. Net debt stands at HK$16,756 million; gearing remains low at 22% in spite of a HK$6,802 million fall in the valuation of investment properties.

Dividends

Interim dividends of HK¢36.0 per 'A' share and HK¢7.2 per 'B' share were declared on 9th August 2001. Directors have recommended final dividends for 2001 of HK¢76.0 per 'A' share and HK¢15.2 per 'B' share. The total distribution per share paid and proposed for 2001 is the same as in 2000. Subject to approval by shareholders, dividend payments will be made on 3rd June 2002.

Scope of Activities

Although there continues to be pressure on rental levels in Hong Kong, the strength of our investment portfolio is evident in the high occupancies achieved and consequent relative stability of earnings. While new supply of investment property will come into the market in the short term, we still view prospects over the longer term to be good, and we will shortly award the main contract for the construction of Pacific Forum in Hong Kong. We are also in negotiation to participate as developer and equity investor in a 326-unit residential condominium development at Brickell Bay, Miami, to be called Jade Residences. Construction is expected to start in the middle of this year, with completion in late 2004.

Our inventory of residential properties for resale has been reduced with satisfactory sales volumes at Ocean Shores in Tseung Kwan O, Les Saisons in Aldrich Bay and Tung Chung Crescent on Lantau. New residential projects were commenced at The Orchards in Quarry Bay and on Brickell Key in Miami, USA. We remain alert to additional development opportunities in the residential sector in projects where we believe our brand value and core competence can provide attractive returns.

Cathay Pacific experienced very difficult operating conditions in 2001 and attributable earnings fell by 90% to HK$228 million. The airline's capacity increased with the delivery of a net eleven new aircraft during the year but, in the face of weak demand, a decision was made by the year end to park two older cargo aircraft and four passenger aircraft. With the exception of three aircraft on operating leases, due for delivery in 2002/2003, there are no outstanding commitments for additional aircraft. The current difficult operating conditions notwithstanding, Cathay Pacific has a strong balance sheet and good cashflow from operations. Other aviation interests have been less severely affected by the downturn, and their net contribution to Swire Pacific, at HK$292 million, declined by 14%. The aviation market in Mainland China continues to grow, and Dragonair and TAECO have recently committed to new investments in capacity.

The Marine Services and Beverages Divisions have continued to enjoy satisfactory growth. Swire Pacific Offshore ordered a further eight vessels during the year, bringing its total orders for 2002 and 2003 to 14 vessels. The Beverages Division continued the expansion of its sales and distribution network in Mainland China, and increased its stake in Swire Coca-Cola, Zhengzhou to 60.7%.

Towards the end of the year, the Trading & Industrial Division disposed of its remaining interest in Carlsberg Brewery Hong Kong.

Finance

The group's financial position remains strong, with committed loan facilities and other financing amounting to HK$19,355 million, of which 17% remained undrawn as at 31st December 2001. In addition to these committed facilities, there were uncommitted facilities of HK$3,121 million available at the year end.

In 2001 our credit ratings were re-affirmed at A3 and A- by Moody's and Standard & Poor's respectively. We believe this to be indicative of our strong operating performance and recurrent cashflows.

As at 31st December 2001, consolidated net borrowings amounted to HK$16,756 million - a gearing ratio of 22%.

Corporate Governance

A commitment to good corporate governance has always been a key element of our management philosophy. In this report we have introduced a separate section, summarising the key principles and values to which we aim to adhere in the conduct of our business, and the various measures by which the interests of shareholders and other stakeholders are safeguarded.

Social and Environmental Responsibility

The group is committed to playing a full role as a responsible corporate citizen. Additional information on the group's policies in these areas can be found as a separate section later in this report.

Prospects

The unexpectedly severe downturn in the global economy in 2001 has had an adverse impact on a number of our operations. However, our robust financial structure enables the group to continue to pursue our long-term growth strategy for our core businesses.

Although we expect demand for office space to remain lacklustre in the short term, we remain committed to adding 1,717,000 square feet of new space, contiguous to established commercial centres, through the construction of Pacific Forum and Cambridge House, and the intended redevelopment of the Aik San Factory and Melbourne Industrial buildings.

Cathay Pacific will continue to invest in its network and its product. The market is likely to continue to be difficult, but we remain confident in the future prospects for our aviation businesses and in Hong Kong's position as Asia's leading aviation hub.

Continued volume growth, helped by the introduction of new non-carbonated products and coupled with tight control over costs, will enable the Beverages Division to maintain momentum.

In the Marine Services Division, Swire Pacific Offshore should continue to benefit from strong demand for offshore oil support services. Any slowdown at Modern Terminals is likely to be at least partly offset by continued growth at Shekou Container Terminals.

In the Trading & Industrial Division, our efforts will be focused on mitigating the adverse impact of the weak retail environment by active management of our portfolio of brands.

Overall, in a period of quite some global financial and political uncertainty, we view with cautious optimism the prospects for recovery in the economies in which we operate and, with that, the results of the group in the year ahead.

Staff

The group employs more than 55,000 people. Their efforts are central to the success of the group and to our position in the communities where we operate. On behalf of the shareholders, I should like to thank all our staff for their hard work and achievements during a challenging year.

James Hughes-Hallett

Chairman

Hong Kong, 7th March 2002



PROPERTY

	2001 HK$M	2000 HK$M
Gross rental income derived from		
Offices	2,261	2,251
Retail	2,144	1,989
Residential	348	372
Other income	75	80
Property investment	4,828	4,692
Property trading	1,092	1,114
Sale of investment properties	261	–
Total turnover	6,181	5,806
Operating profit derived from		
Property investment	3,471	3,354
Property trading	128	145
Sale of investment properties	205	–
Provision for land premium	–	(151)
	3,804	3,348
Share of profits before taxation of jointly controlled and associated companies		
Normal operations	222	88
Non-recurring items	(312)	(1,700)
Attributable profit	2,793	**947**

Investment Property Portfolio – Gross Floor Area (square feet)

Location	Office	Techno-centres	Retail	Residential	Total
Pacific Place	1,558,776	–	711,182	617,074	2,887,032
TaiKoo Place	2,262,427	1,810,829	–	–	4,073,256
Cityplaza	1,646,327	–	1,105,177	–	2,751,504
Festival Walk	232,215	–	981,303	–	1,213,518
Others	182,820	–	573,816	229,317	985,953
Total completed	**5,882,565**	**1,810,829**	**3,371,478**	**846,391**	**11,911,263**
Under development	2,793,242	–	–	14,500	2,807,742
Total	**8,675,807**	**1,810,829**	**3,371,478**	**860,891**	**14,719,005**

Swire Properties' investment portfolio in Hong Kong principally comprises office and retail premises in prime locations, as well as some luxury residential accommodation. The completed portfolio totals 11.91 million square feet of gross floor area. Current investment property pending or under development in Hong Kong comprises a further 2.81 million square feet, mainly of office space. In addition, Swire Properties owns a 20% interest in each of the three hotels in Pacific Place, and a 10% interest in the CITIC Square development in Shanghai. The Swire Pacific group also owns a 75% interest in the Mandarin Oriental Hotel in Miami, Florida.

2001 OVERVIEW

2001 saw some softening in demand for office space as the possibility of a worldwide recession contributed to a more cautious business climate. Rental levels declined as a result, although the impact was somewhat tempered by lack of new office supply. However, several new developments, particularly in Central, will come onto the market in 2002/2003. Retail market rents were stable, notwithstanding a general decline in consumer demand in the second half of the year. The residential market has continued to be fairly weak during 2001, although successive interest rate cuts are helping to restore buyer confidence.

Net rental income from the investment portfolio amounted to HK$3,762 million in 2001, compared with HK$3,562 million in 2000. High occupancy levels were maintained throughout most of the portfolio during the course of 2001, and gross rental income increased slightly. We are cautious about the outlook for 2002, as recessionary pressures in the economy have still not abated, and consumer demand is likely to remain weak.

Operating profit from property trading in 2001 amounted to HK$128 million, compared to HK$145 million in 2000. The 2001 contribution is stated prior to the deduction of a provision of HK$175 million for Swire Properties' share of stamp duty arising from the acquisition of land for the Ocean Shores development. The assessment is under appeal. A provision of HK$137 million has also been made in respect of the value of development properties at Tung Chung.

Investment Properties

OFFICES

Occupancy levels throughout the office portfolio remained high during the year, although vacancies increased at the Island East techno-centres, which have a higher proportion of technology and telecommunications-related tenants. Lease maturity profiles are well established and the incidence of lease renewals in any one year is contained within manageable limits. Average achieved rents decreased generally during the year.

RETAIL

The contributions from Swire Properties' three established retail centres in Hong Kong improved during the course of 2001 and, taken overall, retail sales at Swire Properties' shopping centres outperformed the generally soft market.

Cityplaza has been much enhanced by renovation works, the final phase of which was completed in 2001 with the opening of the Cityplaza Cinemas. The centre continues to maintain its position as the primary shopping destination in Island East. Uny, Wing On and Marks & Spencer are among the major anchor tenants; other tenants comprise over 170 retail and catering outlets and the Cityplaza Ice Palace.

The trade mix of the Mall at Pacific Place remained largely unchanged during 2001, but the food court area underwent significant reconfiguration. Seibu, Great Food Hall, Lane Crawford, Marks & Spencer and UA Cinemas are the anchor tenants, together with 160 other retail and catering outlets.

Net rental income


HK$M
4,000
3,200
2,400
1,600
800
0
92
93
94
95
96
97
98
99
00
01

Operating profit before non-recurring items


HK$M
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
92
93
94
95
96
97
98
99
00
01
Property investment
Property trading
Sale of investment properties

Festival Walk is owned 50:50 by Swire Properties and CITIC Pacific, and is firmly established as a major shopping centre in Kowloon. The trade mix comprises anchor tenants such as ParkNShop, Marks & Spencer, Page One Books and the 11-screen AMC Cinema, plus over 200 retail and catering outlets and the Glacier ice rink.

The Citygate commercial centre at Tung Chung, in which Swire Properties has a 20% interest, comprises a 463,000 square foot retail centre and a 161,000 square foot office tower, both completed in 1999. There is also provision for a 350-room hotel, which will be completed in late 2003. Although only 19% of the office space has been secured so far, the retail centre is now 70% let.

RESIDENTIAL

The residential portfolio comprises mainly The Atrium and Parkside serviced suites at Pacific Place and The Albany apartments in Mid-Levels. Occupancy levels at the serviced suites have generally held up well. Nine units at The Albany were sold during the course of the year. The remaining residential properties on Hong Kong Island were fully let. Overall rental income from the residential portfolio was slightly lower in 2001.

Investment Properties under Development

At TaiKoo Place an office tower, to be known as Cambridge House, is now under construction. On completion in 2003, this will provide approximately 272,000 square feet of additional office space linked to Devon House.

The construction of Pacific Forum, which is located at One Queen's Road East, close to Pacific Place, will commence shortly. This is planned to comprise an office tower with a gross floor area of 629,000 square feet, plus 130 car park spaces.

Swire Properties has now acquired a 100% interest in the Aik San Factory Building and obtained an order for sale that will facilitate the completion of the acquisition of the Melbourne Industrial Building, both located on Westlands Road, Quarry Bay. Demolition of the two buildings is planned during the second half of 2002. The combined site has a redevelopment potential of 816,000 square feet of office space. No land premium is payable to Government on any office redevelopment on this site.

The 14,500 square foot luxury residential scheme at 3 Coombe Road, The Peak, is expected to be completed in 2002.

2001 Valuation of Investment Properties

The portfolio of completed investment properties in Hong Kong, as well as properties intended for investment which are under or pending development, was revalued at 31st December 2001 by professionally-qualified executives of the group. As a result of this valuation, Swire Pacific's property valuation reserve decreased by HK$6,802 million. The decrease in 2001, following an increase of HK$9,230 million at the end of 2000, is largely attributable to the decline in office rental levels. Swire Pacific's property valuation reserve at 31st December 2001 showed a surplus of HK$28,752 million. Particulars of the properties in Hong Kong and the USA, both for investment and development for sale, are set out on pages 80 to 89.

Taikoo Shing Arbitration

The Hong Kong SAR Government Lands Department's claim for payment of land premium and interest in relation to the Cityplaza Four, Cityplaza Three and Cityplaza One office towers, as well as the Horizon Gardens residential scheme at Taikoo Shing, was upheld in an arbitration award announced in January 2001. Swire Properties has commenced an appeals process. If the appeals process were ultimately to prove unsuccessful, the amount payable in respect of the office towers would still have to be

Valuation of investment properties


HK$M
100,000
80,000
60,000
40,000
20,000
0
92
93
94
95
96
97
98
99
00
01
Completed
Under development

Floor area of investment properties


Completed: '000 sq.ft.
15,000
12,000
9,000
6,000
3,000
0
92
93
94
95
96
97
98
99
00
01
on completion
Office
Retail
Techno-centres
Residential

agreed and, failing agreement, would be assessed by independent experts. Given the uncertainty, the amount of HK$4,500 million which, as a matter of prudence was accrued in the Swire Pacific group accounts as at 31st December 2000, remains our best estimate of the group's exposure.

Property Trading Portfolio

The portfolio of developments for sale mainly comprises residential apartments in Hong Kong. Nearly 7,000 units are under development by subsidiary or jointly controlled companies.

At Ocean Shores in Tseung Kwan O, which will comprise 5,728 residential units in 15 towers with 1,176 car park spaces and 32,000 square feet of neighbourhood shopping, 3,063 units in Phases 1 and 2 have been sold so far. The whole scheme is expected to be completed early in 2003, and marketing of Phase 3 will start shortly.

The Les Saisons residential scheme in Aldrich Bay received its occupation permit in October 2001. 663 units have been sold so far, at satisfactory prices, and are shortly to be handed over to purchasers. Les Saisons comprises 742,000 square feet of accommodation in 864 units, plus 216 car park spaces.

The main building contract of the Taikoo Valley Site V residential project on King's Road, to be known as The Orchards, is progressing. The scheme is expected to be completed by mid-2003 and will comprise two residential towers with 395,000 square feet of space in 432 units. There will also be 144 car park spaces, a new school and a community centre.

The Phase 1 residential scheme at Tung Chung Crescent, comprising 2,158 units, was completed in 1999. The scheme was developed in conjunction with the Citygate commercial centre, under an agreement with MTRC. A further 487 units were sold during 2001, with 107 units remaining to be sold at the year end. The second residential phase at Tung Chung, comprising over one million square feet of accommodation in 1,344 units, will be completed by the middle of 2002.

A further 37 units in the StarCrest residential development close to Pacific Place were sold during the course of 2001, and only 15 units remained to be sold at the year end. The 10,700 square feet of ground floor retail space and the 83 car park spaces are being retained for investment.

A former bus depot site on Wong Chuk Hang Road, Aberdeen, owned 50:50 by Swire Properties and China Motor Bus, remains let to a car park operator and will not be redeveloped until market conditions improve. It has an industrial development potential of 382,000 square feet.

Hotels

The JW Marriott, Conrad International and Island Shangri-la hotels at Pacific Place felt the impact of weaker demand in Hong Kong during 2001, particularly in the last quarter. Both room rates and occupancy levels were affected. Competition for guests will remain keen until there is an improvement in the business environment.

Mainland China

Swire Properties is in negotiations to enter into a joint venture agreement with the Guangzhou Daily News Group, in the proportion 55:45, to develop a commercial complex in the Tianhe district of Guangzhou to be known as Taikoo Hui Guangzhou Cultural Plaza. The site is well located in an important commercial district adjacent to a mass transit railway station and has already been cleared for redevelopment. It is planned to construct a major retail centre, offices, a hotel and cultural facilities totalling more than four million square feet of space. The property will be held for investment and is expected to be completed in 2007.

Swire Properties has a 10% interest in CITIC Square on Nanjing Road West, Shanghai. The building comprises 1.1 million square feet of retail and office space, and is now over 90% let.

U.S.A.

The Three Tequesta Point condominium tower on Brickell Key, Miami, was completed in August 2001. It comprises 236 units, of which 221 units have been handed over to purchasers to date. The construction of the 318-unit Courts Brickell Key is in progress and is expected to be completed in late 2002. So far, 178 units have been sold. The 329-room Mandarin Oriental Hotel, which is 75% owned by the group, represents a significant enhancement to the Brickell Key development. However, operating results were severely affected by the drop in air travel in the fourth quarter of 2001.

Taking advantage of an opportunity within the immediate environment of Brickell Key, Swire Properties is in negotiation to participate as developer and equity investor in a 326-unit residential condominium development at Brickell Bay, Miami, to be called Jade Residences. Construction is expected to start in the middle of this year, with completion in late 2004.


FESTIVAL WALK
Tat Chee Avenue
Festival Walk
1,213,518 sf
Kowloon Tong
KCR/MTR
Interchange
NEW
TERRITORIES
PACIFIC PLACE
One
Pacific Place
863,266 sf
The Atrium
173,999 sf
Two
Pacific Place
695,510 sf
Pacific Forum
629,046 sf
Parkside
443,075 sf
Queensway
JW
Marriott
525,904 sf
The Mall
711,182 sf
Justice Drive
Island
Shangri-la
605,728
Conrad
640,115 sf
Supreme Court Road
Wing Fung Street
Kowloon
Tong
KOWLOON
Quarry
Bay
Tai Koo
Admiralty
HONG KONG
TAIKOO PLACE
CITYPLAZA
Lincoln
House
333,350 sf
Cambridge
House
272,615 sf
Somerset
House
923,356 sf
Dorset
House
609,540 sf
Devon
House
818,288 sf
Oxford
House
501,249 sf
Cornwall
House
334,936 sf
Warwick
House
552,537 sf
Aik San Factory/
Melbourne
Industrial Bldg.
822,945 sf
Pan Hoi Street
Westlands Road
King's Road
Cityplaza
Three
447,709 sf
Cityplaza
Four
556,427 sf
Taikoo Wan Road
Cityplaza (mall)
1,105,177 sf
Cityplaza
Two
623,429 sf
446,107 sf
Cityplaza
One
642,191 sf
King's Road
LEGEND
MTR Routes
KCR Routes
MTR Interchange
MTR/KCR Interchange
MTR Station
Future Development
Tramway

Not to scale. For identification purpose only.


BUSINESS CLASS
BOARDING PASS
CHEONG/VICTORMR
CX400 18FEB
CATHAY PACIFIC
CHEONG/VICTORMR
THE CLUB
18FEB02 1630
43 23K

ATION

	2001 HK$M	2000 HK$'M
Cathay Pacific Group *		
Share of attributable profit	**228**	2,172
Hong Kong Aircraft Engineering group		
Share of attributable profit	**139**	156
Hong Kong Dragon Airlines		
Share of attributable profit	**54**	85
Hong Kong Air Cargo Terminals		
Share of attributable profit	**96**	76
Others	**3**	21
Attributable profit	**520**	**2,510**

* *These figures do not include Cathay Pacific's share of profit from the Hong Kong Aircraft Engineering group, Hong Kong Dragon Airlines and Hong Kong Air Cargo Terminals, which have been included in the attributable figures for those companies.*

Cathay Pacific Airways
Key Operating Highlights

		2001	2000	Growth
Available tonne kilometres ("ATK")	*Million*	**11,827**	11,630	+ 1.7%
Available seat kilometres ("ASK")	*Million*	**62,790**	61,909	+ 1.4%
Revenue passenger kilometres ("RPK")	*Million*	**44,792**	47,153	– 5.0%
Passengers carried	*'000*	**11,269**	11,864	– 5.0%
Passenger load factor	*%*	**71.3**	76.2	– 4.9% pts
Passenger yield	*HK cents*	**45.7**	48.2	– 5.2%
Cargo carried	*'000 tonnes*	**704**	769	– 8.5%
Cargo and mail load factor	*%*	**67.3**	72.5	– 5.2% pts
Cargo and mail yield	*HK$*	**1.85**	2.07	– 10.6%
Cost per ATK	*HK$*	**2.36**	2.32	+ 1.7%
Cost per ATK without fuel	*HK$*	**1.93**	1.86	+ 3.8%
Aircraft utilisation	*Hours per day*	**12.1**	12.9	– 6.2%
On-time performance	*%*	**82.9**	84.0	– 1.1% pts
Breakeven load factor	*%*	**70.5**	63.9	+ 6.6% pts

The Aviation Division comprises significant investments in associated companies, including the Cathay Pacific Group, the Hong Kong Aircraft Engineering group, Hong Kong Air Cargo Terminals, Dragonair and AHK Air Hong Kong. Cathay Pacific and HAECO are listed on the Hong Kong Stock Exchange. Other companies provide aviation-related services including flight catering, ramp-handling and laundry services.

2001 OVERVIEW

The Aviation Division had a very difficult year in 2001. The global economic downturn was already evident in weak demand for cargo traffic from the beginning of the year, and this was followed in mid-year by a downturn in passenger traffic and yields, exacerbated by industrial action in July by Cathay Pacific pilots. The tragic events of 11th September also had a severe effect on passenger traffic demand. As a result, both passenger numbers and cargo volumes fell during the year. Travel between Hong Kong and Mainland China has, however, been less affected, and Dragonair achieved growth in passenger and cargo revenue.

Fuel costs have fallen, which has helped contain unit costs. Following the terrorist attacks, insurance costs rose very sharply; Cathay Pacific, Dragonair and associated companies were able to obtain external insurance cover, albeit at a significantly increased cost. The Hong Kong Civil Aviation Department has approved a US$4 surcharge per passenger sector, raised to US$5 in January 2002, which has helped to alleviate the additional cost of insurance cover.

Inevitably, the reduction in demand for airline services has had a corresponding adverse impact on the business of ancillary companies. HAECO, Hactl and the catering businesses have done well to maintain profitability in the face of such difficult trading conditions.

Cathay Pacific Airways

Cathay Pacific made a consolidated profit of HK$657 million in 2001, a decrease of 86.9% on the record 2000 profit of HK$5,005 million.

The main causes of this decline were the global economic downturn and the additional demand shock following the terrorist attacks in September. Currency fluctuations also took their toll, as the airline receives revenue in many different currencies, but incurs most of its costs in US and HK dollars.

PASSENGER SERVICES

2001 saw a significant fall in passenger turnover compared with 2000. The most notable decreases were on the trans-Pacific routes, though routes to Taiwan, Japan and South-East Asia also suffered. The relative resilience of European economies has helped to maintain demand on these routes, and the difficulties experienced by other operators on the Australasian routes have underpinned demand for Cathay Pacific's services to these destinations.

Passenger yields fell as a result of weak demand for business travel and widespread discounting. Overall passenger yield dropped from HK¢48.2 to HK¢45.7. Passenger load factor also dropped by 4.9% points to 71.3%.

NETWORK

Cathay Pacific responded to the economic downturn by selectively reducing capacity, but also made some additions to its network with the launch of three new destinations: Delhi, Riyadh and Sapporo. In January 2002, the airline expanded its code-share

Operating profit* – Cathay Pacific Group


HK$M
5,500
4,400
3,300
2,200
1,100
0
92
93
94
95
96
97
98
99
00
01
Airline servicing
Airline catering

* *Operating profit is stated before non-recurring items.*

Net assets employed – Cathay Pacific Group**


HK$M
50,000
40,000
30,000
20,000
10,000
0
92
93
94
95
96
97
98
99
00
01

** *Net assets employed comprise shareholders' funds, minority interests and net external borrowings of the Cathay Pacific Group.*

agreement with British Airways to include a number of destinations in Europe and Asia Pacific.

PRODUCTS AND SERVICES

Maintaining its commitment to deliver a quality product and service to its passengers, Cathay Pacific introduced a new Business Class cabin and a new in-flight entertainment system. Other service innovations, including on-line check-in service, self-service kiosks and a second lounge, The Pier, at Hong Kong International Airport, have brought passengers added comfort and convenience.

CARGO

Although Hong Kong was partly cushioned by the relatively strong performance of exports from Mainland China, competition in the overall air cargo market remained intense and Cathay Pacific Cargo's turnover fell by 15.6% in 2001. During the year, two new Boeing 747-400 freighters were added to the fleet while one older freighter was parked. Cargo yields fell by 10.6% to HK$1.85.

FLEET

Cathay Pacific took delivery of 12 passenger aircraft and two freighters during 2001; the return of three A340s to Air China at the end of their leases restricted the net increase in fleet size to 11. By the end of the year, the airline had a fleet of 75 aircraft, comprising 19 B747-400s, 12 B777s, 20 A330s, 15 A340s and 9 B747 freighters.

The downturn in demand also led to the suspension of Cathay Pacific services to Zurich, Manchester and Istanbul, and some frequency reductions to other destinations in Asia and North America. These represent a reduction of 8% of the weekly schedule. The downturn is expected to continue through the first half of 2002, and Cathay Pacific has decided temporarily to withdraw four passenger aircraft and two freighters from service until demand picks up. However, with no new aircraft on order, and only three leased aircraft for delivery in late 2002 and early 2003, the level of surplus capacity remains modest.

Hong Kong Aircraft Engineering Company (HAECO)

HAECO's 2001 profit attributable to shareholders was HK$312 million - a decrease of 22% on the 2000 profit. However, excluding non-recurring items, underlying profits increased by 7%.

Despite weaker demand for aircraft maintenance services, revenue has risen. The company has maintained its market share of line maintenance activity at Hong Kong International Airport and its heavy airframe maintenance and modification facilities at Chek Lap Kok were busy for most of the year.

The jointly controlled companies had a very successful year and the contribution from these companies increased significantly to 63.6% of the HAECO group's profit before tax. Taikoo (Xiamen) Aircraft Engineering Company Limited (TAECO) provides heavy aircraft maintenance from two double-bay hangars in Xiamen, with a third under construction and due for completion in mid-2003. Hong Kong Aero Engine Services Limited (HAESL) is the major Rolls-Royce aero engine overhaul and refurbishment facility in the region. Both companies achieved high utilisation of their facilities and manpower during the year.

The downturn seen in the market in the last three months of the year has, however, already had an effect on the company's performance, and the weaker market conditions are expected to continue into 2002.

Operating profit* – HAECO group


HK$M
520
390
260
130
0
92
93
94
95
96
97
98
99
00
01

** Operating profit is stated before non-recurring items.*

Net assets employed – HAECO group**


HK$M
3,000
2,400
1,800
1,200
600
0
92
93
94
95
96
97
98
99
00
01

*** Net assets employed comprise shareholders' funds, minority interests and external long-term borrowings of the HAECO group.*

Hong Kong Air Cargo Terminals (Hactl)

Hactl's throughput was adversely affected by the slowdown in world economies during 2001, particularly export volumes to the US. Throughput in cargo tonnes fell from 1.75 million tonnes in 2000 to 1.59 million tonnes in 2001 - a drop of 9%. However, the company benefited from lower interest rates, the release of provisions and control over staff costs.

	2001	2000
Cargo tonnes handled ('000)	**1,591**	1,749

Hong Kong Dragon Airlines (Dragonair)

Despite the weak travel market, Dragonair benefited from the resilience of the Mainland China economy and recorded a 14.5% increase in passenger revenue and a 0.5% point increase in passenger load factor in 2001. Passenger yield decreased slightly by 0.6% compared to 2000.

Cargo revenue and tonnage increased by 29.8% and 29.3% compared to last year, following the addition to the fleet of two B747-300 freighters. However, cargo yields of passenger aircraft and freighters decreased by 4.8% and 3.8% respectively, reflecting the weaker global air-cargo market.

Profit before taxation decreased by 34.1% over 2000, due to higher costs from fleet expansion and preparation costs for the introduction of the company's own freighters in 2001.

Although frequencies of passenger flights to existing destinations were increased earlier in the year, some of the additional

Cathay Pacific Network

— Passenger Network — Codeshare Services — Freighter Services ○ Anchorage (Technical stop only)


HONG KONG

1 Aberdeen
2 Adelaide
3 Amsterdam
4 Auckland
5 Bahrain
6 Bangkok
7 Berlin
8 Brisbane
9 Cairns
10 Cebu
11 Chicago
12 Cologne
13 Colombo
14 Delhi
15 Denpasar
16 Dubai
17 Dusseldorf
18 Edinburgh
19 Frankfurt
20 Fukuoka
21 Glasgow
22 Hamburg
23 Hanoi
24 Helsinki
25 Ho Chi Minh City
26 Jakarta
27 Johannesburg
28 Karachi
29 Kuala Lumpur
30 London
31 Los Angeles
32 Manchester
33 Manila
34 Melbourne
35 Mumbai
36 Munich
37 Nagoya
38 Newcastle
39 New York
40 Nottingham
41 Osaka
42 Paris
43 Penang
44 Perth
45 Prague
46 Riyadh
47 Rome
48 San Francisco
49 Sapporo
50 Seoul
51 Sharjah
52 Singapore
53 Stockholm
54 Stuttgart
55 Surabaya
56 Sydney
57 Taipei
58 Tokyo
59 Toronto
60 Vancouver
61 Zurich

frequencies were cut back from the end of October to reflect the seasonal downturn in demand. The service to Kathmandu was discontinued in March 2001. Additional freighter services to European destinations and to Shanghai were mounted from the third quarter, and a twice-weekly freighter service to Osaka was introduced in May.

With the accession of China to the World Trade Organisation and expected long-term growth in trade, the airline expects increasing demand for air services between Hong Kong and Mainland China. The management of Dragonair therefore remains optimistic about the future of the airline.

AHK Air Hong Kong

The slowdown in exports from Hong Kong and the intense competition for cargo services in the region had a negative impact on the profitability of the company. Both yields and load factors were put under pressure by excess industry capacity, and fell by 18.6% and 0.6% points respectively.

In September, the company introduced a cargo service to Korea, as an extension of the Japan services.

On 25th February 2002, Cathay Pacific purchased a further 25% of the shares of the company, which has now become a 100% subsidiary of the Cathay Pacific Group.

Airline Catering

The Cathay Pacific Catering Services group operates seven in-flight catering facilities in Asia and North America. Although the group remained profitable, the performance was adversely affected by a fall in passenger numbers.

Hong Kong Airport Services (HAS)

Services provided by the company include aircraft loading, passenger steps and air bridge operations, baggage handling and cargo and mail delivery.

HAS recorded a satisfactory profit in 2001 in spite of the reduction in demand for airline services and intensified price competition.


Coca-Co

BEVERAGES

	2001 HK$M	2000 HK&M
Turnover *	4,661	4,584
Operating profit	304	256
Share of profits before taxation of jointly controlled companies	85	69
Attributable profit	**252**	**185**

** Turnover does not include the Mainland China operations which are all jointly controlled companies. Total turnover from Mainland China operations was HK$2,883 million in 2001 (2000: HK$2,779 million).*

Segment performance

	Turnover		Attributable Profit	
	2001 HK$M	2000 HK$M	2001 HK$M	2000 HK$M
Hong Kong	1,256	1,273	109	118
USA	2,566	2,426	123	126
Mainland China	–	–	–	(23)
Taiwan	839	885	30	(16)
Head Office – costs	–	–	(33)	(47)
Head Office – interest income	–	–	23	27
	4,661	4,584	252	185

	Total	Hong Kong	USA	Taiwan	Mainland China
Sales volume (million cases)	333.8	42.5	76.4	41.6	173.3
Franchise population (million)	416.6	6.9	5.5	23.0	381.2
Per capita consumption per annum (8oz serving)	19.2	147.7	333.5	43.4	10.9
Number of plants	16	1	2	2	11
Number of employees	11,528	1,127	1,737	838	7,826

The Beverages Division has the right to manufacture, market and distribute the products of The Coca-Cola Company in Hong Kong, Taiwan, seven provinces in Mainland China and in an extensive area in the western USA. We work in close partnership with The Coca-Cola Company on brand development and marketing.

2001 OVERVIEW

Overall volume growth in 2001, at 4%, was somewhat disappointing compared to the 9% achieved in 2000, though volume growth in Mainland China, at 6%, remained satisfactory. Pricing has generally been tight, constraining margins. However, the volume growth achieved, together with continuing controls over costs and distribution efficiencies, resulted in a 36% rise in attributable profit to HK$252 million in 2001.

Swire Beverages aims to improve returns by leveraging its asset base and its considerable distribution capacity throughout its operations. In 2001, this was reflected in improved ratios of turnover to net assets employed.

Sales in 2002 should also benefit from an increasing focus on non-carbonated beverages (NCBs) and the momentum generated by the launch, towards the end of 2001, of a number of new products. Further new products are planned to be introduced during the coming year.

Swire Coca-Cola Hong Kong

With over 80% market share, Swire Coca-Cola Hong Kong continues to maintain a dominant position in the carbonated soft drink (CSD) category. Competition from parallel imports and an increasing number of house brands has continued to maintain pressure on margins and volumes. Volume fell by 0.7% overall compared to 2000, following unusually poor weather in the peak summer months.

The company has enhanced its position in the faster-growing NCB sector with initiatives such as the successful launch of the Qoo brand of fruit-flavoured drinks and strong growth in sales of Bonaqua mineralised water following targeted marketing campaigns.

Effective cost-control measures and improved asset utilisation helped to mitigate the impact of weaker sales, but the profit attributable to Swire Pacific fell by 8% to HK$109 million.

Swire Coca-Cola USA

The trends in the USA operations reflect those of the industry as a whole, with growth coming from NCBs and water, while CSD brands showed a relative decline. Marketing support for NCB products and packages, and promotions for the Winter Olympics, led to an overall increase in sales volume of 0.3% over 2000.

Although CSD volumes have faced pressure from increasing competition from house brands which represent 12% of the total CSD market, trends in recent months suggest that the core brands are regaining some strength.

Good general cost control and, in particular, lower finance charges helped to bring attributable profit to HK$123 million in 2001.

Swire Coca-Cola Taiwan

Total volume in Taiwan grew by 3% in 2001, driven by success in developing the market for NCB products. Poor weather,

Net assets employed


HK$M
4,500
3,600
2,700
1,800
900
0
92
93
94
95
96
97
98
99
00
01
Hong Kong
United States
Taiwan
Mainland China

Sales volume in million unit cases


million unit cases
350
280
210
140
70
0
92
93
94
95
96
97
98
99
00
01
Hong Kong
United States
Taiwan
Mainland China

including several typhoons in the peak summer months, held back sales, though the successful launch of Qoo in the fourth quarter boosted NCB volumes. The restructuring that took place in late 2000 led to significant cost savings which, with a reduction in finance charges, helped the Taiwan operations contribute HK$30 million to Swire Pacific, compared with a loss of HK$16 million in 2000.

Mainland China

Swire Beverages' jointly controlled operating companies hold bottling and distribution franchises for Zhejiang, Jiangsu, Henan, Fujian, Guangdong, Anhui and Shaanxi provinces. The company also held franchises for the non-exclusive sales territories of Gansu and Ningxia, but these expired on 31st December 2001. During the year, the company increased its effective shareholding in Swire Coca-Cola Beverages Zhengzhou from 52.1% to 60.7%.

Sales volume grew 6% over 2000, although the benefit to gross margin of the incremental volume was largely offset by lower selling prices. Profitability improved across the Coca-Cola franchised territories as a result of increased efficiency in the distribution network leading to reduced overheads.

Losses were again sustained in Guangmei Foods Company, where increased competition between its Meijin brand and other soft drinks brands has continued to result in falling prices and volumes, and in the manufacturing business in Dongguan.

Overall, the combined Mainland China operations broke even in 2001 - an improvement on the 2000 loss of HK$23 million. We remain optimistic regarding the future prospects for further growth in values and profitability.


MARINE SERVIC

Marine Services

	2001 HK$M	2000 HK$M
Swire Pacific Offshore		
Turnover	893	843
Operating profit	336	231
Attributable profit	312	174
Ship repair, land engineering and harbour towage		
Attributable profit	33	61
Container terminal operations		
Attributable profit	272	270
Attributable profit	617	**505**

Fleet size	**2001**	2000
Number of vessels (Swire Pacific Offshore)	49	50
Number of vessels (Hongkong Salvage & Towage)	25	26
Total	74	76

Container terminal throughput (TEUs)	**2001**	2000
Modern Terminals ('000)	3,310	3,252
Shekou Container Terminals ('000)	751	720
Total ('000)	4,061	3,972

The Marine Services Division, through Swire Pacific Offshore, operates a fleet of specialist vessels supporting the offshore oil industry. The division also has interests, through jointly controlled and associated companies, in ship repair and harbour towage services in Hong Kong and overseas, and in container terminal operations in Hong Kong and Mainland China.

2001 OVERVIEW

The Marine Services Division achieved an excellent result in 2001, with a 22% increase in profit to HK$617 million. The principal driver of this result was continued growth in offshore oil exploration and consequent demand for the specialist services offered by Swire Pacific Offshore. Notwithstanding the economic downturn and the effect on marine cargo traffic, container terminal operations performed well. The Hongkong United Dockyards group had mixed fortunes, with a significant improvement in dockyard activity in spite of continued weakness in ship repair rates. There were significant project delays in the land engineering operations, while new automotive services incurred start-up costs which are not yet matched by revenue.

The prospects for 2002 for Swire Pacific Offshore remain promising, reflecting relatively stable oil prices and continued exploration activity. The container handling business in Hong Kong is likely to see greater pressure on margins as a result of the recent downturn in export market volumes and increasing competition from other terminals in Mainland China.

Offshore Oil Support

Demand for offshore oil services increased in 2001 as high oil prices in the first half led to an increase in offshore oil exploration which continued throughout the year. Swire Pacific Offshore reported an attributable profit of HK$312 million, compared with HK$174 million in 2000: an increase of 79%.

The contract awarded by Shell Exploration BV to Expro Swire Production for the operation and supply of an early production facility in Iran commenced in December 2001, and will run for 20 months, producing 100,000 barrels of crude oil per day.

Stable oil prices and projections of future rig numbers and utilisation indicate a further expansion in exploration, and hence strength in demand for Anchor Handling Tug Supply (AHTS) vessels. Swire Pacific Offshore has signed contracts for the construction of eight new AHTS vessels for delivery in 2002 and 2003. This brings the total number of newbuilds to 14, nine of which will be delivered in 2002. The new vessels will bring the total size of the Swire Pacific Offshore fleet to 56, with a further six vessels held by a jointly controlled company, Ocean Marine Services.

Ship Repair, Land Engineering and Harbour Towage

In spite of continued weakness in ship repair rates, Hongkong United Dockyards achieved a higher utilisation of its dockyard during the year, and results improved. However, the global economic slowdown continues to have an adverse impact on the international shipping industry, and this will place additional downward pressure on ship repair rates.

Swire Pacific Offshore – Fleet size


Number of vessels
60
48
36
24
12
0
92
93
94
95
96
97
98
99
00
01
02
03
Built prior to 1980
Built 1980 - 1984
Built 1985 - 1994
Built 1995 - 1999
Built after 1999

Swire Pacific Offshore – Fleet size including BHP capacity


Fleet engine BHP
Number of vessels
400,000
320,000
240,000
160,000
80,000
0
60
48
36
24
12
0
92
93
94
95
96
97
98
99
00
01
02
03
Built prior to 1980
Built 1980 - 1984
Built 1985 - 1994
Built 1995 - 1999
Built after 1999
Number of vessels

Note: Fleet size is shown in terms of the aggregate engine brake horse power (BHP) as this is the best measure of its relative earning capacity.

Land engineering activities suffered from significant project delays in 2001, but should benefit from several new orders and contracts in 2002.

New automotive services were established during the year. These include bus painting, a Volvo authorised service workshop, tank cleaning and an environmental department for the testing and control of exhaust emissions. Although results from these operations were affected by start-up and development costs, significant progress has been made in bringing the businesses to profitability.

Hongkong Salvage and Towage, with a locally-deployed fleet of 11 vessels, remains the largest operator of tugs in Hong Kong harbour. The Hung Hom was sold in May, and eight other tugs are deployed overseas. The company also operates six shallow draft container vessels in Hong Kong. The Hong Kong operation, in a mature market, offers limited growth opportunities. The company will, therefore, continue to look for further opportunities to deploy vessels overseas. Two new tugs, currently being built in Japan, will be delivered in the latter half of 2002.

Container Terminal Operations

Modern Terminals (MTL) recorded another strong performance during 2001. The company achieved throughput of over three million TEUs for the second year running, with a small increase in market share. The economic downturn, however, has led to a decrease in export volumes, which is expected to continue into 2002. With limited opportunities for further growth, and continuing competition from terminals in Mainland China, MTL will focus on productivity gains to sustain its operating performance.

At Shekou Container Terminals, throughput continued to increase in 2001 to over 750,000 TEUs, with a consequent increase in operating profits. Despite the expected slower growth in the region's total export market volumes in 2002, the Shenzhen throughput should continue to grow due to improving infrastructure and competitive terminal handling charges. At current throughput levels, the company is operating close to its theoretical capacity. The construction of two more berths is forecast to be completed by the end of 2003, with operations commencing in 2004.



TRADING & INDUSTRIAL

	2001 HK$M	2000 HK$M
Subsidiaries		
Taikoo Motors group		
Turnover	2,603	2,690
Operating profit	96	158
Attributable profit	19	38
Swire Resources group		
Turnover	590	496
Operating profit	47	28
Attributable profit	37	28
Other subsidiaries and head office costs		
Turnover	301	682
Operating loss	(31)	(12)
Attributable loss	(29)	(29)
Subtotal		
Turnover	3,494	3,868
Operating profit	112	174
Attributable profit	27	37
Jointly Controlled Companies		
Swire SITA group		
Attributable profit	97	85
Carlsberg Brewery Hong Kong group		
Attributable profit/(loss) before non-recurring items	10	(45)
Share of non-recurring items	–	(132)
Attributable profit/(loss)	10	(177)
Crown Can group		
Attributable loss	(27)	(37)
ICI Swire Paints		
Attributable profit/(loss)	12	(9)
Other jointly controlled companies		
Attributable profit/(loss)	11	17
Attributable profit/(loss) for the division	130	**(84)**

	2001	2000
Cars sold	11,553	10,431
Shoes sold ('000)	1,375	1,217
Brands managed	24	22

The Trading & Industrial Division has diverse interests in Hong Kong, Taiwan and Mainland China, which include wholly-owned and joint-venture investments in:

- The import and retailing of motor vehicles
- Retailing of sports and casual footwear and apparel
- Retailing of sugar products
- Marble cutting and contracting
- Waste management
- Aluminium can manufacture
- Paint manufacture
- Electrical busduct manufacture

2001 OVERVIEW

The economies of the Greater China region experienced varying economic conditions in 2001. Hong Kong was largely flat and retail prices continued to fall, Taiwan entered into recession and its currency came under persistent pressure in the second half of the year, while Mainland China maintained its recent impressive GDP growth, despite some slowing towards the end of the year.

During the year, the group sold its interests in Carlsberg Brewery Hong Kong to the Pacific Spirit Group, a partner of Carlsberg AS. At the end of the year, Taikoo Motors Taiwan relinquished the distribution agency for Volvo cars in Taiwan, which has been resumed by the Volvo Car Company. Taikoo Motors remains the dominant retail dealer for the marque.

The Trading & Industrial Division as a whole contributed an attributable profit of HK$130 million, compared with a loss of HK$84 million in 2000. If non-recurring items of HK$132 million incurred in 2000 are excluded, the recurrent year-on-year profits grew by 171%.

Trading Companies

TAIKOO MOTORS GROUP

In 2001, the Taikoo Motors group was both distributor and dealer for the following brands:

Hong Kong:	Volvo and Hyundai
Taiwan:	Volvo, Volkswagen and Kia
Mainland China:	Volvo and Kia

Taikoo Motors recorded sales growth in Taiwan in a difficult market, where overall vehicle imports dropped by some 20% against 2000, and remains the largest importer of vehicles. The Taiwan business also benefited from a recovery of HK$18 million in compensation for cars written off due to flood damage in 2000. Sales and earnings growth in Mainland China were solid, although the market slowed appreciably towards the year end in anticipation of WTO-related tariff reductions. The shortage of import licences continued to hamper growth. Sales and earnings in Hong Kong were disappointing.

With effect from 1st January 2002, the Volvo Car Company has set up its own distributorship in Taiwan, although Taikoo Motors will continue to be a leading retail dealer and after-sales service provider for the Volvo brand. Taikoo Motors Taiwan plans to expand its line-up of brands in 2002 to compensate for the Volvo distributorship. The company will continue to be the distributor for Volvo Truck and Bus.

SWIRE RESOURCES

Swire Resources is the leading importer and retailer of sports and casual footwear in Hong Kong, and also distributes specialist lines of sports apparel. Brands include Reebok, Puma, DKNY, Diesel, Rockport and Skechers. Retail operations comprise 44 shops in Hong Kong and 13 in Mainland China.

The company achieved record sales and earnings in 2001, with 1.73 million pairs of shoes sold, despite the general slowdown in retail sales. The Mainland China operations also returned a profit in 2001, for the first time.

Industrial Companies

Subsidiaries

TAIKOO SUGAR

Taikoo Sugar sells a full range of packaged sugars. It returned a loss in 2001 due to difficulties related to the closure of the company's own Hong Kong packaging factory and the establishment of new supply chains from overseas producers. The brand was re-launched in the second quarter. Following this restructuring of the business, it is anticipated that the company will return to profitability in 2002.

SWIRE DURO

Swire Duro imports, forms and fixes marble and granite products. Losses were incurred in the first half of 2001 due to a generally weak construction sector and delays on certain key projects. The company has, however, a firm forward order book and is once again trading profitably.

Jointly Controlled Companies

SWIRE SITA WASTE SERVICES (50%)

Swire SITA manages 12 waste collection and transfer stations and two major landfill sites in Hong Kong. In October, the Yuen Long transfer station was completed, and is now in operation. Earnings from this business in 2001 were satisfactory.

Earnings from the company's subsidiary, CSR Macau, were in line with the 2000 results.

The company also manages a waste-to-energy incineration plant in the Kaohsiung district of southern Taiwan. This facility, opened in December 2000, incurred losses in 2001 as it took some time to build up waste intake volumes to an economic level. By the end of the year, the facility was operating near break-even, and it is expected to deliver improved earnings in 2002.

The company continues to explore additional opportunities to expand its waste management business in both Taiwan and Mainland China.

CARLSBERG BREWERY HONG KONG (49%)

Carlsberg Brewery brews a range of beers in Guangdong province for sale throughout Mainland China and Hong Kong. The beer market declined in both volume and value in Hong Kong in 2001, although Carlsberg held its market share. The disposal of the Shanghai Brewery in 2000 reduced overcapacity and helped to change the company's result before non-recurring items from an attributable loss of HK$45 million in 2000 to an attributable profit of HK$10 million in the period up to the disposal.

As a further part of the refocusing of its interests, Swire Pacific disposed of its shares in Carlsberg Brewery Hong Kong in November 2001 for a net consideration of HK$260 million. The impairment loss of HK$307 million arising in respect of goodwill previously written off against reserves has been recognised as a prior year adjustment in the profit and loss account in accordance with HK SSAP No. 31.

CROWN CAN GROUP

Overall, the Crown Can group recorded a reduced attributable loss of HK$27 million to Swire Pacific, compared with an attributable loss of HK$37 million in 2000. Although market conditions continued to be poor, Crown Can increased its market share and sales volume, leading to better asset utilisation and reduced losses. The injection of funds following recapitalisation in some subsidiaries led to a reduction in borrowing levels and a consequent saving in external interest costs.

Crown Can Hong Kong (43%) produces aluminium cans for the beverage industry at four plants in Mainland China. The regional market remains over-supplied, and the deterioration in price noted in 2000 continued unabated in 2001, leading to reduced margins and earnings for the company. By the end of the year, there were tentative signs that both capacity and prices may have begun to stabilise. Following an injection of shareholders' funds in the second half of the year, Swire Pacific's effective interest in Crown Can Hong Kong rose from 40% to 43%.

Crown Vinalimex Packaging (37%) operates the only aluminium can-making line in northern Vietnam. Demand increased during the year, leading to improved sales and a reduced loss.

ICI SWIRE PAINTS (40%)

The company produces emulsion paints at factories in Guangzhou and Shanghai for sale throughout Mainland China and Hong Kong. For the third successive year, the company's Mainland China sales increased by over 30%, significantly boosting profitability. Hong Kong sales were flat, reflecting the weak property market. The share of profit attributable to Swire Pacific went from a loss of HK$9 million in 2000 to a profit of HK$12 million in 2001, largely as a result of the elimination of losses in the Mainland China business.

SCHNEIDER SWIRE (49%)

Schneider Swire manufactures electrical busduct in Guangzhou for sale in Mainland China, Hong Kong and South East Asia. Results were satisfactory, with Mainland China sales increasing by 49%. Margins have also improved, with most raw materials now being sourced in Mainland China. The profit attributable to Swire Pacific rose by 12% to HK$8 million.

Review of Operating Results

The principal activities of the Swire Pacific group, together with the contribution of each of activity to the group results, are as follows:

Year 2001	The Company and its subsidiaries: Operating profit HK$M	The Company and its subsidiaries: Net finance charges HK$M	Jointly controlled companies: Share of profits less losses HK$M	Associated companies: Share of profits less losses HK$M	Group: Profit before taxation HK$M	Profit attributable to Swire Pacific shareholders HK$M
Property						
Property investment	3,471	(352)			3,119	2,571
Property trading	128		229		357	346
Sale of investment properties	205				205	205
Hotels and restaurants			(57)	50	(7)	(17)
Provision for land premium on development properties					–	–
Provision for diminution in value of development property			(312)		(312)	(312)
	3,804	**(352)**	**(140)**	**50**	**3,362**	**2,793**
Aviation						
Airline services and airline catering				373	373	282
Aircraft engineering				155	155	139
Cargo handling				156	156	96
Others		6			6	3
	–	**6**	**–**	**684**	**690**	**520**
Beverages	**304**	**(58)**	**85**	**–**	**331**	**252**
Marine Services						
Ship repair, land engineering and harbour towage			36		36	33
Container handling			25	295	320	272
Shipowning and operating	336	(28)	9		317	312
	336	**(28)**	**70**	**295**	**673**	**617**
Trading & Industrial						
Car distribution	96	(14)			82	19
Shoe & apparel distribution	47	(1)	9		55	37
Waste services			121		121	97
Brewing - normal operations			14		14	10
Brewing - sale of business					–	–
Beverages can supply			(27)		(27)	(27)
Paint supply			13		13	12
Other activities	(31)		8		(23)	(18)
	112	**(15)**	**138**	**–**	**235**	**130**
Central items	**(165)**	**(46)**	**–**	**–**	**(211)**	**(194)**
Total	**4,391**	**(493)**	**153**	**1,029**	**5,080**	**4,118**

Analysis of return on Shareholders' Funds

The return of each division on shareholders' funds is:

	Attributable profit		Attributable net assets employed		Return on shareholders' funds (note 1)	
	2001 HK$M	2000 HK$M	**2001 HK$M**	2000 HK$M	**2001 %**	2000 %
Property	**2,793**	947	**49,854**	55,688	**5.3**	1.8
Aviation	**520**	2,510	**15,996**	16,193	**3.2**	16.5
Beverages	**252**	185	**1,859**	2,458	**11.7**	7.1
Marine Services	**617**	505	**2,229**	1,925	**29.7**	25.1
Trading & Industrial	**130**	(84)	**1,542**	1,617	**8.2**	(4.7)
Central items	**(194)**	(170)	**1,469**	(458)	**–**	–
	4,118	3,893	**72,949**	77,423	**5.5**	5.3

Note 1: The return on shareholders' funds is calculated as attributable profit for the year divided by the average of attributable net assets at the start and end of the year.

Year 2000	The Company and its subsidiaries Operating profit HK$M	The Company and its subsidiaries Net finance charges HK$M	Jointly controlled companies Share of profits less losses HK$M	Associated companies Share of profits less losses HK$M	Group Profit before taxation HK$M	Profit attributable to Swire Pacific shareholders HK$M
Property						
Property investment	3,354	(276)			3,078	2,736
Property trading	145		63		208	49
Sale of investment properties					–	–
Hotels and restaurants			(48)	73	25	13
Provision for land premium on development properties	(151)				(151)	(151)
Provision for diminution in value of development property			(1,700)		(1,700)	(1,700)
	3,348	**(276)**	**(1,685)**	**73**	**1,460**	**947**
Aviation						
Airline services and airline catering				2,302	2,302	2,257
Aircraft engineering				166	166	156
Cargo handling				129	129	76
Others		41			41	21
	–	**41**	**–**	**2,597**	**2,638**	**2,510**
Beverages	**256**	**(92)**	**69**	**–**	**233**	**185**
Marine Services						
Ship repair, land engineering and harbour towage			66		66	61
Container handling			23	294	317	270
Shipowning and operating	231	(55)	4		180	174
	231	**(55)**	**93**	**294**	**563**	**505**
Trading & Industrial						
Car distribution	158	(1)			157	38
Shoe & apparel distribution	28		4		32	28
Waste services			101		101	85
Brewing - normal operations			(45)		(45)	(45)
Brewing - sale of business			(132)		(132)	(132)
Beverages can supply			(37)		(37)	(37)
Paint supply			(9)		(9)	(9)
Other activities	(12)	1	7		(4)	(12)
	174	**–**	**(111)**	**–**	**63**	**(84)**
Central items	**(160)**	**(50)**	**(2)**	**–**	**(212)**	**(170)**
Total	**3,849**	**(432)**	**(1,636)**	**2,964**	**4,745**	**3,893**

Commentary on major variances in the Consolidated Profit and Loss Account and Balance Sheet

Consolidated Profit and Loss Account	2001 HK$M	2000 HK$M	Reference
TURNOVER In the Property Division, the increase in turnover is mainly due to proceeds from the sale of units in The Albany. In addition, there was a slight increase in gross rental income, offset by reduced proceeds from property trading. The Beverages Division's operations in the USA recorded a 6% increase in turnover whilst the turnover for Hong Kong and Taiwan reduced slightly. The Marine Services Division contributed increased turnover following improved vessel utilisation and higher overall charter rates achieved by Swire Pacific Offshore. The Trading & Industrial Division suffered a reduction in turnover as a result of the sale of Swire Engineering and Swire Loxley during 2000 and the closure of Swire Engineering Services in January 2001. Turnover fell in Taikoo Sugar and at Taikoo Motors' businesses in Taiwan and Hong Kong, though this was offset by higher sales from Swire Resources in Hong Kong.	**15,198**	15,050	Note 1
OPERATING PROFIT In the Property Division, net rental income was marginally higher than 2000 due to higher contributions from retail premises and savings on outgoings. Operating profit was further enhanced by the sale of 9 units in The Albany. The Beverages Division recorded improved profits attributable to volume growth in the USA and significant cost savings in Taiwan following the restructuring in 2000. The strong operating profit for the Marine Services Division reflects the higher fleet utilisation and charter rates achieved by Swire Pacific Offshore. The decrease in operating profit in the Trading & Industrial Division is mainly attributable to lower contributions from the car businesses in Taiwan and Hong Kong, offset by improved operating results from sportswear and apparel in Hong Kong.	**4,391**	3,849	Note 2
NET FINANCE CHARGES Whilst net debt levels have remained relatively constant, the beneficial effect of lower prevailing rates of interest have been more than offset by a significant reduction in interest deferred into properties under development for sale.	**(493)**	(432)	Note 5
SHARE OF PROFITS LESS LOSSES OF JOINTLY CONTROLLED COMPANIES The marked increase reflects the absence of a provision for the diminution in value of Ocean Shores and the loss on the sale of Carlsbrew Brewery (Shanghai), which were included in the 2000 results. 2001 does include provisions for diminution in value of development properties in Tung Chung and for stamp duty in respect of Ocean Shores.	**153**	(1,636)	Note 6

References are to "Notes to the Accounts" on pages 58 to 77.

	2001 HK$M	2000 HK$M	Reference
SHARE OF PROFITS LESS LOSSES OF ASSOCIATED COMPANIES The majority of the reduction in profits reflects the downturn in the demand for air traffic for Cathay Pacific, Air Hong Kong and Dragonair. The contribution from HAECO decreased as a result of the inclusion in the 2000 results of non-recurring profits of HK$122 million at the company level.	**1,029**	2,964	Note 7
TAXATION The low effective tax rate of 11.9% reflects tax losses brought forward from previous years and the non-taxable profit on the sale of units in The Albany.	**602**	565	Note 8
MINORITY INTERESTS The increase is primarily due to improved contributions from both retail and office space in Festival Walk and the fact that certain pre-operating and marketing costs in Festival Walk were written off in 2000.	**360**	287	
PROFIT ATTRIBUTABLE TO SHAREHOLDERS A marked fall in contribution from Cathay Pacific has been more than offset by a reduction in provisions in the Property Division, modest growth in rental income, and a net 35% increase in contributions from Marine Services, Beverages and Trading & Industrial Divisions.	**4,118**	3,893	
Consolidated Balance Sheet			
FIXED ASSETS The decrease in fixed assets is mainly due to the decrease in the valuation of the investment property portfolio in Hong Kong following a downturn in the property market generally.	**71,261**	77,378	Note 12
INVESTMENTS IN JOINTLY CONTROLLED COMPANIES The increase reflects loans advanced to jointly controlled companies in the Property Division, particularly the Ocean Shores project, and profit retained during the year. This is partially offset by a fall in valuation of investment properties held by jointly controlled companies.	**8,058**	6,978	Note 14
INVESTMENTS IN ASSOCIATED COMPANIES The decrease principally reflects the drop in profit retained in the Cathay Pacific Group as its 2000 final dividend, declared and paid in 2001, was larger than the pre-dividend profit in 2001.	**17,685**	18,373	Note 15

	2001 HK$M	2000 HK$M	Reference
PROPERTIES FOR SALE The decrease is mainly due to the sale of carparks in Lei King Wan, apartments within the StarCrest development in Hong Kong, and the sale of trading properties in the USA. This is offset by development costs incurred on the Taikoo Valley Site V residential site (The Orchards) in Hong Kong and Courts Brickell Key in the USA.	**1,683**	1,958	Note 17
TRADE AND OTHER PAYABLES The accruals at the end of 2000 included land premium for Horizon Gardens and the acquisition cost for land at Tai Ho on Lantau and the Aik San Factory Building and Melbourne Industrial Building. These amounts were settled during the year, which accounts for the decrease in trade and other payables.	**7,399**	8,377	Note 20
LONG-TERM LOANS AND BONDS DUE WITHIN ONE YEAR The increase is mainly due to the reclassification of the HK$1,500 million floating rate notes due in June 2002 from long-term loans and bonds.	**1,748**	200	Note 22
LONG-TERM LOANS AND BONDS The decrease reflects the reclassification of HK$1,500 million floating rate notes to current liabilities, partially offset by the refinancing of short-term loans through the issue of longer-term debt.	**9,625**	10,486	Note 22
MINORITY INTERESTS The decrease reflects the minority's share of the property revaluation deficit and the repayment of shareholders' loans to minority interests in the Property and Beverages Divisions, partially offset by retained profits attributable to minority interests during the year.	**4,651**	5,203	
SHAREHOLDERS' FUNDS The decrease relates principally to a decrease in the property revaluation reserve partially offset by profits retained during the year.	**72,949**	77,423	

Investment Appraisal and Operations Performance Review

Swire Pacific's executive management sets target rates of return for each company in the group based on its assessment of the risk premium appropriate for its business. The target rate of return is a weighted average of the cost of debt and the estimated cost of equity. The cost of equity is based on the Beta and hence equity risk premium of relevant quoted equities, adjusted by management's assessment of the competitive position and particular circumstances of the company.

These target rates of return are considered when appraising all new investments and recommending them to the Board for approval.

The actual and projected returns of each company in the group are compared annually to target rates of return with a view to increasing investment where the group can add significant value and rationalising investment where expected returns are not commensurate with the cost of capital and management time.

Financial Risk Management Policy

Financing for Swire Pacific subsidiaries in Hong Kong is provided primarily by Swire Pacific, which raises funds both directly and through wholly-owned finance subsidiaries. Certain working capital lines and overdraft facilities are arranged by individual subsidiaries. The principal areas of financial risk management activity including, inter alia:

- funding;
- commodity, currency and interest rate hedging;
- credit monitoring;
- debt maturity; and
- event and refinancing risk management

are subject to policies, guidelines, exposure limits, and systematic authorisation and reporting. The group's listed associated companies, Cathay Pacific and HAECO, arrange their financial affairs on a stand-alone basis. Their financing activities are undertaken in a manner consistent with the overall financial policies of the group.

Use of Derivatives

In the normal course of business, Swire Pacific and Cathay Pacific use interest rate and currency swaps in connection with their borrowings. Such derivative transactions are entered into in order to manage exposure to fluctuations in foreign currency exchange rates and interest rates. In addition, Cathay Pacific is a party to forward contracts and options for the purchase of aviation fuel. It is the policy of the Swire Pacific group not to enter into derivative transactions for speculative purposes. The implementation of the hedging policy is only undertaken following approval from the Board.

Derivatives involve, to varying degrees, credit and market risk. With regard to credit risk, the group would be exposed to loss in the event of non-performance by a counterparty. The group controls credit risk through approved counterparty limits and monitoring procedures.

Market risk is the possibility that a movement in interest rates or currency rates will cause the value of a derivative to fluctuate or change the cost of settling the underlying obligations. Derivatives are used solely for management of an underlying risk and the group is not exposed to market risk since gains and losses on the derivatives are offset by losses and gains on the assets, liabilities or transactions being hedged. The group is not required by its counterparties to provide collateral or any other form of security against any change in the market value of a derivative.

Derivative transactions entered into by Swire Pacific and its wholly-owned subsidiary companies, and outstanding at the year end

Maturity	Type	Purpose	Currency paid	Principal HK$	Basis of rate paid	Currency received	Basis of rate received
2004	Cross Currency Coupon only	To hedge USD coupons	HKD	389,985,000.00	Fixed	USD	Fixed
2004	Cross Currency Coupon only	To hedge USD coupons	HKD	779,970,000.00	Fixed	USD	Fixed
2004	Cross Currency Coupon only	To hedge USD coupons	HKD	389,985,000.00	Fixed	USD	Fixed
2004	Cross Currency Coupon only	To hedge USD coupons	HKD	389,965,000.00	Fixed	USD	Fixed
2004	Cross Currency Coupon only	To hedge USD coupons	HKD	389,965,000.00	Fixed	USD	Fixed
2004	Cross Currency Coupon only	To hedge USD coupons	HKD	194,980,000.00	Fixed	USD	Fixed
2003	Cross Currency Swap	To hedge principal repayment of USD debt	HKD	852,445,000.00	Floating	USD	Floating
2004	Cross Currency Swap	To hedge principal repayment of USD debt	HKD	154,540,000.00	Fixed	USD	Fixed
2004	Cross Currency Swap	To hedge principal repayment of USD debt	HKD	1,007,435,000.00	Floating	USD	Floating
2004	Cross Currency Swap	To hedge principal repayment of USD debt	HKD	1,159,125,000.00	Fixed	USD	Fixed
2003	Interest rate swap	To swap into floating rate debt	HKD	1,200,000,000.00	Floating	HKD	Fixed
2004	Interest rate swap	To swap into floating rate debt	HKD	500,000,000.00	Floating	HKD	Fixed
2003	Cross Currency Swap	To hedge principal repayment of HKD debt and HKD coupons	USD	1,000,000,000.00	Floating	HKD	Floating

Management of Currency Exposure

Exposure to movements in exchange rates on individual transactions in the Swire Pacific group is minimised using forward foreign exchange contracts where active markets for the relevant currencies exist. With the exception of the Perpetual Capital Securities, which have no scheduled maturity, all significant foreign currency borrowings are covered by appropriate currency hedges.

Translation exposure arising on consolidation of the group's overseas net assets is reduced, where practicable, by broadly matching assets with borrowings in the same currency. Substantial proportions of the revenues, costs, assets and liabilities of Swire Pacific and its subsidiary companies are denominated in Hong Kong dollars.

The long-term financial obligations of Cathay Pacific have been arranged primarily in currencies in which it has substantial positive operational cash flows, thus establishing a natural currency hedge. The policy adopted requires that anticipated surplus foreign currency earnings should be at least sufficient to meet the foreign currency interest and principal repayment commitments in any year.

Capital Resources and Liquidity

Swire Pacific's total shareholders' funds have decreased to HK$72,949 million at the end of 2001 compared with HK$77,423 million at the end of 2000, mainly due to the downward revaluation of the group's investment property portfolio, partially offset by earnings retained in the year.

At 31st December 2001 the Swire Pacific group held cash deposits of HK$366 million whilst bank loans and other borrowings due within one year amounted to HK$2,914 million.

An analysis of the group's net borrowings by currency at 31st December 2001, including US$600 million (HK$4,642 million) of Perpetual Capital Securities, is shown below:

Currency	HK$M	
Hong Kong Dollar	10,549	63%
United States Dollar	5,689	34%
New Taiwan Dollar	546	3%
Others	(28)	–
	16,756	100%

Sources of Finance

At 31st December 2001, committed loan facilities and debt securities amounted to HK$19,355 million, of which 16.6% (HK$3,212 million) remained undrawn. In addition, there were uncommitted facilities undrawn at the year end amounting to HK$2,083 million. Sources of funds at the end of 2001 comprised:

	Available HK$M	Drawn HK$M	Undrawn HK$M
Committed facilities			
Perpetual Capital Securities	4,642	4,642	–
Bonds	2,321	2,321	–
Private Placement	852	852	–
Fixed/Floating Rate Notes	4,700	4,700	–
Bank and other loans	6,840	3,628	3,212
	19,355	16,143	3,212
Uncommitted facilities			
Money market and others	3,121	1,038	2,083

Financing Activities during the Year

In April 2001, a Medium Term Note Programme allowing outstanding issues of up to US$1,500 million was arranged and a total of HK$2,200 million fixed/floating rate notes were issued with maturities ranging from 2 to 5 years. A HK$5,000 million syndicated loan was arranged in August 2001 to refinance facilities that were soon to mature or had a higher cost of funding. Facilities refinanced include a syndicated loan facility of HK$2,850 million scheduled to mature in March 2002 and various bilateral facilities. The benefit resulting from the year's financing activities is a lower average cost of financing.

The group's weighted average cost of debt:

	2001	2000
Weighted average cost of debt	**6.52%**	7.95%
Weighted average cost of debt excluding perpetuals	**5.52%**	7.49%

Maturity Profile

It is group policy to secure adequate funding so as to match cash flows associated with both current and planned investments. The maturity profile of the group's gross borrowings at the end of each of the last five years is set out below:

Maturity profile


%
100
80
60
40
20
0
97
98
99
00
01
Within 1 year
1-2 years
2-5 years
Over 5 years

The refinancing activities during the year extended the group's weighted average term of debt. As the perpetual capital securities have no scheduled maturity the first call dates have been taken as the maturity dates.

The group's weighted average term of debt:

	2001	2000
Weighted average term of debt	**4.57 years**	4.42 years
Weighted average term of debt excluding perpetuals	**2.80 years**	1.92 years

Interest Rate Profile

In addition to raising funds on a fixed rate basis, the group uses interest rate swaps and other instruments where appropriate in the management of its interest rate profile. At 31st December 2001, 53.2% of the group's gross borrowings were on a floating rate basis and 46.8% were on a fixed rate basis.

Interest Cover and Gearing

The following graphs illustrate interest cover, cash interest cover and gearing ratios for each of the last five years. Interest cover for the year ended 31st December 2001 was 8.91 times while cash interest cover, calculated by reference to total interest charges including those capitalised, was 4.01 times. The gearing ratio was 22% at the end of 2001.

Interest cover and cash interest cover


HK$M
Times
10,000
8,000
6,000
4,000
2,000
0
60
48
36
24
12
0
97
98
99
00
01
Interest cover
Cash interest cover
Operating profit
Net finance charges
Capitalised interest

Gearing ratio


HK$M
ratio
120,000
90,000
60,000
30,000
0
0.4
0.3
0.2
0.1
0
97
98
99
00
01
Gearing ratio
Shareholders' funds including minority interests
Net borrowings

Capital Expenditure

Capital expenditure incurred by the group in 2001 was HK$1,644 million. The following graph illustrates capital expenditure by division over the last five years:

Capital expenditure by division


HK$M
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
97
98
99
00
01
Property
Beverages
Trading & Industrial
Marine Services
Others

The major outgoings during 2001 in the Property Division related to expenditure on Cambridge House, the Cityplaza renovation, Pacific Forum and the acquisition of the Aik San Factory Building and Melbourne Industrial Building. Expenditure in the Beverages Division was mainly on property, production and distribution equipment. Within the Marine Services Division, capital expenditure related principally to instalment payments on 14 new offshore support vessels for delivery in 2002 and 2003.

Social and Environmental Responsibility

Community Relations

Swire Pacific is committed to playing a full role as a responsible corporate citizen. We provide financial support and other donations in kind to sustain a diverse range of community programmes and charitable activities. Our aim is to address the needs of less-advantaged members of society in the various communities where we do business, especially in the Hong Kong community where the Swire group has been active for over 130 years.

Swire Pacific and Cathay Pacific are major sponsors in Hong Kong of the Life Education Activity Programme (LEAP), a project which has had proven success in teaching school children, using innovative mobile classrooms and specially trained teaching staff, about the dangers of smoking as well as drug and alcohol abuse. In 2001, LEAP carried its message to over 62,000 children. Other organisations we support include the Community Chest, the Hong Chi Association, the Outward Bound Trust, the Society for the Promotion of Hospice Care, the Hong Kong Red Cross and the Sunnyside Club.

Swire Pacific has also funded development projects at local universities and other educational institutions, including support for Taikoo Primary School where Swire Properties is constructing a new school campus. In addition, the Swire Group supports a variety of graduate and post-graduate scholarships both in Hong Kong and overseas for Hong Kong, Mainland Chinese and other Asian students.

Recognising the key role played by English as the global language of business, Swire Pacific also supports a number of related initiatives including the Community English Language Laboratory (CELL), a free facility for those wishing to improve their spoken English.

Environment

Swire Pacific takes its environmental responsibilities very seriously. As a major business group with diverse interests in aviation, shipping, property development, trading and manufacturing, we are very conscious of the potential impact of our activities on the environment. We are committed to ensuring our businesses meet or exceed legal and regulatory requirements for environmental best practice wherever we do business. The group Environmental Committee, chaired by a director, meets on a regular basis to review group environmental policies and performance. Group companies have taken a number of initiatives to address specific environmental issues including designing buildings for greater energy efficiency, the reduction of air pollution through the use of low-sulphur fuels in vehicle fleets, the operation of world-class public waste management facilities, and investment in waste water treatment and conservation.

Swire Pacific is a founder member of the Hong Kong Business Environment Council and has also been recognised in the United Nations Global 500 Roll of Honour for its commitment to sound environmental practice.

Principles

We believe a reputation for fair dealing and integrity is a valuable corporate asset and are determined to foster and maintain high standards of professional conduct and business ethics. Maximisation of long-term returns to shareholders is best achieved by acting at all times in a socially responsible manner which recognises the interests of the wider community.

Our commitment is to:

- Provide high-quality products and services to the satisfaction of our customers;
- Maintain high standards of business ethics and corporate governance;
- Ensure the safety and well-being of employees, customers and others with whom we have contact;
- Protect the environment from harm; and
- Achieve these goals whilst, at the same time, providing satisfactory returns to shareholders.

The Board of Directors

The Board consists of 12 directors, whose details are given on page 41 of this report. Of these, six, including the Chairman of the Board, are executive directors and six are non-executive. Of the non-executive directors, three are independent.

The Board meets formally six times a year. In addition to this, board papers covering important issues are circulated for approval at other times. The average attendance rate of the Directors for the year was 70%.

The Board is responsible to the shareholders for the strategic development of the Company, the management of the Company's assets in a way that maximises long-term shareholder value, and for the control of the operations of the business. Included within the Board's responsibilities are the formulation of long-term strategy and review of the performance of the operating divisions against their agreed budgets and targets, as well as the approval of financial statements, major acquisitions and disposals, major capital projects and the annual budget.

The Directors are accountable for the proper stewardship of the Company's affairs, and acknowledge that they have the responsibility for ensuring that the Company keeps fair and accurate accounting records which disclose the financial position of the Company, and which enable them to ensure that the financial statements comply with the requirements of the Hong Kong Companies Ordinance.

Executive Management

Swire Pacific focuses on the long-term organic growth of businesses where it can add value through its industry-specific expertise and knowledge of the Greater China region. It maintains a stable shareholding structure and a strong balance sheet to provide a firm platform for growth.

As a conglomerate Swire Pacific combines the efforts of management teams focused on the individual business units, closely supported by a small head office function.

The role of the holding company includes investment review, treasury, senior personnel management, performance monitoring, corporate governance and investor relations. The investment review activity covers the appraisal of specific investment opportunities. Performance monitoring covers the assessment of target rates of return for each business and periodic reviews of the businesses with a view to increasing investment where the group can add significant value and rationalising investment where expected returns are not commensurate with the risk-adjusted cost of capital and management time.

Remuneration of executive directors and other senior managers is aimed at attracting, motivating and retaining high-calibre individuals in a competitive international market. Remuneration consists of base salary, benefits, including a provident fund and housing assistance, and performance-related bonuses related to the longer-term profitability of the company so as to align management incentives with shareholder interests. Executive directors are not involved in determining their own remuneration. In 2001, executive directors' basic salary accounted for 30% of gross emoluments, performance-related bonuses for 22%, housing for 34%, benefits and allowances for 7% and retirement benefits for 7%. Other information on directors' emoluments is given in note 4 to the accounts, on page 62.

Audit Committee and Internal Control

The Directors have overall responsibility for the group's system of internal control. They are assisted in their review of this system by the Group Internal Audit department, the work of the external auditors and the Audit Committee, which also provides an independent review of the adequacy and effectiveness of the internal control system.

The Audit Committee, under the Chairmanship of Mr David Eldon, consists of three non-executive directors, two of whom are independent. In 2001 it met three times, with 100% attendance, to review and discuss the 2000 results and Annual Report, the

2001 interim results and report and the external and internal audit plans for 2001 and 2002. In addition, at each meeting, reports are received from the internal and external auditors which detail matters of significance arising from work conducted since the previous meeting. In assessing the effectiveness of the control environment, the Committee actively monitors:

i) Overall trends in internal control within the group, supported by:
ii) The number and seriousness of the findings reported; and
iii) The speed and effectiveness with which the recommendations made are implemented.

The external auditors, the Group Finance Director and the Head of Group Internal Audit are in attendance to answer questions on the reports or their work.

The Internal Audit department, which is staffed by 11 qualified professionals, has the responsibility for the conduct of risk-based audits in Swire Pacific and its subsidiaries, with additional work as required and agreed in some of the jointly-controlled and associated companies. These audits are designed to provide the Board of Directors with assurance that the internal control systems of the group are effective, and that the risks associated with the achievement of business objectives are being properly managed. The annual work plan, manning levels and qualifications of the department are discussed and agreed with the Audit Committee. In addition to the agreed schedule of work, the department conducts such ad hoc project and investigative work as may be required. The department's primary reporting line is to the Group Finance Director and through him to the Chairman, though there is also open access to the Chairman of the Audit Committee. Copies of all internal audit reports are sent to the Chairman, the Group Finance Director, the auditee and the external auditors.

The external auditors have a primary responsibility for auditing and reporting on the annual financial statements. At the request of the Board and the Audit Committee, they also assist the Audit Committee in their review of the unaudited interim statements. Matters of significance, both in terms of internal control improvements and of accuracy of reporting, are raised by them with the Board and the Audit Committee. In 2001, the total remuneration paid to the external auditors of the Company was HK$12 million, including HK$8 million for the statutory audit and interim review and HK$3 million for taxation advice.

Risk Management

The group maintains a Risk Management Committee which oversees the proper application of risk management procedures throughout the group. This committee is chaired by the Group Finance Director and includes representatives from each division in the group. It meets quarterly to discuss all aspects of risk management. The divisions are required to report any events of importance, so that they may be discussed at the Committee and any applicable lessons identified.

During 2001, the committee addressed a number of risk management issues, the most significant of which were:

i) the appointment of new insurance brokers to act as risk management partners, and help develop more comprehensive programmes for enhanced risk management;
ii) the ongoing development of group-wide policies covering ethical, health and safety, environmental and business risks;
iii) a review of risks throughout the group in the light of the terrorist attacks of 11th September;
iv) a review of insurance claims to identify and improve on poor risk management pactices and techniques, and thereby reduce the number of insurance losses and claims;
v) a review of insurance deductible levels throughout the group to increase the responsibility at the operating company level for the active management of the cost of risk; and
vi) the continuing development of the insurance renewal strategy, including active dialogue with underwriters. As part of this, a series of roadshow presentations were given in December which set out:
    - The current structure of the group;
    - The current risk management arrangements, and the plans for development of the group-wide risk management philosophy;
    - The deductible levels to be accepted by the group; and
    - The likely effect on the risk profile of the group of known future plans.

Environment

The group is committed to conducting its business in a manner which fosters the sustainable use of natural resources and minimises any adverse impact on the environment. The group Environment Committee is chaired by a Board Director and co-ordinates overall group policy on environmental issues. In 2001, the Committee and its working groups met nine times. In addition to pursuing specific environmental projects, the group has embarked upon a major project to develop and monitor a wide range of key environmental, health and safety performance measures across major business units within the group.

Directors and Advisers

Executive Directors

* **J W J Hughes-Hallett**, aged 52, has been a Director of the Company since January 1994. He was appointed Deputy Chairman in March 1998 and Chairman in June 1999. He is also Chairman of Cathay Pacific Airways Limited and Swire Properties Limited. He joined the Swire group in 1976 and has worked with the group in Hong Kong, Taiwan, Japan and Australia.

* **M J Bell**, aged 54, has been a Director of the Company since April 1997 and was Finance Director until August 1999 when he assumed the position of Staff Director of John Swire & Sons (H.K.) Limited. He joined the Swire group in 1972 and has worked with the group in the United Kingdom, Hong Kong and Japan.

* **M Cubbon**, aged 44, has been a Director of the Company since September 1998 with responsibility for Group Finance. He is also a Director of Cathay Pacific Airways Limited and Swire Properties Limited. He joined the Swire group in 1986.

* **D Ho**, aged 54, has been a Director of the Company since March 1997. He is Chairman of the group's Taiwan operations and of a number of Swire group companies with shipping and travel interests. He is also a Director of Hong Kong Aircraft Engineering Company Limited. He joined the Swire group in 1970 and has worked with the group in Hong Kong and Taiwan.

* **K G Kerr**, aged 49, has been a Director of the Company with responsibility for the Property Division since January 1991. He joined Swire Properties Limited in 1975 and has been its Managing Director since February 1989.

* **D M Turnbull**, aged 46, has been a Director of the Company since November 1996 and has responsibility for the Aviation Division. He is Deputy Chairman and Chief Executive of Cathay Pacific Airways Limited and Chairman of Hong Kong Aircraft Engineering Company Limited. He joined the Swire group in 1976.

Non-Executive Directors

* **Baroness Dunn**, DBE, aged 62, has been a Director of the Company since February 1981 and until January 1996 had responsibility for the Trading Division. She is also a Director of John Swire & Sons Limited and Marconi plc and is Deputy Chairman of HSBC Holdings plc. She joined the Swire group in 1963.

\+ **P A Johansen**, aged 59, has been a Director of the Company since January 1983 and was Finance Director until April 1997. He joined the Swire group in 1973 and has worked with the group in Hong Kong and Japan. He is also a Director of John Swire & Sons Limited, Swire Properties Limited and Hong Kong Aircraft Engineering Company Limited.

* **Sir Adrian Swire**, aged 70, is Chairman of John Swire & Sons Limited. He joined the Swire group in 1956 and has been a Director of the Company since October 1978. He is also a Director of Cathay Pacific Airways Limited and HSBC Holdings plc.

Independent Non-Executive Directors

\+ **D G Eldon**, aged 56, has been a Director of the Company since June 1996. He is also a Director of HSBC Holdings plc. and The Hongkong and Shanghai Banking Corporation Limited. He has been with the HSBC Group since 1968. He is also Non-Executive Chairman of Hang Seng Bank Limited.

\+ **C Lee**, aged 48, has been a Director of the Company since January 1993 and previously was Alternate Director for J S Lee from January 1987. He is also a Director of Hysan Development Company Limited.

T S Lo, GBM, CBE, aged 67, has been a Director of the Company since July 1975 and is the senior partner of Lo & Lo, Solicitors. He is also Vice-Chairman of Henderson Land Development Company Limited.

* These Directors are also Directors of John Swire & Sons (H.K.) Limited

\+ Members of the Audit Committee

Secretary
P A Moore, aged 44, has been Company Secretary since October 1997. He joined the Swire group in 1989 and has worked with the group in Hong Kong and Japan.

Registered office
35th Floor, Two Pacific Place, 88 Queensway, Hong Kong

Principal Bankers
The Hongkong and Shanghai Banking Corporation Limited

Auditors
PricewaterhouseCoopers

Registrars
Central Registration Hong Kong Limited
19th Floor, Hopewell Centre
183 Queen's Road East, Hong Kong

Website: http://www.centralregistration.com.hk

Depositary
The Bank of New York
American Depositary Receipts
620 Avenue of the Americas, 6th Floor
New York, NY10011
U.S.A.

Website: www.adrbny.com
E-mail: ADR@bankofny.com

(Toll free) 1-888-BNY-ADRS (1-888-269-2377)
Fax: (646) 885-3043

For further information about Swire Pacific Limited, please contact:

Investor Relations
E-mail: corporateaffairs@swirepacific.com

Public Affairs
E-mail: publicaffairs@swirepacific.com

Swire Pacific Limited
35th Floor, Two Pacific Place
88 Queensway
Hong Kong

Tel: (852) 2840-8098
Fax: (852) 2526-9365
Website: http://www.swirepacific.com

The Directors submit their report together with the audited accounts for the year ended 31st December 2001, which are set out on pages 49 to 77 and 90 to 97.

Principal activities

The principal activity of the Company is investment holding and the principal activities of its major subsidiary, jointly controlled and associated companies are shown on pages 90 to 97. An analysis of the group's performance for the year by business and geographical segments is set out in note 3 to the accounts.

Dividends

The Directors recommend the payment of final dividends for 2001 of HK¢76.0 per 'A' share and HK¢15.2 per 'B' share which, together with the interim dividends paid on 3rd October 2001 of HK¢36.0 per 'A' share and HK¢7.2 per 'B' share, make total dividends for the year of HK¢112.0 per 'A' share and HK¢22.4 per 'B' share: the same level as those for 2000. This represents a total distribution for the year of HK$1,738 million. Subject to the approval of the 2001 final dividends by the shareholders at the Annual General Meeting on 16th May 2002, it is expected that those dividends will be paid on 3rd June 2002 to shareholders registered on 16th May 2002. The share registers will be closed from 13th May 2002 to 16th May 2002, both dates inclusive.

Reserves

Movements in the reserves of the group and the Company during the year are set out in note 25 to the accounts.

Accounting policies

The principal accounting policies of the group are set out on pages 54 to 57.

The reason for a departure from the Statement of Standard Accounting Practice No. 11 (HK SSAP No. 11) laid down by the Hong Kong Society of Accountants is set out in principal accounting policy no. 4.

Donations

During the year, the Company and its subsidiaries made donations for charitable purposes of HK$6.9 million and donations towards various scholarships of HK$1.0 million.

Fixed assets

Details of movements in fixed assets are shown in note 12 to the accounts. An analysis of capital expenditure by division is shown on page 37.

Properties

The annual valuation of the group's property portfolio, whether complete or in the course of development, was carried out by professionally qualified executives of the group on the basis of open market value at 31st December 2001. The valuations have been recorded in the accounts of the individual companies concerned and an overall net decrease of HK$6,802 million in respect of these properties is reflected in group reserves.

A schedule of the principal properties of Swire Pacific Limited and its subsidiary, jointly controlled and associated companies is given on pages 80 to 89.

Bank and other borrowings

The bank loans and overdrafts, other borrowings, Perpetual Capital Securities and Medium Term Notes of Swire Pacific Limited and its subsidiary companies are shown in notes 21 and 22 to the accounts.

Interest

A statement of the amount of interest capitalised by Swire Pacific Limited and its subsidiaries is included in note 5 to the accounts.

Financial summary

A ten-year financial summary of the results and of the assets and liabilities of the group is shown on pages 2 to 3.

Major customers and suppliers

During the year, less than 30% of the group's sales and 30% of the group's purchases were attributable to the group's five largest customers and suppliers respectively.

Significant transactions

In November 2001, the Company sold its 49% interest in Carlsberg Brewery Hong Kong Limited.

Share capital

During the year under review, the group did not purchase, sell or redeem any shares in Swire Pacific Limited.

Agreements for services

There are agreements for services, in respect of which John Swire & Sons Limited provides services to various companies in the group and under which costs are reimbursed and fees payable. These agreements can be terminated by either party giving not less than twelve months' notice of termination expiring on 31st December 2003 or any subsequent 31st December. Baroness Dunn, P A Johansen and Sir Adrian Swire, as directors and shareholders of John Swire & Sons Limited, are interested in these agreements. E J R Scott and P D A Sutch were similarly interested in these capacities.

Directors

The names of the Company's present Directors are listed on page 41. In addition, P D A Sutch and E J R Scott also served as Directors of the Company during the year. Mr. Sutch resigned on 9th August 2001. It is with great sadness that the Directors report the death of Mr. Scott on 29th January 2002 and of Mr. Sutch on 6th March 2002.

Article 93 of the Company's Articles of Association provides for all Directors to retire at the third annual general meeting following their election by ordinary resolution. In accordance therewith, M Cubbon, Baroness Dunn and C Lee retire this year and being eligible offer themselves for re-election.

No Director has a service contract with the Company which is not determinable by the employer within one year without payment of compensation (other than statutory compensation).

Corporate governance

The Company has complied throughout the year with the Code of Best Practice as set out in the Listing Rules.

Directors' interests

At 31st December 2001, the interests of the Directors in the shares of Swire Pacific Limited and in its associated corporations (within the meaning of the Securities (Disclosure of Interests) Ordinance ("SDI")), as recorded in the register maintained under section 29 of the SDI were as follows:

	Personal Interests	Other Interests	Total	Remarks
Swire Pacific Limited – 'A' shares				
J W J Hughes-Hallett	4,500	–	4,500	–
P A Johansen	10,000	–	10,000	–
T S Lo	8,774	–	8,774	–
Sir Adrian Swire	–	1,364,006	1,364,006	See Note 1
D M Turnbull	1,266	–	1,266	–
Swire Pacific Limited – 'B' shares				
M J Bell	30,000	–	30,000	–
D Ho	100,000	–	100,000	–
J W J Hughes-Hallett	158,000	–	158,000	–
P A Johansen	–	200,000	200,000	See Note 2
T S Lo	3,948	–	3,948	–
C Lee	750,000	19,930,000	20,680,000	See Note 3
Sir Adrian Swire	4,813,169	20,810,916	25,624,085	See Note 1
Cathay Pacific Airways Limited – Ordinary shares				
J W J Hughes-Hallett	12,000	–	12,000	–

Notes

1. *All the Swire Pacific Limited 'A' and 'B' shares held by Sir Adrian Swire under "Other Interests" are held by him as trustee only and he has no beneficial interest in those shares.*
2. *P A Johansen is a beneficiary of trusts which hold the 200,000 Swire Pacific Limited 'B' shares listed under "Other Interests".*
3. *C Lee is a beneficiary of a trust which holds the 19,930,000 Swire Pacific Limited 'B' shares listed under "Other Interests".*

Neither during nor prior to the year under review, has any right been granted to, or exercised by, any Director of Swire Pacific Limited, or to or by the spouse or minor child of any Director, to subscribe for shares, warrants or debentures of Swire Pacific Limited.

Other than as stated above, the Directors of Swire Pacific Limited held no interests, whether beneficial or non-beneficial, in the shares or warrants of Swire Pacific Limited or its associated corporations.

At no time during the year did any Director, other than as stated in this report, have a beneficial interest, whether directly or indirectly, in a contract to which Swire Pacific Limited or any of its associated corporations was a party which was of significance and in which the Director's interest was material.

At no time during the year was Swire Pacific Limited, or any of its associated corporations, a party to any arrangements to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

Substantial shareholders

The register of substantial shareholders maintained under Section 16(1) of the SDI shows that at 31st December 2001 the Company had been notified of the following interests, being 10% or more of the Company's issued capital. These interests are in addition to those disclosed above in respect of the Directors:

	'A' shares	'B' shares	Remarks
John Swire & Sons Limited	40,765,128	1,977,875,765	–
Shrewsbury Holdings Limited	–	*321,240,444*)	Duplication of John Swire & Sons Limited's holding
John Swire & Sons (H.K.) Limited	40,661,326	*1,940,278,746*)	
Brandes Investment Partners, L.P.	130,714,465	–	–
Franklin Resources, Inc.	94,100,191	–	–
The Capital Group Companies, Inc.	94,632,388	–	–

At 31st December 2001, the John Swire & Sons Limited Group owned, directly or indirectly, interests in shares of Swire Pacific Limited representing 28.07% of the issued capital and 50.50% of the voting rights.

Auditors

A resolution for the reappointment of PricewaterhouseCoopers as auditors of the Company is to be proposed at the forthcoming annual general meeting. PricewaterhouseCoopers replaced Price Waterhouse in the financial year 1999 following their merger with Coopers & Lybrand.

On behalf of the Board

J W J Hughes-Hallett
Chairman
Hong Kong, 7th March 2002

Auditors' Report and Accounts

CONTENTS

Auditors' Report

To the shareholders of Swire Pacific Limited
(Incorporated in Hong Kong with limited liability)

We have audited the accounts on pages 49 to 77 and pages 90 to 97 which have been prepared in accordance with accounting principles generally accepted in Hong Kong , save as explained in accounting policy no. 4 on page 54.

Respective responsibilities of directors and auditors

The Hong Kong Companies Ordinance requires the directors to prepare accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion to you.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the circumstances of the Company and the group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion the accounts give a true and fair view of the state of the affairs of the Company and of the group as at 31st December 2001 and of the profit and cash flows of the group for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants
Hong Kong, 7th March 2002

Consolidated Profit and Loss Account

for the year ended 31st December 2001

Note		2001 HK$M	2000 HK$M
1	**Turnover**	**15,198**	15,050
	Cost of sales	**(7,990)**	(8,327)
	Gross profit	**7,208**	6,723
	Other revenue	**47**	26
	Distribution costs	**(1,524)**	(1,420)
	Administrative expenses	**(1,174)**	(1,266)
	Other operating expenses	**(166)**	(214)
2	**Operating profit**	**4,391**	3,849
	Finance charges	**(593)**	(595)
	Finance income	**100**	163
5	**Net finance charges**	**(493)**	(432)
6	**Share of profits less losses of jointly controlled companies**	**153**	(1,636)
7	**Share of profits less losses of associated companies**	**1,029**	2,964
	Profit before taxation	**5,080**	4,745
8	**Taxation**	**602**	565
	Profit after taxation	**4,478**	4,180
	Minority interests	**360**	287
9	**Profit attributable to shareholders**	**4,118**	3,893
	Dividends		
	Interim – paid	**559**	559
	Final – proposed	**1,179**	1,179
10		**1,738**	1,738
		HK¢	HK¢
11	**Earnings per share**		
	'A' shares	**265.3**	250.8
	'B' shares	**53.1**	50.2

The principal accounting policies on pages 54 to 57 and the notes on pages 58 to 77 form part of these accounts.

Consolidated Balance Sheet

at 31st December 2001

Note		2001 HK$M	2001 HK$M	2000 HK$M	2000 HK$M
	ASSETS				
	Non-current assets				
12	Fixed assets	71,261		77,378	
14	Jointly controlled companies	8,058		6,978	
15	Associated companies	17,685		18,373	
16	Investment securities and long-term receivables	371		436	
	Deferred expenditure	231		280	
			97,606		103,445
	Current assets				
17	Properties for sale	1,683		1,958	
18	Stocks and work in progress	1,055		838	
19	Trade and other receivables	1,799		1,889	
	Held-to-maturity securities – unlisted	95		36	
	Short-term deposits and bank balances	271		368	
			4,903		5,089
	Current liabilities				
20	Trade and other payables	7,399		8,377	
	Taxation	209		123	
	Bank overdrafts and short-term loans				
	– secured	–		2	
	– unsecured	1,166		1,940	
22	Long-term loans and bonds due within one year	1,748		200	
			10,522		10,642
	Net current liabilities		(5,619)		(5,553)
	Total assets less current liabilities		91,987		97,892
	Non-current liabilities				
21	Perpetual capital securities	4,642		4,642	
22	Long-term loans and bonds	9,625		10,486	
23	Deferred taxation	24		23	
	Deferred liabilities	96		115	
			14,387		15,266
	Minority interests		4,651		5,203
	NET ASSETS		72,949		77,423
	CAPITAL AND RESERVES				
24	Share capital		931		931
25	Reserves		72,018		76,492
	SHAREHOLDERS' FUNDS		72,949		77,423

J W J Hughes-Hallett
C Lee
Directors
Hong Kong, 7th March 2002

The principal accounting policies on pages 54 to 57 and the notes on pages 58 to 77 form part of these accounts.

Company Balance Sheet

at 31st December 2001

Note		2001 HK$M	2001 HK$M	2000 HK$M	2000 HK$M
	ASSETS				
	Non-current assets				
12	Fixed assets	492		505	
13	Subsidiary companies	11,505		10,918	
14	Jointly controlled companies	606		1,523	
15	Associated companies	1,994		1,985	
16	Investment securities and long-term receivables	50		85	
	Deferred expenditure	6		8	
			14,653		15,024
	Current assets				
19	Trade and other receivables	107		100	
	Short-term deposits and bank balances	2		2	
			109		102
	Current liabilities				
20	Trade and other payables	132		118	
	Taxation	1		2	
			133		120
	Net current liabilities		(24)		(18)
	Total assets less current liabilities		14,629		15,006
	Non-current liabilities				
22	Long-term loans and bonds	3,212		3,212	
23	Deferred taxation	10		10	
			3,222		3,222
	NET ASSETS		11,407		11,784
	CAPITAL AND RESERVES				
24	Share capital		931		931
25	Reserves		10,476		10,853
	SHAREHOLDERS' FUNDS		11,407		11,784

J W J Hughes-Hallett
C Lee
Directors
Hong Kong, 7th March 2002

The principal accounting policies on pages 54 to 57 and the notes on pages 58 to 77 form part of these accounts.

Consolidated Cash Flow Statement

for the year ended 31st December 2001

Note		2001 HK$M	2000 HK$M
30(a)	**Net cash inflow from operating activities**	**4,069**	4,711
	Returns on investments and servicing of finance		
	Interest received on deposits and other loans	**100**	164
	Dividends received from jointly controlled and associated companies and other investments	**1,672**	1,741
	Interest paid on bank loans, overdrafts and other loans and bonds	**(1,160)**	(1,437)
	Dividends paid		
	– to shareholders	**(1,738)**	(1,738)
	– to minority interests	**(235)**	(39)
	Net cash outflow from returns on investments and servicing of finance	**(1,361)**	(1,309)
	Taxation		
	Hong Kong profits tax paid	**(129)**	(328)
	Overseas tax paid	**(77)**	(83)
	Total tax paid	**(206)**	(411)
	Investing activities		
30(b)	Purchase of fixed assets	**(1,377)**	(2,121)
	Proceeds from fixed asset disposals	**580**	117
	Purchase of shareholdings in subsidiary companies	**–**	(274)
30(c)	Sale of shareholdings in subsidiary companies	**–**	117
	Purchase of shareholdings in and loans to associated companies	**(623)**	(90)
	Purchase of shareholdings in and loans to jointly controlled companies	**(2,092)**	(1,035)
	Sale of shareholdings in and repayment of loans from associated companies	**966**	64
	Sale of shareholdings in and repayment of loans from jointly controlled companies	**458**	548
	Sale of shareholdings in and repayment of loans from investment securities	**5**	68
	Purchase of investment securities	**(7)**	(93)
	Decrease in long-term receivables	**49**	103
	Deferred expenditure	**(70)**	(32)
	Net cash outflow from investing activities	**(2,111)**	(2,628)
	Net cash inflow before financing	**391**	363
	Financing		
	Loans drawn and refinancing	**5,588**	1,973
	Repayment of loans	**(4,892)**	(3,718)
30(d)		**696**	(1,745)
30(d)	Repayment of loans to minority interests	**(327)**	(334)
	Net cash inflow/(outflow) from financing	**369**	(2,079)
	Increase/(decrease) in cash and cash equivalents	**760**	(1,716)
	Movement in cash and cash equivalents		
	At 1st January	**(1,538)**	198
	Increase/(decrease) during the year	**760**	(1,716)
	Currency adjustment	**(22)**	(20)
	At 31st December	**(800)**	(1,538)

The principal accounting policies on pages 54 to 57 and the notes on pages 58 to 77 form part of these accounts.

Note		2001 HK$M	2000 HK$M
	Represented by:		
	Unlisted held-to-maturity securities maturing within three months	**95**	36
	Bank balances and short-term deposits maturing within three months	**271**	368
	Bank overdrafts and short-term loans maturing within three months		
	– secured	**–**	(2)
	– unsecured	**(1,166)**	(1,940)
		(800)	(1,538)

The definition of cash and cash equivalents is set out in principal accounting policy no.13.

Consolidated Statement of Recognised Gains and Losses

for the year ended 31st December 2001

	2001 HK$M	2000 HK$M
(Decrease)/increase in property valuation arising during the year	**(6,137)**	4,980
Share of deficit on revaluation of investment properties held by jointly controlled companies	**(665)**	–
Revaluation surplus on investment properties transferred to operating profit on disposal	**(181)**	–
Exchange differences on cash flow hedges		
– recognised during the year	**564**	751
– transferred to the profit and loss account	**(250)**	37
Revaluation (deficit)/surplus on investment securities recognised during the year	**(104)**	6
Revaluation surplus on investment securities transferred to operating profit on disposal	**(207)**	–
Exchange differences	**(37)**	(37)
Net (losses)/gains not recognised in the profit and loss account	**(7,017)**	5,737
Profit for the year	**4,118**	3,893
Total recognised (losses)/gains	**(2,899)**	9,630
Goodwill on acquisition of subsidiary, jointly controlled and associated companies	**–**	(376)
Goodwill reinstated on disposal of subsidiary and jointly controlled companies	**163**	43
	(2,736)	9,297
Cumulative effect of prior year adjustments to opening revenue reserve as at 1st January 2001		
– Goodwill		90
– Provisions		90
		180

The principal accounting policies on pages 54 to 57 and the notes on pages 58 to 77 form part of these accounts.

Principal Accounting Policies

1. BASIS OF ACCOUNTING

The accounts have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants ("HKSA") with the exception of the recognition of exchange differences on certain long-term liabilities in Cathay Pacific as explained in accounting policy no. 4 below. In the view of the Directors, this departure is necessary to show a true and fair view. The accounts have been prepared under the historical cost convention as modified by the revaluation of certain investment properties and investments in securities.

In the current year, the group adopted the following Statements of Standard Accounting Practice ("HK SSAPs") issued by the HKSA which affect the group and are effective for accounting periods commencing on or after 1st January 2001:

HK SSAP 9 (revised)	Events after the balance sheet date
HK SSAP 14 (revised)	Leases (effective for periods commencing on or after 1st July 2000)
HK SSAP 26	Segment reporting
HK SSAP 28	Provisions, contingent liabilities and contingent assets
HK SSAP 30	Business combinations
HK SSAP 31	Impairment of assets

The effects of adopting these new standards are set out in the accounting policies below.

2. BASIS OF CONSOLIDATION

The consolidated accounts of the group incorporate the accounts of Swire Pacific Limited and all its subsidiary companies made up to 31st December. Subsidiary companies are those entities in which the group controls the composition of the board of directors, controls more than half the voting power or holds more than half of the issued share capital.

The results of subsidiary companies are included in the consolidated profit and loss account and minority interests therein are deducted from the consolidated profit after taxation. Results attributable to subsidiary company interests acquired or disposed of during the year are included from the date of acquisition or to the date of disposal as applicable.

All significant intercompany transactions and balances within the group are eliminated on consolidation.

The gain or loss on the disposal of a subsidiary, jointly controlled or associated company represents the difference between the proceeds of the sale and the group's share of its net assets together with any goodwill or negative goodwill which was not previously charged to or amortised in the consolidated profit and loss account.

Minority interests in the balance sheet comprise the outside shareholders' portion of the net assets of subsidiary companies.

In the Company's balance sheet the investments in subsidiary companies are stated at cost less provision, if necessary, for any diminution in value other than temporary in nature. The results of subsidiary companies are accounted for by the Company on the basis of dividends received and receivable.

3. JOINTLY CONTROLLED AND ASSOCIATED COMPANIES

Jointly controlled companies are those companies held for the long term, over which the group is in a position to exercise joint control with other venturers in accordance with contractual arrangements and where none of the participating parties has unilateral control over the economic activity of the joint venture. Associated companies are those companies, not being subsidiary companies, in which the group has a substantial long-term interest in the equity voting rights, and over which the group is in a position to exercise significant influence.

The results of jointly controlled and associated companies are accounted for by the Company on the basis of dividends received and receivable. The consolidated profit and loss account includes the group's share of results of jointly controlled and associated companies for the year. Valuation changes arising on group investment properties held in jointly controlled companies are treated in accordance with principal accounting policy no. 5 - Valuation of investment properties. In the Company's balance sheet, investments in jointly controlled and associated companies are stated at cost less provisions for any diminution in value other than temporary in nature. In the consolidated balance sheet, the investment in jointly controlled and associated companies represents the group's share of net assets and goodwill (net of accumulated amortisation) on acquisition.

4. FOREIGN CURRENCIES

The rates of exchange at which foreign currencies are translated into Hong Kong dollars for accounting purposes are as follows:

(i) In respect of foreign currency denominated assets and liabilities, with the exception of the Perpetual Capital Securities as set out in (iv) below, the balance sheets of subsidiary, jointly controlled and associated companies and forward exchange contracts which do not match commitments: the rates ruling at the balance sheet date; and

(ii) In respect of foreign currency transactions entered into during the year: the market rates or forward exchange contract rates ruling at the relevant transaction dates.

Exchange differences arising on the translation of foreign currencies into Hong Kong dollars are reflected in the profit and loss account with the following exceptions:

4. FOREIGN CURRENCIES (continued)

(iii) Unrealised differences on net investments in foreign subsidiary, jointly controlled and associated companies (including intra-group balances of an equity nature) and related long-term liabilities are taken directly to reserves.

(iv) The group's two issues of Perpetual Capital Securities, which were issued by wholly-owned subsidiary companies (the 'Issuers'), are denominated in US dollars and have no scheduled maturity. They are, however, redeemable at the Company's or the respective Issuer's option either (a) on or after 30th October 2006 and 13th May 2017 respectively or (b) at any time upon amendment or imposition of certain taxes and, in any case, become due in the event of the Company's or the respective Issuer's winding-up. Since it is not the present intention of the group that these Perpetual Capital Securities will be redeemed, they are valued at the historical exchange rates.

(v) To reduce exposure to exchange rate fluctuations on future operating cash flows, the Cathay Pacific Group arranges borrowings and leasing obligations in foreign currencies such that repayments can be met by anticipated operating cash flows. In addition the Cathay Pacific Group takes out currency derivatives to hedge anticipated cash flows. Any unrealised exchange differences on these borrowings, leasing obligations, currency derivatives and on related security deposits are recognised directly in equity via the Consolidated Statement of Recognised Gains and Losses. These exchange differences are included in the profit and loss account as an adjustment to revenue in the same period or periods during which the hedged transaction affects the net profit and loss.

Although this complies with International Accounting Standards, it does not comply with HK SSAP 11 which requires that all such exchange differences are charged to the profit and loss account immediately. The effect of this departure from HK SSAP 11 is set out in note 25 to the accounts.

The treatment of exchange differences on foreign currency operating cash flow hedges adopted by the Company is supported by that element of International Accounting Standards which deals with accounting for hedge transactions. In the opinion of the Directors, this treatment fairly reflects the effects of the Cathay Pacific Group's foreign currency cash flow hedge arrangements. The matching of foreign currency cash flows is a key risk management tool for the Cathay Pacific Group's airline operations. The appropriateness of continuing this treatment is assessed regularly, taking into consideration the latest operating cash flow projections of each currency. The Directors consider that the immediate recognition of all such exchange fluctuations in the profit and loss account could materially distort year-on-year results and conclude that the adopted treatment gives a true and fair view of the financial position, financial performance and cash flow of the Cathay Pacific Group.

5. VALUATION OF INVESTMENT PROPERTIES

Investment properties, whether complete or in the course of development, are valued at intervals of not more than three years by independent valuers; in each of the intervening years valuations are undertaken by professionally qualified executives of the group. The valuations are on an open market basis, related to individual properties, and separate values are not attributed to land and buildings. The valuations are incorporated in the annual accounts. Increases in valuations are credited to the property valuation reserve; decreases are first set off against increases on earlier valuations on a portfolio basis and thereafter are debited to operating profit. Any subsequent increases are credited to operating profit up to the amount previously debited. Upon sale of a revalued investment property the revaluation surplus is transferred to operating profit.

6. FIXED ASSETS AND DEPRECIATION

Fixed assets, other than investment properties, are carried at cost less depreciation. Changes in the value of investment properties reflecting market conditions, depreciation and other factors are incorporated in the annual accounts on the basis set out in principal accounting policy no. 5. With the exception of land included in investment properties and freehold land, all other leasehold land is depreciated over the remaining period of the relevant lease. Other fixed assets are depreciated at rates sufficient to write off their original cost to estimated residual values over their anticipated useful lives in the following manner:

Other properties	2% to 5% per annum
Plant and machinery	7% to 34% per annum
Vessels	4% to 7% per annum

The expected useful lives and residual values of all fixed assets are regularly reviewed to take into account operational experience and changing circumstances.

At each balance sheet date, both internal and external sources of information are considered to assess whether there is any indication that fixed assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated and where relevant, an impairment loss is recognised to reduce the asset to its recoverable amount. Such impairment losses are recognised in the profit and loss account.

7. GOODWILL

Goodwill arising on consolidation represents the excess of cost of acquisition of subsidiary, jointly controlled and associated companies over the group's share of the fair value ascribed to the separable net assets at the date of acquisition. In previous years, goodwill was written off against the revenue reserve in the year in which it arose. With the introduction of HK SSAP 30 "Business combinations",

7. GOODWILL (continued)

goodwill arising on or after 1st January 2001 is capitalised in the balance sheet and is amortised to the profit and loss account on a straight-line basis over its estimated useful economic life. The group has taken advantage of the transitional provisions in HK SSAP 30 whereby all goodwill arising from earlier acquisitions before 1st January 2001, previously written off against revenue reserve, has not been restated. Any subsequent impairment of such goodwill is recognised in the profit and loss account, in accordance with HK SSAP 31 "Impairment of assets". Following the transitional provisions of HK SSAP 30, where an impairment loss has arisen since the date of acquisition on goodwill previously written off against reserves, this change in accounting policy for recognition of goodwill impairment has been applied retrospectively and the impairment losses have been recognised as a prior year adjustment in accordance with HK SSAP 2 "Net profit or loss for the period, fundamental errors and changes in accounting policies". Impairment losses of HK$307 million on goodwill previously written off against the revenue reserve have been recognised in the profit and loss account prior to 2000. This change has no effect on the opening revenue reserve at 1st January 2001 and 2000.

The group's opening revenue reserve at 1st January 2001 and 2000 has been increased by HK$90 million following the reclassification to fixed assets of previously overstated goodwill arising from the acquisition of a subsidiary company in 1997. Comparatives have been restated.

8. INVESTMENTS IN SECURITIES

(i) Held-to-maturity securities

Held-to-maturity securities are stated in the balance sheet at cost adjusted for any discount or premium amortised to date. The discount or premium is amortised over the period to maturity and included as interest income or expense in the profit and loss account. Provision is made when there is a diminution in value.

The carrying amounts of held-to-maturity securities are reviewed at the balance sheet date in order to assess the credit risk and whether the carrying amounts are expected to be recovered. Provisions are made when carrying amounts are not expected to be recovered and are recognised in the profit and loss account.

(ii) Investment securities

Investment securities are stated at fair value and any change in fair value is recognised in the investment revaluation reserve. On disposal, or if there is evidence that the value of the investment is impaired, the relevant cumulative gain or loss on the investment is transferred from the investment revaluation reserve to the profit and loss account.

Transfers from the investment revaluation reserve to the profit and loss account as a result of impairments are written back in the profit and loss account when the circumstances and events leading to the impairment cease to exist.

9. DEFERRED EXPENDITURE

Deferred expenditure is amortised over periods of up to ten years.

10. STOCKS AND WORK IN PROGRESS

Stocks are stated at the lower of cost and net realisable value. Cost represents average unit cost and net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expenses. Work in progress comprises direct material and labour costs and an appropriate proportion of overhead expenses less provisions for foreseeable losses.

11. PROPERTIES UNDER DEVELOPMENT FOR SALE

Properties under development for sale are included under current assets and comprise land at cost, construction costs, interest charges and profit taken to date, less sales instalments received and receivable and provisions for possible losses.

When a development property in Hong Kong is sold in advance of completion, profit is recognised over the course of the development and is computed each year as a proportion of the total estimated profit to completion; the proportion used being the lower of the proportion of construction costs incurred at the balance sheet date to estimated total construction costs and the proportion of sales proceeds received and receivable at the balance sheet date to total sales proceeds. Sales proceeds due on completion are accounted for as receivables if the occupation permit has been issued and the development is substantially complete.

Where purchasers fail to pay the balance of the purchase price on completion and the company exercises its entitlement to resell the property, sales deposits received in advance of completion which are forfeited are credited to operating profit; any profits recognised up to the date of completion are written back.

12. ACCOUNTS RECEIVABLE

Provision is made against accounts receivable to the extent they are considered to be doubtful. Accounts receivable in the balance sheet are stated net of such provision.

13. CASH AND CASH EQUIVALENTS

For the purposes of the cash flow statement, cash and cash equivalents comprise cash in hand, amounts repayable on demand from banks and financial institutions and short-term liquid investments which were within three months of maturity when acquired, less advances from banks and financial institutions repayable within three months from the date of the advance.

14. BORROWING COSTS

Interest charges incurred are charged to the profit and loss account except that those interest charges directly attributable to the acquisition, construction or production of qualifying assets (i.e. assets that necessarily take a substantial period of time to prepare for their intended use or sale) are capitalised as part of the cost of those assets. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale.

15. OPERATING LEASES

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Rentals applicable to such operating leases net of any incentives received from the leasing company are charged to the profit and loss account on a straight-line basis over the lease term.

16. DEFERRED TAXATION

Provision is made for deferred taxation at current rates of taxation in respect of material timing differences except where it is considered that no liability will arise in the foreseeable future.

17. REVENUE RECOGNITION

Sales are recognised as revenue upon delivery of goods and provision of services. Revenue for properties under development for sale is recognised as set out in principal accounting policy no. 11. Rental income and interest income are recognised on an accruals basis.

18. RELATED PARTIES

Related parties are individuals and companies, including subsidiary, jointly controlled and associated companies, where the individual, company or group has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions.

19. RETIREMENT BENEFITS

Swire Pacific Limited and its subsidiary companies provide retirement benefit schemes for their employees, the majority of which are of a defined benefit nature and are all held in separate trustee administered funds. With only a few minor exceptions, employees are not required to contribute to the cost of these Schemes.

All Schemes are actuarially valued as required on a regular basis using a prospective actuarial valuation method. The group profit and loss account is charged each year with actuarially determined contributions based on such valuations.

20. PROVISIONS

With the introduction of HK SSAP 28 "Provisions, contingent liabilities and contingent assets", the group's previous practice of providing for future dry-docking costs is no longer allowed as it does not meet the recognition and measurement criteria prescribed therein. Therefore, any dry-docking costs incurred are now capitalised and amortised to the profit and loss account over the period until the next dry-docking takes place. This change in accounting policy has been applied retrospectively and the comparatives for 2000 have been restated to conform to the changed policy. The group's opening revenue reserve at 1st January 2001 has been increased by HK$90 million (1st January 2000: HK$86 million), being the reinstatement of unamortised dry-docking costs at 31st December 2000 of HK$23 million (31st December 1999: HK$28 million) in fixed assets and the reversal of provisions for dry-docking costs at 31st December 2000 of HK$67 million (31st December 1999: HK$58 million).

21. DIVIDENDS

In accordance with the revised HK SSAP 9 "Events after the balance sheet date", the group no longer recognises dividends proposed or declared after the balance sheet date as a liability at the balance sheet date. This change in accounting policy has been applied retrospectively so that the comparatives presented have been restated to conform to the changed policy.

As detailed in note 25 to the accounts, this change has resulted in an increase in the opening revenue reserve at 1st January 2001 of HK$1,179 million (1st January 2000: HK$1,179 million) which is the reversal of the provision for 2000 (1999) proposed final dividend previously recorded as a liability as at 31st December 2000 (31st December 1999) although not declared until after the balance sheet date.

22. SEGMENT REPORTING

In accordance with the group's internal financial reporting the group has determined that business segments be presented as the primary reporting format and geographical segments as the secondary reporting format.

Notes to the Accounts

1. TURNOVER

The principal activity of the Company is investment holding. The principal activities of its major subsidiary, jointly controlled and associated companies are shown on pages 90 to 97.

Turnover represents sales by the Company and its subsidiary companies to outside customers and comprises revenue from:

	Group	
	2001 HK$M	2000 HK$M
Gross rental income	**4,769**	4,626
Sales of development properties	**1,092**	1,114
Sales of investment properties	**261**	–
Rendering of other services	**1,021**	1,093
Sales of goods	**8,055**	8,217
	15,198	15,050

2. OPERATING PROFIT

	Group	
	2001 HK$M	2000 HK$M
Operating profit has been arrived at after charging:		
Cost of stocks sold	**6,035**	6,236
Depreciation of fixed assets	**517**	543
Staff costs	**1,582**	1,615
Operating lease rentals:		
Land and buildings	**76**	75
Other equipment	**18**	19
Amortisation of deferred expenditure	**118**	96
Losses less profits on sale of subsidiary and jointly controlled companies	**–**	11
Provision for land premium on development properties	**–**	151
Auditors' remuneration	**8**	8
Exchange differences	**10**	8
Loss on sale of fixed assets	**–**	16
and after crediting:		
Gross rental income	**4,769**	4,626
Less: Outgoings	**1,001**	1,057
Net rental income	**3,768**	3,569
Charter hire income	**893**	843
Profit on sale of development properties	**170**	225
Profit on sale of fixed assets	**205**	–

3. SEGMENT INFORMATION

(a) Primary reporting format – business segments by division:

The principal divisions of the Swire Pacific group, together with their contributions to group results, are as follows:

The Company and its subsidiaries:

	Turnover					
	2001			2000		
	External HK$M	Inter-segment HK$M	Total HK$M	External HK$M	Inter-segment HK$M	Total HK$M
Property:						
Property investment	4,810	18	4,828	4,673	19	4,692
Property trading	1,092	–	1,092	1,114	–	1,114
Sale of investment properties	261	–	261	–	–	–
Beverages	4,660	1	4,661	4,583	1	4,584
Marine Services	893	–	893	843	–	843
Trading & Industrial	3,453	41	3,494	3,816	52	3,868
Others	29	67	96	21	73	94
Eliminate inter-segment sales	–	(127)	(127)	–	(145)	(145)
	15,198	–	15,198	15,050	–	15,050

	Operating profit/(loss)	
	2001 HK$M	2000 HK$M
Property:		
Property investment	3,471	3,354
Property trading	128	145
Sale of investment properties	205	–
Provision for land premium on development properties	–	(151)
Beverages	304	256
Marine Services	336	231
Trading & Industrial	112	174
Other net expenses	(165)	(160)
	4,391	3,849

Inter-segment sales between business segments are accounted for at competitive market prices charged to unaffiliated customers for similar goods and services.

3. SEGMENT INFORMATION (continued)

(a) Primary reporting format – business segments by division (continued):

Jointly controlled companies:

	Share of profits less losses before taxation 2001 HK$M	2000 HK$M
Property:		
Property investment and trading and hotel	**172**	15
Provisions for development properties	**(312)**	(1,700)
Beverages	**85**	69
Marine Services:		
Ship repair and harbour towage	**36**	66
Container handling	**25**	23
Shipowning and operating	**9**	4
Trading & Industrial:		
Normal operations	**138**	21
Sale of business	**–**	(132)
Others	**–**	(2)
	153	(1,636)

Associated companies:

	Share of profits less losses before taxation 2001 HK$M	2000 HK$M
Property:		
Hotels and restaurants	**50**	73
Aviation:		
Airline services and airline catering	**373**	2,302
Aircraft engineering	**155**	166
Cargo handling	**156**	129
Marine Services:		
Container handling	**295**	294
	1,029	2,964

Consolidated results:

	Attributable profit/(loss) 2001 HK$M	2000 HK$M
Property	**2,793**	947
Aviation	**520**	2,510
Beverages	**252**	185
Marine Services	**617**	505
Trading & Industrial	**130**	(84)
Other net expenses	**(194)**	(170)
	4,118	3,893

An analysis of capital expenditure and depreciation/amortisation of the group by division is as follows:

	Capital expenditure		Depreciation and amortisation	
	2001 HK$M	2000 HK$M	**2001 HK$M**	2000 HK$M
Property	**1,042**	6,170	**104**	86
Beverages	**199**	251	**310**	306
Marine Services	**351**	132	**115**	129
Trading & Industrial	**39**	49	**57**	71
Others	**13**	20	**49**	47
	1,644	6,622	**635**	639

3. SEGMENT INFORMATION (continued)

(b) Secondary reporting format – geographical segments:

The activities of the Swire Pacific group are mainly based in Hong Kong. An analysis of turnover, operating profit and capital expenditure of the group by principal markets is outlined below:

	Turnover		Operating profit	
	2001 HK$M	2000 HK$M	2001 HK$M	2000 HK$M
Hong Kong	7,746	8,550	3,603	3,273
Asia (excluding Hong Kong)	3,256	3,128	178	157
North America	3,303	2,529	274	188
Shipowning and operating	893	843	336	231
	15,198	15,050	4,391	3,849

	Capital expenditure	
	2001 HK$M	2000 HK$M
Hong Kong	1,092	6,222
Asia (excluding Hong Kong)	56	64
North America	145	204
Shipowning and operating	351	132
	1,644	6,622

Shipowning and operating activities are carried out internationally and cannot be attributed to specific geographical areas.

(c) An analysis of total assets and total liabilities of the group

Primary reporting format – business segments by division:

	Property		Aviation		Beverages		Marine Services		Trading & Industrial		Others		Group	
	2001 HK$M	2000 HK$M	2001 HK$M	2000 HK$M	2001 HK$M	2000 HK$M	2001 HK$M	2000 HK$M	2001 HK$M	2000 HK$M	2001 HK$M	2000 HK$M	2001 HK$M	2000 HK$M
Segment assets	68,283	74,653	-	9	3,325	3,572	2,070	1,867	2,044	1,987	353	368	76,075	82,456
Inter-segment assets	3	195	-	–	-	598	-	–	19	27	19,660	19,618	19,682	20,438
Inter-segment assets eliminated													(19,682)	(20,438)
Investment in jointly controlled companies	6,464	5,156	18	10	976	992	409	455	191	365	-	–	8,058	6,978
Investment in associated companies	1,109	1,040	16,001	16,725	-	–	575	608	-	–	-	–	17,685	18,373
Short-term deposits, bank balances and securities													691	727
Total assets													102,509	108,534
Segment liabilities	5,994	6,858	-	51	712	772	118	168	449	444	222	199	7,495	8,492
Inter-segment liabilities	17,470	16,079	-	227	636	1,275	709	544	847	1,685	20	628	19,682	20,438
Inter-segment liabilities eliminated													(19,682)	(20,438)
Gross borrowings and taxation													17,414	17,416
Total liabilities													24,909	25,908
Minority interests													4,651	5,203
Net assets													72,949	77,423

3. SEGMENT INFORMATION (continued)

(c) An analysis of total assets and liabilities of the group (continued)

Secondary reporting format – geographical segments:

	Hong Kong		Asia (excluding Hong Kong)		North America		Shipowning and operating		Group	
	2001 HK$M	2000 HK$M	**2001 HK$M**	2000 HK$M	**2001 HK$M**	2000 HK$M	**2001 HK$M**	2000 HK$M	**2001 HK$M**	2000 HK$M
Segment assets	**69,968**	76,634	**2,060**	1,852	**1,987**	2,111	**2,060**	1,859	**76,075**	82,456

4. DIRECTORS' EMOLUMENTS

	2001 HK$M	2000 HK$M
Fees from the Company and its subsidiary companies	**–**	–
Other emoluments:		
Salaries, allowances and benefits in kind	**41**	40
Retirement benefit costs	**3**	1
	44	41

Housing costs accounted for 34% (2000: 33%) of emoluments.

The total emoluments of the directors were within the following bands:

HK$'000	**2001 Number**	2000 Number
0 – 1,000	**8**	8
1,001 – 1,500	**1**	1
2,001 – 2,500	**–**	1
2,501 – 3,000	**1**	–
5,001 – 5,500	**–**	1
5,501 – 6,000	**1**	–
7,001 – 7,500	**1**	1
9,001 – 9,500	**1**	–
9,501 – 10,000	**–**	1
14,501 – 15,000	**–**	1
18,001 – 18,500	**1**	–
	14	14

The five highest paid individuals in the group are Directors of the Company.

Directors' fees paid or payable to the independent non-executive Directors during the year totalled HK$298,000 (2000: HK$298,000). They received no other emoluments from the Company or any of its subsidiary companies.

5. NET FINANCE CHARGES

	Group			
	2001		2000	
	HK$M	HK$M	HK$M	HK$M
Interest charged on:				
Bank loans and overdrafts		**360**		501
Other loans and bonds				
– wholly repayable within five years	**410**		577	
– not wholly repayable within five years	**425**		426	
		835		1,003
Deferred into properties under development for sale:				
– subsidiary companies	**(68)**		(39)	
– jointly controlled companies	**(267)**		(607)	
– long-term investments	**–**		(12)	
		(335)		(658)
Capitalised on:				
– investment properties		**(255)**		(250)
– other properties and plant and machinery		**(12)**		(1)
		593		595
Interest income on:				
Short-term deposits and bank balances	**(15)**		(44)	
Other loans	**(85)**		(119)	
		(100)		(163)
		493		432

The capitalisation rate applied to funds borrowed generally and used for the development of investment properties and properties for sale is between 2.31% and 9.1% per annum (2000 : 6.125% and 9.5% per annum).

6. SHARE OF PROFITS LESS LOSSES OF JOINTLY CONTROLLED COMPANIES

The share of profits less losses of jointly controlled companies includes an attributable loss of HK$137 million (2000: HK$1,700 million) arising from the provision for diminution in value of property development sites, and an attributable loss of HK$175 million (2000: HK$nil) relating to a provision for stamp duty in dispute on a previously acquired property development site. The share of the deficit on the revaluation of investment properties is dealt with in the group property valuation reserve as set out in note 25 to the accounts.

7. SHARE OF PROFITS LESS LOSSES OF ASSOCIATED COMPANIES

The share of profits less losses of associated companies includes an attributable profit of HK$207 million (2000: HK$nil) from the Cathay Pacific Group arising on the disposal of the investment in Equant N.V. in exchange for an indirect interest in France Telecom S.A. The mark to market gain previously recognised in the investment revaluation reserve of the group has, in accordance with HK SSAP 24, been transferred to the profit and loss account on disposal.

8. TAXATION

	Group			
	2001		2000	
	HK$M	HK$M	HK$M	HK$M
The taxation charge comprises:				
The Company and its subsidiary companies:				
Hong Kong – profits tax	**213**		248	
– deferred taxation	**9**		(6)	
– over-provision in respect of previous years	**(2)**		(5)	
		220		237
Overseas – profits tax	**46**		69	
– deferred taxation	**8**		–	
– under-provision in respect of previous years	**37**		73	
		91		142
		311		379
Jointly controlled companies:				
Hong Kong – profits tax	**82**		37	
– over-provision in respect of previous years	**–**		(2)	
		82		35
Overseas – profits tax		**23**		15
		105		50
Associated companies:				
Hong Kong – profits tax	**97**		85	
– deferred taxation	**43**		22	
– over-provision in respect of previous years	**–**		(1)	
		140		106
Overseas – profits tax	**67**		85	
– deferred taxation	**1**		(3)	
– over-provision in respect of previous years	**(22)**		(52)	
		46		30
		186		136
		602		565

Hong Kong profits tax is calculated at 16.0% (2000: 16.0%) on the estimated assessable profits for the year. Overseas tax is calculated at tax rates applicable in countries in which the group is assessable for tax.

9. PROFIT ATTRIBUTABLE TO SHAREHOLDERS

Of the profit attributable to shareholders, HK$1,361 million (2000 (restated): HK$6,008 million) is dealt with in the accounts of the Company.

10. DIVIDENDS

	Company	
	2001	2000
	HK$M	HK$M
Interim dividend paid on 3rd October 2001 of HK¢36.0 per 'A' share and HK¢7.2 per 'B' share (2000: HK¢36.0 and HK¢7.2)	**559**	559
Final proposed dividend of HK¢76.0 per 'A' share and HK¢15.2 per 'B' share (2000: HK¢76.0 and HK¢15.2)	**1,179**	1,179
	1,738	1,738

The final proposed dividend is not accounted for until it has been approved at the Annual General Meeting. The amount will be accounted for as an appropriation of the revenue reserve in the year ending 31st December 2002.

11. EARNINGS PER SHARE

Earnings per share are calculated by dividing the profit attributable to shareholders of HK$4,118 million (2000: HK$3,893 million) by the weighted average number of 940,111,885 'A' shares and 3,059,301,271 'B' shares in issue throughout both 2001 and 2000.

12. FIXED ASSETS

	Group				Company		
	Properties HK$M	Plant and machinery HK$M	Vessels HK$M	Total HK$M	Properties HK$M	Plant and machinery HK$M	Total HK$M
Cost or valuation:							
At 31st December 2000							
– as originally stated	74,605	3,902	2,715	81,222	596	67	663
– prior year adjustments (note g):							
Goodwill	90	–	–	90	–	–	–
Provisions	–	–	75	75	–	–	–
– as restated	74,695	3,902	2,790	81,387	596	67	663
Translation differences	(36)	(48)	–	(84)	–	–	–
Additions	1,050	245	349	1,644	–	4	4
Disposals	(497)	(247)	(68)	(812)	–	(1)	(1)
Investment property valuation decrease during the year	(6,634)	–	–	(6,634)	–	–	–
At 31st December 2001	68,578	3,852	3,071	75,501	596	70	666
Depreciation:							
At 31st December 2000							
– as originally stated	449	2,368	1,140	3,957	104	54	158
– prior year adjustments (note g):							
Provisions	–	–	52	52	–	–	–
– as restated	449	2,368	1,192	4,009	104	54	158
Translation differences	(4)	(26)	–	(30)	–	–	–
Charge for the year	62	342	113	517	12	5	17
Disposals	–	(219)	(37)	(256)	–	(1)	(1)
At 31st December 2001	507	2,465	1,268	4,240	116	58	174
Net book value:							
At 31st December 2001	68,071	1,387	1,803	71,261	480	12	492
At 31st December 2000	74,246	1,534	1,598	77,378	492	13	505

(a) Fixed assets helds for deployment in operating leases at 31st December were as follows:

	Group			
	2001		2000	
	Properties HK$M	**Vessels HK$M**	Properties HK$M	Vessels HK$M
Cost	**61,869**	**3,071**	68,350	2,790
Less: accumulated depreciation	**99**	**1,268**	87	1,192
Net book value	**61,770**	**1,803**	68,263	1,598
Depreciation charge for the year	**12**	**113**	14	126

12. FIXED ASSETS (continued)

(b) Investment properties, whether completed or in the course of development, were valued on the basis of open market value at 31st December 2001 by professionally qualified executives of Swire Properties Limited who are members of the Royal Institute of Chartered Surveyors. This valuation has been incorporated in the accounts as stated in principal accounting policy no. 5.

(c) At 31st December 2001, the net book value of fixed assets pledged as security for the group's long-term loans amounted to HK$nil (2000: HK$5,339 million).

	Group				
	Investment properties		Other properties		Total
	Completed HK$M	Under development HK$M	Land HK$M	Buildings HK$M	HK$M
(d) Properties comprise:					
Cost or valuation:					
At 31st December 2000					
– as originally stated	67,905	4,093	971	1,636	74,605
– prior year adjustments (note g):					
Goodwill	–	–	90	–	90
– as restated	67,905	4,093	1,061	1,636	74,695
Translation differences	–	–	(17)	(19)	(36)
Additions	201	809	–	40	1,050
Disposals	(447)	(48)	(1)	(1)	(497)
Transfers between categories	21	(21)	–	–	–
Valuation decrease during the year	(6,274)	(360)	–	–	(6,634)
At 31st December 2001	61,406	4,473	1,043	1,656	68,578
Depreciation:					
At 31st December 2000	–	–	65	384	449
Translation differences	–	–	–	(4)	(4)
Charge for the year	–	–	15	47	62
At 31st December 2001	–	–	80	427	507
Net book value at 31st December 2001	61,406	4,473	963	1,229	68,071
(e) Tenure and valuation					
Held in Hong Kong:					
On medium-term lease (10 to 50 years):					
At cost less depreciation	–	–	410	582	992
On long-term lease (over 50 years):					
At cost less depreciation	–	–	137	36	173
At professional valuation 31st December 2001	61,406	4,473	–	–	65,879
Held outside Hong Kong:					
On medium-term lease (10 to 50 years)					
At cost less depreciation	–	–	4	35	39
Freehold:					
At cost less depreciation	–	–	412	576	988
Net book value at 31st December 2001	61,406	4,473	963	1,229	68,071

(f) The Company's properties, with a total net book value of HK$480 million (2000: HK$492 million), include long-term and medium-term leasehold land in Hong Kong held at a net book value of HK$145 million (2000: HK$148 million) and HK$335 million (2000: HK$344 million) respectively.

(g) Details of the prior year adjustments in respect of goodwill and provisions are set out in principal accounting policies no. 7 and 20 respectively.

13. SUBSIDIARY COMPANIES

	Company	
	2001 HK$M	2000 HK$M
Unlisted shares at cost less provisions	3,695	3,704
Amounts due from subsidiary companies less provisions	8,114	7,525
	11,809	11,229
Amounts due to subsidiary companies	(304)	(311)
	11,505	10,918

The principal subsidiary companies of Swire Pacific Limited, which materially affected the results or assets of the group, are shown on pages 90 to 97.

14. JOINTLY CONTROLLED COMPANIES

	Group		Company	
	2001 HK$M	2000 HK$M	2001 HK$M	2000 HK$M
Unlisted shares at cost			348	1,266
Share of net liabilities, unlisted	(1,384)	(320)		
Loans due from jointly controlled companies less provisions	9,783	7,609	258	257
Loans due to jointly controlled companies	(341)	(311)	–	–
	8,058	6,978	606	1,523
Dividends received and receivable by the Company and its subsidiary companies from jointly controlled companies	346	690	143	525

The principal jointly controlled companies of Swire Pacific Limited, which materially affected the results or assets of the group, are shown on pages 90 to 97.

15. ASSOCIATED COMPANIES

	Group		Company	
	2001 HK$M	2000 HK$M	2001 HK$M	2000 HK$M
Shares at cost				
– Listed in Hong Kong			1,211	1,202
– Unlisted			783	783
			1,994	1,985
Share of net assets				
– Listed in Hong Kong	15,189	14,975		
– Unlisted	1,311	1,883		
	16,500	16,858		
Unamortised goodwill on acquisition	22	–		
	16,522	16,858		
Loans due from associated companies less provisions	1,163	1,515	–	–
	17,685	18,373	1,994	1,985
Dividends received and receivable by the Company and its subsidiary companies from associated companies	1,321	1,066	1,193	933

(a) The market value of the shares in the listed associated companies at 31st December 2001 was HK$15,914 million (2000: HK$22,718 million).

(b) The principal associated companies of Swire Pacific Limited, which materially affected the results or assets of the group, are shown on pages 90 to 97. In addition, the abridged financial statements of Cathay Pacific Airways Limited are shown on pages 78 to 79.

16. INVESTMENT SECURITIES AND LONG-TERM RECEIVABLES

	Group		Company	
	2001 HK$M	2000 HK$M	**2001 HK$M**	2000 HK$M
Unlisted shares	**105**	98	**43**	43
Loans advanced	**220**	225	**–**	–
Investment securities	**325**	323	**43**	43
Mortgages and other receivables	**46**	113	**7**	42
	371	436	**50**	85

17. PROPERTIES FOR SALE

	Group	
	2001 HK$M	2000 HK$M
Completed properties for sale	**291**	505
Properties under development for sale	**1,392**	1,453
	1,683	1,958

(a) At 31st December 2001, the value of properties for sale that are carried below cost at net realisable value was HK$39 million (2000: HK$39 million).

(b) At 31st December 2001, properties for sale pledged as security for the group's long-term loans amounted to HK$373 million (2000: HK$546 million).

18. STOCKS AND WORK IN PROGRESS

	Group	
	2001 HK$M	2000 HK$M
Goods for sale	**862**	676
Manufacturing materials	**148**	130
Production supplies	**36**	24
Work in progress	**9**	8
	1,055	838

At 31st December 2001, the value of stocks that are carried below cost at net realisable value was HK$12 million (2000: HK$18 million).

19. TRADE AND OTHER RECEIVABLES

	Group		Company	
	2001 HK$M	2000 HK$M	**2001 HK$M**	2000 HK$M
Trade debtors	**1,167**	1,208	**4**	3
Amounts due from intermediate holding companies	**29**	14	**28**	12
Amounts due from subsidiary companies	**–**	–	**66**	72
Amounts due from jointly controlled companies	**23**	19	**–**	1
Amounts due from associated companies	**27**	12	**–**	–
Other receivables	**553**	636	**9**	12
	1,799	1,889	**107**	100

19. TRADE AND OTHER RECEIVABLES (continued)

At 31st December 2001, the aged analysis of trade debtors was as follows:

	Group		Company	
	2001 HK$M	2000 HK$M	2001 HK$M	2000 HK$M
Under three months	991	947	4	3
Between three and six months	146	243	–	–
Over six months	30	18	–	–
	1,167	1,208	4	3

The various group companies have different credit policies, dependent on the requirements of their markets and the businesses which they operate. Aged analyses of debtors are prepared and closely monitored in order to minimise any credit risk associated with receivables.

20. TRADE AND OTHER PAYABLES

	Group		Company	
	2001 HK$M	2000 HK$M	2001 HK$M	2000 HK$M
Trade creditors	534	1,086	–	–
Amounts due to ultimate holding company	54	36	–	–
Amounts due to intermediate holding companies	47	22	31	–
Amounts due to jointly controlled companies	12	32	–	–
Amounts due to associated companies	7	–	–	–
Other payables	6,745	7,201	101	118
	7,399	8,377	132	118

At 31st December 2001, the aged analysis of trade creditors was as follows:

	Group		Company	
	2001 HK$M	2000 HK$M	2001 HK$M	2000 HK$M
Under three months	510	1,041	–	–
Between three and six months	20	43	–	–
Over six months	4	2	–	–
	534	1,086	–	–

21. PERPETUAL CAPITAL SECURITIES

The Perpetual Capital Securities, US$300 million each and bearing cumulative interest at 9.33% and 8.84% per annum, were issued by two wholly-owned subsidiaries (The "Issuers") on 23rd October 1996 and 6th May 1997 respectively. They have no scheduled maturity but are redeemable at the option of the Company or the respective Issuer either (i) at any time on or after 30th October 2006 and 13th May 2017 respectively or (ii) at any time upon amendment or imposition of certain taxes and, in any case, become due in the event of the Company's or the respective Issuer's winding up. The Perpetual Capital Securities are unconditionally and irrevocably guaranteed, on a subordinated basis, by the Company.

22. LONG-TERM LOANS AND BONDS

	Group		Company	
	2001 HK$M	2000 HK$M	**2001 HK$M**	2000 HK$M
Bank loans (secured):				
Repayable within one year	**–**	28	**–**	–
Repayable between one and two years	**77**	528	**–**	–
Repayable between two and five years	**–**	513	**–**	–
Repayable after five years	**–**	151	**–**	–
Bank loans (unsecured):				
Repayable within one year	**242**	52	**–**	–
Repayable between one and two years	**56**	3,615	**–**	–
Repayable between two and five years	**3,100**	–	**–**	–
Repayable after five years	**18**	–	**–**	–
Other borrowings (unsecured):				
Repayable within one year	**1,506**	120	**–**	–
Repayable between one and two years	**3,053**	1,500	**–**	–
Repayable between two and five years	**3,321**	4,179	**3,212**	3,212
	11,373	10,686	**3,212**	3,212
Amount due within one year included under current liabilities	**(1,748)**	(200)	**–**	–
	9,625	10,486	**3,212**	3,212

Borrowings other than bank loans are repayable on various dates up to 2004 at interest rates from 2.26% to 8.5% per annum (2000: 6.33% to 8.5% per annum).

23. DEFERRED TAXATION

	Group		Company	
	2001 HK$M	2000 HK$M	**2001 HK$M**	2000 HK$M
The deferred taxation provision comprises timing differences arising from:				
– the different taxation and accounting treatment of fixed assets	**21**	23	**10**	10
– Other timing differences	**3**	–	**–**	–
	24	23	**10**	10

At the balance sheet date, there were unprovided deferred taxation liabilities/(assets) which comprised the following timing differences:

	Group		Company	
	2001 HK$M	2000 HK$M	**2001 HK$M**	2000 HK$M
Accelerated depreciation allowances	**106**	125	**–**	–
Tax losses	**(52)**	(89)	**–**	–
Others	**(94)**	(66)	**–**	–
	(40)	(30)	**–**	–

24. SHARE CAPITAL

	Company				
	'A' shares of HK$0.60 each	**'B' shares of HK$0.12 each**	**'A' shares HK$M**	**'B' shares HK$M**	**Total HK$M**
Authorised:					
At 31st December 2001 and 2000	1,140,000,000	3,600,000,000	684	432	1,116
Issued and fully paid:					
At 31st December 2001 and 2000	940,111,885	3,059,301,271	564	367	931

Except for voting rights, which are equal, the entitlements of 'A' and 'B' shareholders are in the proportion 5 to 1.

25. RESERVES

	Revenue reserve HK$M	Property valuation reserve HK$M	Share premium account HK$M	Capital redemption reserve HK$M	Investment revaluation reserve HK$M	Cash flow hedge reserve HK$M	Total HK$M
Company							
At 31st December 1999							
– as originally stated	6,942	–	342	21	–	–	7,305
– prior year adjustments (note (e)):							
Dividends	(722)	–	–	–	–	–	(722)
– as restated	6,220	–	342	21	–	–	6,583
Profit for the year	6,008	–	–	–	–	–	6,008
1999 Final dividend	(1,179)	–	–	–	–	–	(1,179)
2000 Interim dividend (note 10)	(559)	–	–	–	–	–	(559)
At 31st December 2000	10,490	–	342	21	–	–	10,853
At 31st December 2000							
– as originally stated	10,249	–	342	21	–	–	10,612
– prior year adjustments (note (e)):							
Dividends	241	–	–	–	–	–	241
– as restated	10,490	–	342	21	–	–	10,853
Profit for the year	1,361	–	–	–	–	–	1,361
2000 Final dividend (note 10)	(1,179)	–	–	–	–	–	(1,179)
2001 Interim dividend (note 10)	(559)	–	–	–	–	–	(559)
At 31st December 2001	10,113	–	342	21	–	–	10,476
Group							
At 31st December 1999							
– as originally stated	35,937	30,755	342	21	439	84	67,578
– prior year adjustments (note (e)):							
Goodwill	90	–	–	–	–	–	90
Provisions	86	–	–	–	–	–	86
Dividends	1,179	–	–	–	–	–	1,179
– as restated	37,292	30,755	342	21	439	84	68,933
Profit for the year	3,893	–	–	–	–	–	3,893
1999 Final dividend	(1,179)	–	–	–	–	–	(1,179)
2000 Interim dividend (note 10)	(559)	–	–	–	–	–	(559)
Goodwill on acquisition of subsidiary, jointly controlled and associated companies	(376)	–	–	–	–	–	(376)
Goodwill reinstated on disposal of subsidiary companies	43	–	–	–	–	–	43
Increase in property valuation arising during the year	–	4,980	–	–	–	–	4,980
Exchange differences on cash flow hedges							
– recognised during the year	–	–	–	–	–	751	751
– transferred to profit for the year	–	–	–	–	–	37	37
Revaluation surplus on investment securities recognised during the year	–	–	–	–	6	–	6
Exchange differences	(37)	–	–	–	–	–	(37)
At 31st December 2000	39,077	35,735	342	21	445	872	76,492

25. RESERVES (continued)

	Revenue reserve HK$M	Property valuation reserve HK$M	Share premium account HK$M	Capital redemption reserve HK$M	Investment revaluation reserve HK$M	Cash flow hedge reserve HK$M	Total HK$M
Group							
At 31st December 2000							
– as originally stated	37,718	35,735	342	21	445	872	75,133
– prior year adjustments (note (e)):							
Goodwill	90	–	–	–	–	–	90
Provisions	90	–	–	–	–	–	90
Dividends	1,179	–	–	–	–	–	1,179
– as restated	39,077	35,735	342	21	445	872	76,492
Profit for the year	4,118	–	–	–	–	–	4,118
2000 Final dividend (note 10)	(1,179)	–	–	–	–	–	(1,179)
2001 Interim dividend (note 10)	(559)	–	–	–	–	–	(559)
Goodwill reinstated on disposal of subsidiary and jointly controlled companies	163	–	–	–	–	–	163
Decrease in property valuation arising during the year	–	(6,137)	–	–	–	–	(6,137)
Share of deficit on revaluation of investment properties held by jointly controlled companies (note d)	–	(665)	–	–	–	–	(665)
Revaluation surplus on investment properties transferred to operating profit on disposal	–	(181)	–	–	–	–	(181)
Exchange differences on cash flow hedges							
– recognised during the year	–	–	–	–	–	564	564
– transferred to the profit and loss account	–	–	–	–	–	(250)	(250)
Revaluation deficit on investment securities recognised during the year	–	–	–	–	(104)	–	(104)
Revaluation surplus on investment securities transferred to operating profit on disposal	–	–	–	–	(207)	–	(207)
Exchange differences	(37)	–	–	–	–	–	(37)
At 31st December 2001	41,583	28,752	342	21	134	1,186	72,018

The group revenue reserve includes accumulated losses from jointly controlled companies amounting to HK$2,276 million (2000: HK$2,199 million) and retained revenue reserves from associated companies amounting to HK$13,319 million (2000: HK$14,268 million).

25. RESERVES (continued)

(a) Distributable reserves of the Company at 31st December 2001 amounted to HK$10,113 million (2000: HK$10,490 million).

(b) The revenue reserve includes HK$1,179 million (2000: HK$1,179 million) representing the proposed final dividend for the year (note 10).

(c) As set out in principal accounting policy no. 4 (v), the cash flow hedge reserve relates to exchange differences on borrowings, lease obligations, currency derivatives and related security deposits of the Cathay Pacific Group which are arranged in foreign currencies such that repayment can be met by anticipated operating cash flows. Had HK SSAP 11 been adopted, there would have been no financial impact on the Swire Pacific group's assets, liabilities and cash flows. HK$1,186 million (2000: HK$872 million) would have been included in Swire Pacific group's revenue reserve rather than the cash flow hedge reserve and the Swire Pacific group's profit and loss account for year ended 31st December 2001 would have increased by HK$314 million (2000: HK$788 million).

(d) This represents the group's share of the deficits arising on the revaluation of investment properties held by the group's jointly controlled companies.

(e) Details of the prior year adjustments in respect of goodwill, provisions and dividends are set out in principal accounting policies no. 7, 20 and 21 respectively.

26. CONTINGENCIES AND COMMITMENTS

		Group		Company	
		2001 HK$M	2000 HK$M	**2001 HK$M**	2000 HK$M
(a)	**Outstanding commitments for capital expenditure at the year end:**				
	Contracted for but not provided for in the accounts	**1,915**	1,640	**–**	–
	Authorised by Directors but not contracted for	**1,405**	852	**–**	–
(b)	**Outstanding commitments for capital expenditure at the year end (included in (a) above) relating to the group's interest in jointly controlled companies:**				
	Contracted for but not provided for in the accounts	**–**	87	**–**	–
(c)	**The group's share of the capital commitments of jointly controlled companies themselves at the year end (not included in (a) above):**				
	Contracted for but not provided for in the accounts	**2**	17	**–**	–
	Authorised by Directors but not contracted for	**34**	27	**–**	–
(d)	**Guarantees have been given in respect of bank loans and other liabilities outstanding at 31st December amounting to:**				
	Subsidiary companies	**–**	–	**14,095**	13,062
	Jointly controlled companies	**1,345**	4,669	**1,345**	1,320
	Associated companies	**12**	999	**–**	815
	Third parties	**88**	73	**–**	–
		1,445	5,741	**15,440**	15,197

27. OPERATING LEASE ARRANGEMENTS

The group acts as both lessor and lessee under operating leases. Details of the group's commitments under non-cancellable operating leases are set out as follows:

(a) Lessor

The group leases out land and buildings and vessels under operating leases. The leases for land and buildings typically run for a period of three to six years. The turnover related rental income received during the year amounted to HK$65 million (2000: HK$81 million). The leases for vessels typically run for an initial period of six months to five years with an option to renew the lease after that date, at which time all terms are renegotiated.

At 31st December, the future aggregate minimum lease payments under non-cancellable operating leases receivable by the group were as follows:

	Group		Company	
	2001 HK$M	2000 HK$M	**2001 HK$M**	2000 HK$M
Land and buildings:				
Not later than one year	**3,180**	3,033	**11**	6
Later than one year but not later than five years	**4,645**	5,030	**6**	1
Later than five years	**433**	599	**–**	–
	8,258	8,662	**17**	7
Vessels:				
Not later than one year	**379**	218	**–**	–
Later than one year but not later than five years	**335**	185	**–**	–
	714	403	**–**	–
	8,972	9,065	**17**	7

(b) Lessee

The group leases land and buildings, vessels and other equipment under operating leases. These leases typically run for an initial period of one to nine years with an option to renew the lease after that date, at which time all terms are renegotiated. The turnover related rentals paid during the year amounted to HK$3 million (2000: HK$2 million).

At 31st December, the total future aggregate minimum lease payments under non-cancellable operating leases payable by the group were as follows:

	Group	
	2001 HK$M	2000 HK$M
Land and buildings:		
Not later than one year	**81**	179
Later than one year but not later than five years	**90**	262
Later than five years	**9**	36
	180	477
Vessels:		
Not later than one year	**9**	8
Other equipment:		
Not later than one year	**17**	16
Later than one year but not later than five years	**3**	–
	20	16
	209	501

The Company did not have any operating lease commitments at 31st December 2001 and 2000.

28. RETIREMENT BENEFITS

The group operates various retirement benefit schemes providing resignation and retirement benefits to staff upon the cessation of their service with the group. Most schemes for staff employed on expatriate terms are contributory whilst most schemes for locally-engaged employees are non-contributory. The assets of the schemes are administered by independent trustees and are maintained independent of the group's finances. The majority of the schemes are of the defined benefit type and contributions to such schemes are made in accordance with the recommendations of the independent actuary to the relevant scheme. The schemes are assessed annually by qualified independent actuaries. Details of the principal group schemes as at the latest valuation date are listed below:

Scheme	Actuary	Actuarial valuation method	% of the market value of scheme assets to the present value of projected past service liabilities at 31.12.2000
The Swire Group Retirement Benefit Scheme	The Wyatt Company (HK) Limited	Attained age method	136%
The Swire Properties Limited Retirement Benefit Scheme	In-house Actuary of HSBC Life (International) Limited	Attained age method	132%

The principal assumption used by the actuaries was that the long-term average return on investments would be 1% per annum higher than the average increase in salaries. The differences between the market values of the schemes' assets and the present value of the past service liabilities, on an on-going basis at the date of the actuarial valuation, are taken into consideration when determining future funding rates in order to ensure that the schemes will be able to meet these liabilities as they become due. The current funding rates are those recommended by the actuaries to ensure that the schemes will be able to meet their future liabilities.

All employees engaged outside Hong Kong are covered by appropriate local arrangements.

A mandatory provident fund scheme (MPF) was established under the MPF Ordinance in December 2000. Since the Company has obtained exemption for its existing retirement schemes, all staff were offered the choice of switching to the MPF scheme or staying in existing schemes. Where staff elected to join the MPF, both the Company and staff are required to contribute 5% of the employees' relevant income (capped at HK$20,000). Staff may elect to contribute more than the minimum as a voluntary contribution.

The total retirement benefit costs charged to the profit and loss account in 2001 were HK$76 million (2000: HK$44 million).

29. RELATED PARTY TRANSACTIONS

There are agreements for services, in respect of which John Swire & Sons Limited provides services to various companies in the group and under which costs are reimbursed and fees are payable. Service fees are calculated as 2.5% (2000: 2.5%) of the relevant company's consolidated profit before tax, extraordinary items and minority interests, adjusted by disregarding any profits and losses on sale of fixed assets and from jointly controlled and associated companies but adding back the dividends receivable from these companies. For the year ended 31st December 2001, those fees amounted to HK$99 million (2000: HK$86 million) and expenses of HK$82 million (2000: HK$106 million) were reimbursed at cost.

The following is a summary of other significant transactions between the group and related parties, in addition to those disclosed elsewhere in the accounts, which were carried out in the normal course of the group's business:

		Jointly controlled companies		Associated companies		Fellow subsidiaries		Intermediate holding company	
	Notes	2001 HK$M	2000 HK$M	2001 HK$M	2000 HK$M	2001 HK$M	2000 HK$M	2001 HK$M	2000 HK$M
Revenue from sales of goods and rendering of services	(a)	**31**	27	**12**	19	**–**	–	**4**	4
Purchases of goods and services	(a)	**188**	197	**34**	13	**5**	7	**–**	–
Rental revenue	(b)	**10**	19	**4**	10	**7**	7	**39**	44
Interest income	(c)	**38**	32	**40**	68	**–**	–	**–**	–
Interest charges	(c)	**12**	15	**–**	–	**–**	–	**–**	–

None of the above related party transactions constitutes a discloseable connected transaction as defined in the Listing Rules.

29. RELATED PARTY TRANSACTIONS (continued)

Amounts due to and due from the ultimate holding company and intermediate holding company at 31st December 2001 are disclosed in notes 19 and 20. These balances arise in the normal course of business, are non-interest-bearing and have no fixed settlement dates.

Notes:

(a) Sales and purchases of goods and rendering of services to and from related parties were conducted in the normal course of business at prices and terms no less than those charged to/by and contracted with other third party customers/suppliers of the group.

(b) The Swire Properties group has, in the normal course of its business, entered into lease agreements with related parties to lease premises for varying periods up to six years. The leases were entered into on normal commercial terms.

(c) Loans advanced to jointly controlled and associated companies and loans due to jointly controlled companies at 31st December 2001 are disclosed in notes 14 and 15 respectively. Quasi-equity loans are non-interest-bearing whilst other loans bear interest at market rates. These loans have no fixed settlement dates.

30. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

		Group	
		2001 HK$M	2000 HK$M
(a)	**Reconciliation of operating profit to net cash inflow from operating activities**		
	Operating profit	**4,391**	3,849
	Depreciation	**517**	543
	(Profit)/loss on disposal of fixed assets	**(205)**	16
	Amortisation of deferred expenditure	**118**	96
	Decrease/(increase) in properties for sale	**343**	(340)
	Increase in stocks and work in progress	**(217)**	(38)
	Decrease in trade and other receivables	**100**	236
	(Decrease)/increase in trade and other payables	**(993)**	73
	Other items not involving cash flow		
	– provision for land premium on development properties	**–**	151
	– others	**15**	125
	Net cash inflow from operating activities	**4,069**	4,711
(b)	**Analysis of fixed assets purchased**		
	Investment properties	**755**	1,600
	Other properties	**40**	71
	Plant and machinery and vessels	**582**	450
	Purchase of fixed assets	**1,377**	2,121

30. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT (continued)

	Group 2001 HK$M	Group 2000 HK$M
(c) Sale of shareholdings in subsidiary companies		
Net assets disposed of:		
Fixed assets	–	8
Stocks and work in progress	–	134
Trade and other receivables	–	121
Bank overdrafts and short-term loans	–	(3)
Trade and other payables	–	(139)
Taxation	–	(1)
Goodwill previously eliminated against reserves	–	7
	–	127
Loss on disposal of subsidiary companies	–	(13)
	–	114
Satisfied by:		
Cash	–	114
Analysis of net inflow of cash and cash equivalents in respect of the sale of shareholdings in subsidiary companies:		
Cash proceeds	–	114
Bank overdrafts and short-term loans	–	3
Net inflow of cash and cash equivalents in respect of the sales of shareholdings in subsidiary companies	–	117

(d) Analysis of changes in financing during the year

	Group			
	Loans, bonds and perpetual capital securities		Minority interests	
	2001 HK$M	2000 HK$M	2001 HK$M	2000 HK$M
At 1st January	15,328	17,080	5,203	4,280
Net cash inflow/(outflow) from financing	696	(1,745)	(327)	(334)
Minority interests in property valuation reserve	–	–	(366)	994
Minority interests' share of profits less losses	–	–	360	287
Dividends paid and proposed	–	–	(218)	(22)
Non-cash movements	(9)	(7)	(1)	(2)
At 31st December	16,015	15,328	4,651	5,203

31. ULTIMATE HOLDING COMPANY

The ultimate holding company is John Swire & Sons Limited, a company incorporated in the United Kingdom.

Cathay Pacific Airways Limited – Abridged Financial Statements

To provide shareholders with information on the results and financial positions of the group's significant listed associated company, Cathay Pacific Airways Limited, the following is a summary of its audited consolidated profit and loss account for the year ended 31st December 2001 and consolidated balance sheet as at 31st December 2001.

CATHAY PACIFIC AIRWAYS LIMITED

Consolidated Profit and Loss Account

for the year ended 31st December 2001

Note		2001 HK$M	2000 HK$M
	Turnover	30,436	34,523
	Operating expenses	(29,604)	(29,234)
	Operating profit	832	5,289
	Finance charges	(2,668)	(2,731)
	Finance income	2,097	2,364
	Net finance charges	(571)	(367)
1	Profit on sale of investments	452	–
	Share of profits of associated companies	188	279
	Profit before taxation	901	5,201
	Taxation	202	110
	Profit after taxation	699	5,091
	Minority interests	42	86
	Profit attributable to shareholders	657	5,005
	Dividends:		
	Interim – paid	416	674
	Final – proposed	166	1,508
		582	2,182
		HK¢	HK¢
	Basic earnings per share	19.7	148.4
2	Diluted earnings per share	19.6	147.0

Notes:

1. During the year, the Cathay Pacific Group's indirect interest in Equant N.V. was disposed of in exchange for an indirect interest in France Telecom S.A. and the mark to market gain previously recognised in equity has, in accordance with HK SSAP 24, been transferred to the profit and loss account.
2. Cathay Pacific Airways adopted a share option scheme whereby certain flight deck crew of the company were granted options on 15th March 1999 to subscribe for a total of 68,317,000 shares at a price of HK$7.47 per share. During the year, 196,000 shares were subscribed for through the exercise of such share options, making a total of 543,000 shares being subscribed as at 31st December 2001. Furthermore 640,000 options at the exercise price lapsed during the year. Diluted earnings per share are calculated to adjust for the effects of the remaining share options not yet exercised.
3. Cathay Pacific Group has restated goodwill previously written off against reserves retrospectively in accordance with HK SSAP 30 in 2000. Since the Swire Pacific group has taken advantage of the transitional provisions in HK SSAP 30 whereby all goodwill arising before 1st January 2001 was not restated, adjustments have been made in the accounts of Swire Pacific to increase the share of profit and to reduce the share of net assets of the associated company by HK$6 million and HK$73 million respectively, being the difference in the treatment of goodwill.

CATHAY PACIFIC AIRWAYS LIMITED

Consolidated Balance Sheet

at 31st December 2001

	2001 HK$M	2000 HK$M
ASSETS		
Non-current assets		
Fixed assets	**51,660**	48,548
Intangible assets	**454**	411
Investments in associated companies	**1,590**	1,532
Other long-term receivables and investments	**1,575**	2,224
	55,279	52,715
Current assets		
Stock	**587**	647
Trade and other receivables	**4,778**	5,006
Liquid funds	**9,764**	11,040
	15,129	16,693
Current liabilities		
Current portion of long-term liabilities	**3,241**	2,918
Related pledged security deposits	**(1,231)**	(1,135)
Net current portion of long-term liabilities	**2,010**	1,783
Trade and other payables	**4,556**	5,619
Unearned transportation revenues	**1,965**	2,254
Taxation	**626**	620
	9,157	10,276
Net current assets	**5,972**	6,417
Total assets less current liabilities	**61,251**	59,132
Non-current liabilities		
Long-term liabilities	**39,208**	36,863
Related pledged security deposits	**(17,194)**	(17,808)
Net long-term liabilities	**22,014**	19,055
Deferred taxation	**7,836**	7,146
	29,850	26,201
Minority interests	**93**	99
	29,943	26,300
NET ASSETS	**31,308**	32,832
CAPITAL AND RESERVES		
Share capital	**666**	670
Reserves	**30,642**	32,162
SHAREHOLDERS' FUNDS	**31,308**	32,832

Contingencies

(a) Cathay Pacific Airways has undertaken to indemnify lessors in respect of certain leasing arrangements of the Cathay Pacific Group so as to maintain a specified rate of return on each of the lessors' investments. The Cathay Pacific Group has been notified by certain lessors of potential claims under these indemnities. The likelihood of any specific claims being made is dependent upon the resolution of disputes between these lessors and a third party. No claims have been received and the financial effect of these contingencies remains uncertain. In order to avoid prejudicing the Cathay Pacific Group's position, no further details are disclosed.

(b) At 31st December 2001, contingent liabilities existed in respect of guarantees given by Cathay Pacific Airways on behalf of subsidiary, associated, other related companies and staff relating to long-term loan facilities of up to HK$1,202 million (2000: HK$696 million).

Schedule of Principal Group Properties

at 31st December 2001

	Gross floor areas in square feet					
	Hong Kong		U.S.A.		Totals	
	Held through subsidiaries	Held through other companies	Held through subsidiaries	Held through other companies	Held through subsidiaries	Held through subsidiaries and other companies
Completed investment properties						
Commercial	8,978,653	275,390	–	–	8,978,653	9,254,043
Techno-centres	1,810,829	–	–	–	1,810,829	1,810,829
Residential	846,391	–	–	–	846,391	846,391
Hotels	–	334,349	–	258,750	–	593,099
	11,635,873	609,739	–	258,750	11,635,873	12,504,362
Investment properties under development						
Commercial	2,793,242	–	–	–	2,793,242	2,793,242
Residential	14,500	–	–	–	14,500	14,500
Hotel	–	47,361	–	–	–	47,361
	2,807,742	47,361	–	–	2,807,742	2,855,103
Property developments for sale						
Commercial	53,124	28,184	–	–	53,124	81,308
Industrial	–	191,250	–	–	–	191,250
Residential	416,029	1,440,116	1,788,700	–	2,204,729	3,644,845
	469,153	1,659,550	1,788,700	–	2,257,853	3,917,403
	14,912,768	2,316,650	1,788,700	258,750	16,701,468	19,276,868

Notes:

1. All properties held through subsidiary companies are wholly owned except for Festival Walk (50%), Island Place (60%) and Sunningdale (80%). The above summary table includes the floor areas of these three majority owned properties in total.
2. "Other companies" comprise jointly controlled and associated companies. The floor areas of properties held through such companies are shown on an attributable basis.
3. Gross floor areas exclude carpark spaces; over 7,500 completed carpark spaces in Hong Kong are held by subsidiaries for investment.
4. Holdings in Hong Kong developments for sale in Fanling and Yuen Long are excluded from the above table.
5. In addition, the Group owns a 10% attributable interest in a 1.15 million square foot commercial development in Shanghai, which was completed in 2000.
6. When a Hong Kong property is held under a renewable lease, the expiry date of the renewal period is shown.
7. All properties in the United States are freehold.

Completed investment properties in Hong Kong	Lot number	Leasehold expiry	Site area in square feet	Gross floor area in square feet	Number of carparks	Year of completion	Remarks
Commercial							
1. Pacific Place, 88 Queensway, Central							
One Pacific Place	IL 8571 (part)	2135	115,066 (part)	863,266	–	1988	Office building.
Two Pacific Place	IL 8582 & Ext. (part)	2047	203,223 (part)	695,510	–	1990	Office building.
The Mall at Pacific Place	IL 8571/IL 8582 & Ext. (part)	2047/ 2135	318,289 (part)	711,182	508	1988/90	Shopping centre with restaurants and a four-screen cinema. Access to Admiralty MTR station. Pacific Place also comprises serviced apartments and hotels, details of which are given in the Residential and Hotel categories below.
2. Festival Walk, Yau Yat Tsuen	NKIL 6181	2047	222,382	1,213,518	830	1998	Comprises a 981,303 square foot shopping centre, including ice skating rink and cinemas, 232,215 square feet of office space and a transport terminus linked to Kowloon Tong MTRC/ KCRC station. Floor areas quoted represent the whole development of which the group owns 50%.
3. Cityplaza, Taikoo Shing, 1111 King's Road	QBML 2 & Ext. sK ss5 QBML 2 & Ext. sR RP QBML 2 & Ext. sR ss1 sA QBML 2 & Ext. sQ RP QBML 2 & Ext. sQ ss7 QBML 2 & Ext. sQ ss2 sB QBML 2 & Ext. sQ ss2 sA QBML 2 & Ext. sJ RP (part)	2899	334,475 (part)	1,105,177	834	1982/87/ 97/2000	Shopping centre with restaurants, ice-skating rink, cinema and access to TaiKoo MTR station.
4. Cityplaza One, Taikoo Shing, 1111 King's Road	QBML 2 & Ext. sR RP QBML 2 & Ext. sR ss1 SA QBML 2 & Ext. sQ RP QBML 2 & Ext. sQ ss7 QBML 2 & Ext. sQ ss2 sB QBML 2 & Ext. sQ ss2 sA QBML 2 & Ext. sJ RP (part)	2899	146,184 (part)	642,191	–	1997	Office building over part of Cityplaza shopping centre.
5. Cityplaza Three, Taikoo Shing	QBML 2 & Ext. sK RP (part)	2899	33,730	447,709	10	1992	Office building linked by footbridge to Cityplaza.
6. Cityplaza Four, Taikoo Shing	QBML 2 & Ext. sK RP (part)	2899	41,864	556,427	–	1991	Office building linked by footbridge to Cityplaza.

Completed investment properties in Hong Kong	Lot number	Leasehold expiry	Site area in square feet	Gross floor area in square feet	Number of carparks	Year of completion	Remarks
Commercial							
7. Commercial areas in Stages I - X of Taikoo Shing	SML 1 sA ss1, SML 1 sA RP SML 1 sB, SML 2 sC RP SML 2 sCss2 SML 2 sD, SML 2 RP QBML 2 & Ext. sJ ss1 QBML 2 & Ext. sJ ss3 QBML 2 & Ext. sL QBML 2 & Ext. sN QBML 2 & Ext. sQ ss4 & ss5 QBML 2 & Ext. sQ ss2 sC QBML 2 & Ext. sS ss1 QBML 2 & Ext. sH ss1 QBML 2 & Ext. sH ss3 sA QBML 2 & Ext. sK ss3 sA QBML 2 & Ext. sU ss1 QBML 2 & Ext. sK ss3 RP QBML 2 & Ext. sK ss4sA&RP QBML 2 & Ext. sT ss1 & RP QBML 2 & Ext. sU RP QBML 2 & Ext. sK ss9 & ss10 & ss11 & ss13 & ss16 (part)	2081/ 2899	–	331,079	3,826	1976-85	Neighbourhood shops, schools and carpark spaces.
8. Devon House, TaiKoo Place, Quarry Bay	QBML 1 sF ss1 QBML 1 sF RP ML 703 sN QBML 1 sE ss2 (part)	2881	70,414 (part)	818,288	311	1993	Office building linked to Quarry Bay MTR station by a footbridge.
9. Dorset House, TaiKoo Place, Quarry Bay	QBML 1 sQ, QBML 1 sR RP QBML 1 sS, QBML 1 sT ss1 QBML 1 sT ss2, QBML 1sT RP QBML 1 sU, QBML 1 sW QBML 1 RP (part)	2881	238,582 (part)	609,540	215	1994	Office building linked to Devon House.
10. Lincoln House, TaiKoo Place, Quarry Bay	QBML 1 sQ, QBML 1 sR RP QBML 1 sS, QBML 1 sT ss1 QBML 1 sT ss2,QBML 1sT RP QBML 1 sU, QBML 1 sW QBML 1 RP (part)	2881	238,582 (part)	333,350	164	1998	Office building linked to Dorset House.
11. Oxford House, TaiKoo Place, Quarry Bay	QBML 1 sC ss4 Part of QBML 1 sC ss7 QBML 2 & Ext. sD	2881	33,434	501,249	182	1999	Office building linked to Somerset House.
12. Island Place, 500 King's Road, North Point	IL 8849	2047	106,498 (part)	150,167	288	1996	Floor area shown represents the whole shopping centre podium of which the group owns 60%.
	Total held through subsidiaries			**8,978,653**	**7,168**		

Completed investment properties in Hong Kong	Lot number	Leasehold expiry	Site area in square feet	Gross floor area in square feet	Number of carparks	Year of completion	Remarks
Commercial							
13. 625 King's Road, North Point	IL 7550	2108	20,000	301,062	84	1998	Office building. Floor area shown represents the whole development of which the group owns 50%.
14. Citygate (Site 2) Tung Chung, Lantau	TCTL 2	2047	358,557 (part)	624,294	1,095	1999/ 2000	A 161,446 square foot office tower above a 462,848 square foot shopping centre. Group's interest in the consortium developing Tung Chung (Package 1) is 20%. (Sites 1 and 3 included on Page 87)
	Held through jointly controlled companies			**925,356**	**1,179**		
	– of which attributable to the group			**275,390**			
Techno-centres							
15. TaiKoo Place, Quarry Bay		2881	238,582 (part)		292		Data centres/offices/logistics warehousing.
Warwick House)	QBML 1 sQ, QBML 1 sR RP QBML 1 sS, QBML 1 sT ss1			552,537		1979	
Cornwall House)	QBML 1 sT ss2, QBML 1 sT RP QBML 1 sU, QBML 1 sW			334,936		1984	Floor area excludes 8 floors owned by Government.
Somerset House)	QBML 1 RP (part)			923,356		1988	
	Total held through subsidiaries			**1,810,829**	**292**		
Residential							
16. The Albany, 1 Albany Road, Mid-Levels	IL 8638	2047	41,732	186,814		1989	Floor area shown excludes the 7 apartments and 2 duplexes sold in 2001.
17. The Atrium, Pacific Place, 88 Queensway, Central	IL 8571 (part)	2135	115,066 (part)	173,999		1988	136 service suites above the JW Marriott Hotel.
18. Parkside, Pacific Place, 88 Queensway, Central	IL 8582 & Ext. (part)	2047	203,223 (part)	443,075		1990	243 service suites within the Conrad International tower.

Completed investment properties in Hong Kong	Lot number	Leasehold expiry	Site area in square feet	Gross floor area in square feet	Number of carparks	Year of completion	Remarks
Residential							
19. Rocky Bank, 6 Deep Water Bay Road	RBL 613 RP	2099	28,197	14,768		1981	Three pairs of semi-detached houses.
20. 36 Island Road, Deep Water Bay	RBL 507 & Ext.	2097	20,733	5,773		1980	Two detached houses
21. 26 Severn Road, 28 Severn Road, The Peak	RBL 127 RBL 99	2049 2049	11,351 11,370	5,900 5,900		Pre-war Pre-war	One semi-detached house on each site.
22. Fairwinds 29-31 Tung Tau Wan Road, Stanley	RBL 655 RBL 658	2100	13,548	10,162		1998	One pair of semi-detached houses on each site.
	Total held through subsidiaries			**846,391**			

Completed investment properties in Hong Kong	Lot number	Leasehold expiry	Site area in square feet	Gross floor area in square feet		Year of completion	Remarks
Hotels							
Pacific Place, 88 Queensway, Central							
1. JW Marriott	IL 8571 (part)	2135	115,066 (part)	525,904		1989	604 room hotel, in which the group owns a 20% interest.
2. Conrad International Hotel	IL 8582 & Ext. (part)	2047	203,223 (part)	540,115		1990	513 room hotel, in which the group owns a 20% interest.
3. Island Shangri-La Hotel	IL 8582 & Ext. (part)	2047	203,223 (part)	605,728		1991	565 room hotel, in which the group owns a 20% interest.
	Total held through associated companies			**1,671,747**			
	– of which attributable to the group			**334,349**			

Investment properties under development in Hong Kong	Lot number	Leasehold expiry	Site area in square feet	Use	Gross floor area in square feet	Number of carparks	Stage of completion	Expected completion date	Remarks
1. Pacific Forum, One Queen's Road East, Wanchai	IL 47A sA RP IL 47A sB RP IL 47A sC RP IL 47B sC RP IL 47A RP IL 47C sA ss1 RP IL 47C sA RP IL 47B sA RP IL 47B sB RP IL 47B RP IL 47A sB ss2 IL 47A sD IL 47B sD IL 47C RP IL47D RP IL 47D sA RP IL47C RP IL 47DRP IL47DsARP IL47s Ass1 IL47 sARP IL47 sB ss1 & RP IL47 sC ss1 & ss2sA & ss2RP & ss3sA & ss3RP & ss4 & ss5 & ss6sA & ss6RP & ss7RP & RP IL 47sP IL 47RP IL47 sCss5 Ext. IL47sCss1 Ext.	2052 - 2852	40,183	Commercial	629,046	130	Foundation in progress	2004	A single office tower is proposed.
2. Cambridge House 981 King's Road	QBML 1 sE ss2 QBML 1 sF ss1 QBML 1 sF RP ML 703 sN (part)	2881	70,414 (part)	Commercial	272,615	–	Superstructure in progress	2003	Office building linked to Devon House.
3. Cityplaza Two, Taikoo Shing, 1111 King's Road	QBML 2 & Ext. sR RP QBML 2 & Ext. sR ss1 sA QBML 2 & Ext. sQ RP QBML 2 & Ext. sQ ss7 QBML 2 & Ext.sQ ss2 sB QBML 2 & Ext. sQ ss2 sA QBML 2 & Ext. sJ RP (part)	2899	146,184 (part)	Commercial	623,429	–	Vacant Site	On Hold	34-storey office building.

Investment properties under development in Hong Kong	Lot number	Leasehold expiry	Site area in square feet	Use	Gross floor area in square feet	Number of carparks	Stage of completion	Expected completion date	Remarks
4. Cityplaza One (Phase 2), Taikoo Shing, 1111 King's Road	QBML 2 & Ext. sR RP QBML 2 & Ext. sR ss1 sA QBML 2 & Ext. sQ RP QBML 2 & Ext. sQ ss7 QBML 2 & Ext. sQ ss2 sB QBML 2 & Ext. sQ ss2 sA QBML 2 & Ext. sJ RP(part)	2899	146,184 (part)	Commercial	446,107	–	–	On Hold	16-storey vertical extension to the existing Cityplaza One office building.
5. 3 Coombe Road, The Peak	RBL 154	2070	29,000	Residential	14,500	–	Foundation completed	2002	Two detached and two semi-detached houses.
6. 14 -16 Westlands Road, Quarry Bay	QBML 1 sCss5 QBML 1 sCss6 QBML 2 sF QBML 2 sG & Ext. QBIL 15 sD	2881/2899	54,803	Commercial	822,045	–	–	2006	A single office tower is proposed after acquiring the 1 outstanding industrial unit.
	Total held through subsidiaries				**2,807,742**	**130**			
7. Citygate (Site 2 North), Tung Chung, Lantau	TCTL 2	2047	358,557 (part)	Hotel	236,806	29	Foundation and podium completed	2003	Group's interest in the consortium developing Tung Chung (Package 1) is 20%. (Site 1, part of Site 2 and Site 3 included on Pages 83 and 87)
	Total held through jointly controlled company				**236,806**	**29**			
	– of which attributable to the group				**47,361**				

Property developments for sale in Hong Kong	Lot number	Leasehold expiry	Site area in square feet	Use	Gross floor area in square feet	Number of carparks	Stage of completion	Expected completion date	Remarks
1. Island Place Tower, 510 King's Road, North Point	IL 8849	2047	106,498 (part)	Office	38,863	–	Completed	1997	Floor areas shown represent 2 unsold office floors at year- end, of which the group owns 60%.
2. Sunningdale, 193 Sai Yee Street, Mongkok	KIL 2306 RP, KIL 3869 RP, KIL 3868 RP, KIL 3870 RP.	2080	4,064	Residential Retail	4,102 3,503	5	Completed	1997	Comprises 44 flats plus 3,428 square feet of retail. Floor areas shown represent 6 unsold flats and 1 unsold shop at year-end of which the group owns 80%.
3. StarCrest, 9 Star Street, Wanchai	IL 8853	2047	40,871	Residential Retail	16,676 10,758	83	Completed	1999	Comprises 329 flats. Floor areas shown represent 15 unsold units. The retail content and carparks will be retained.
4. The Orchards, Greig Road, Quarry Bay	IL 8397 RP	2125	61,505	Residential	395,251	144	Superstructure in progress	2003	Comprises 432 flats, a school and a community centre.
	Total held through subsidiaries				**469,153**	**232**			
5. MTRC Tung Chung (Package 1) Lantau									
– Tung Chung Crescent (Site 1)	TCTL 1	2047	331,658	Residential Retail	120,791 34,893	507	Completed	1998 and 1999	Floor area shown represent 107 unsold residential units and retail space.
– Site 3	TCTL 3	2047	230,348	Residential Retail	1,169,293 26,910	366	Superstructure in progress	2002	Comprises 1,536 residential units and retail space. Group's interest in the consortium developing Tung Chung (Package 1) is 20%. (Site 2 included on Pages 83 and 86)

Property developments for sale in Hong Kong	Lot number	Leasehold expiry	Site area in square feet	Use	Gross floor area in square feet	Number of carparks	Stage of completion	Expected completion date	Remarks
6. Ocean Shores, TKOTL 55, Tseung Kwan O	TKOTL55	2047	539,756	Residential Retail	2,100,353 32,292	1,146 30	Superstructure in progress	2000-03	Comprises 5,728 flats. Floor area shown represents 181 unsold flats in Phase 1 and 300 unsold flats in Phase 2, and 2,272 flats in Phase 3, of which the group owns 49%.
7. Les Saisons, SIL 843, Aldrich Bay	SIL 843	2048	75,950	Residential	305,852	216	Completed	2001	Comprises 864 flats. Floor area shown represents 314 unsold flats of which the group owns 50%.
8. 8-10 Wong Chuk, Hang Road, Aberdeen	AIL 338 AIL 339	2119 2120	25,500	Industrial	382,500	39	Foundation completed	On Hold	Floor areas shown represent the whole development of which the group owns 50%.
	Total held through jointly controlled companies				**4,172,884**	**2,304**			
	– of which attributable to the group				**1,659,550**				

Other holdings	Lot number	Leasehold expiry	Site area in square feet	Use	Gross floor area in square feet	Number of carparks	Stage of completion	Expected completion date	Remarks
9. Belaire Monte, Area 19, Fanling	FSSTL 126	2047	223,674	Retail	67,083	–	Completed	1998	Residential content comprising 1,680 units has all been sold. Floor area shown represent the whole of the retail area of which the group owns 8%.
10. Greenfields, Fung Kam Street, Yuen Long	YLTL 463	2047	63,389	Residential	6,998	41	Completed	1998	Comprises 480 units. Floor area shown represents 9 unsold flats of which the group owns 7%.
					74,081	**41**			
	Attributable holding				**5,857**				

Completed investment properties in the United States	Site area in square feet	Use	Gross floor area in square feet	Completion date	Remarks
Hotels					
1. Mandarin Oriental, South Brickell Key, Miami, Florida	124,000	Hotel	345,000	2000	329-room hotel in central Miami, in which the group has a 75% interest.
	Held through jointly controlled company		**345,000**		
	– of which attributable to the group		**258,750**		
Properties developments for sale in the United States					
2. Three Tequesta Point, 848 Brickell Key, Miami, Florida	86,184	Residential	53,700	2001	46-storey residential condominium tower comprising 236 units, with 4-storey parking garage in central Miami. In December 2001, 211 units were handed over to purchasers. Floor area shown represent 25 unsold units.
3. Courts Brickell Key, 801 Brickell Key, Miami, Florida	81,893	Residential	459,000	2002	34-storey residential condominium tower comprising 319 units, with 6-storey parking garage in central Miami.
4. 900 & 901Brickell Key, Miami, Florida	281,560	Residential	819,000	–	Development sites in central Miami. Plans currently under review comprise 2 residential sites.
5. South Brickell Key, Miami, Florida	106,868	Residential	457,000	–	Development site in central Miami acquired in January 1997 along with Mandarin Oriental site. Plans for condominium tower currently under review.
	Total held through subsidiaries		**1,788,700**		

Principal Subsidiary, Jointly Controlled and Associated Companies and Investments

Showing proportion of capital owned at 31st December 2001

	Attributable to the group %	Owned directly %	Owned by subsidiaries %	Issued share capital	Principal activities
Property Division					
Subsidiary companies:					
Incorporated in Hong Kong:					
Aldrich Bay East Limited	100	–	100	1,000 shares of HK$1	Property investment
Braemar West Limited	100	–	100	1,000 shares of HK$1	Property trading
Cathay Limited	100	–	100	807 shares of HK$10	Property investment
Cityplaza Holdings Limited	100	–	100	100 shares of HK$10	Property investment
Coventry Estates Limited	100	–	100	4 shares of HK$10	Property investment
Festival Walk Holdings Limited	50	–	50	100,000 shares of HK$10	Property investment
	100	–	100	1 special rights redeemable preference share of HK$10	
Good2me Limited	100	–	100	2 shares of HK$1	Information technology services
Harbour Heights (Management) Limited	100	–	100	2 shares of HK$1	Estate management
Hixburg Limited	80	–	80	100 shares of HK$10	Property trading and investment
Island Land (Management) Limited	100	–	100	2 shares of HK$1	Estate management
Island Place (Management) Limited	100	–	100	2 shares of HK$10	Estate management
Lei King Wan (Management) Limited	100	–	100	2 shares of HK$1	Estate management
Massrich Investment Limited	100	–	100	2 shares of HK$1	Property trading and investment
One Queen's Road East Limited	100	–	100	2 shares of HK$1	Property investment
Oriental Landscapes Limited	100	–	100	50,000 shares of HK$10	Landscaping services
Pacific Place Holdings Limited	100	–	100	2 shares of HK$1	Property investment
Park Vale (Management) Limited	100	–	100	2 shares of HK$1	Estate management
Redhill Properties Limited	100	–	100	250,000 shares of HK$1	Property investment
Robinson Place (Management) Limited	100	–	100	2 shares of HK$10	Estate management
StarCrest (Management) Limited	100	–	100	2 shares of HK$10	Estate management
Sunningdale (Management) Limited	100	–	100	2 shares of HK$10	Estate management
Swire Properties (Finance) Limited	100	–	100	100 shares of HK$1	Financial services
Swire Properties Investments Limited	100	–	100	15,000,000 shares of HK$1	Property investment
Swire Properties Limited	100	100	–	612,036,542 shares of HK$1	Holding company
Swire Properties Management Limited	100	–	100	2 shares of HK$10	Property management
Swire Properties Projects Limited	100	–	100	2 shares of HK$1	Project management
Swire Properties Real Estate Agency Limited	100	–	100	2 shares of HK$10	Real estate agency
TaiKoo Place Holdings Limited	100	–	100	2 shares of HK$1	Property investment
Taikoo Shing (Management) Limited	100	–	100	2 shares of HK$1	Estate management
The Albany Management Limited	100	–	100	2 shares of HK$10	Estate management
The Floridian (Management) Limited	100	–	100	2 shares of HK$10	Estate management
Westlands Court (Management) Limited	100	–	100	2 shares of HK$1	Estate management
Zarrinbad Limited	100	–	100	2 shares of HK$10	Investment holding

Notes:

1) This table lists the principal subsidiary, jointly controlled and associated companies of the group which, in the opinion of the Directors, materially contribute to the net income of the group or hold a material portion of the assets, or liabilities of the group. To give full details of these companies would, in the opinion of the Directors, result in particulars of excessive length.
2) Unless otherwise stated, the principal country of operation of each subsidiary company is the same as its country of incorporation.
The activities of shipowning and operating are international, and are not attributable to a principal country of operation.
3) * Group interest held through jointly controlled and associated companies.
4) • Companies not audited by PricewaterhouseCoopers.
These companies account for approximately 22.3% of attributable net assets at 31st December 2001.

	Attributable to the group %	Owned directly %	Owned by subsidiaries %	Issued share capital	Principal activities
Property Division					
Subsidiary companies:					
Incorporated in the United States:					
Courts Realty Sales Inc.	100	–	100	1,000 shares of US¢1	Real estate agency
Swire Pacific Holdings Inc. (see also Beverages division)	100	–	100	6,950.28 shares of US$1	Property development and manufacture and sale of non-alcoholic beverages
Swire Brickell Key Realty Inc.	100	–	100	1,000 shares of US¢1	Real estate agency
Swire Brickell Three Inc.	100	–	100	1,000 shares of US¢1	Property trading
Incorporated in the British Virgin Islands:					
Honour Star Development Co. Ltd.	100	–	100	1 share of US$1	Investment holding
Swire and Island Communication Developments Limited	60	–	60	100 shares of HK$10	Property trading and investment
Incorporated in the Cayman Islands:					
Swire Properties Offshore Financing Limited	100	–	100	1 share of US$1	Financial services
Jointly controlled companies:					
Incorporated in Hong Kong:					
Calm Seas Project Management Limited •	50	–	*	2 shares of HK$1	Project management
Hareton Limited	50	–	50	100 shares of HK$10	Property trading
Newfoundworld Limited	20	–	*	200,000 shares of HK$10	Property trading
Uttoxeter Limited	50	–	50	100 shares of HK$10	Property trading
Incorporated in the United States:					
Swire Brickell Key Hotel, Limited	75	–	75	Florida Partnership	Hotel investment
Incorporated in the British Virgin Islands:					
Arrowtown Assets Limited •	49	–	*	1 share of US$1	Property trading
Calm Seas Developments Limited •	50	–	50	2 shares of US$1	Holding company
Island Land Development Limited	50	–	50	100 shares of HK$10	Property investment
Associated companies:					
Incorporated in Hong Kong:					
Greenroll Limited •	20	–	20	45,441,000 shares of HK$10	Hotel investment
Moon Festival Limited	25	–	*	1,000,000 shares of HK$1	Restaurant
Pure Jade Limited	20	–	20	100 shares of HK$1	Property trading
Queensway Hotel Limited	20	–	*	100,000 shares of HK$10	Hotel investment
Shangri-La International Hotels (Pacific Place) Limited •	20	–	20	5,000 shares of HK$1	Hotel investment
Long-term investment:					
Incorporated in Hong Kong:					
Join Resources Limited	16.7	–	16.7	10,000 shares of HK$1	Property investment
Aviation Division					
Subsidiary company:					
Incorporated in Hong Kong:					
Swire Aviation Limited	66.7	66.7	–	5,000 shares of HK$10	Investment holding

Showing proportion of capital owned at 31st December 2001

	Attributable to the group %	Owned directly %	Owned by subsidiaries %	Issued share capital	Principal activities
Aviation Division					
Associated companies:					
Incorporated in Hong Kong:					
Abacus Distribution Systems (Hong Kong) Limited •	24.5	–	*	15,600,000 shares of HK$1	Computerised reservation systems and related services
AHK Air Hong Kong Limited •	34.4	–	*	90,666,816 shares of HK$1	Cargo airline
Aircrew Services Limited •	45.9	–	*	9 shares of HK$10	Provision of aircrew services
Airline Property Limited •	45.9	–	*	2 shares of HK$10	Property investment
Airline Stores Property Limited •	45.9	–	*	2 shares of HK$10	Property investment
Airline Training Property Limited •	45.9	–	*	2 shares of HK$10	Property investment
Associated Engineers Limited	8.3	–	*	3,100 founders' shares of HK$10	Airport ground support and general engineering
	16.4	–	*	2,526,593 ordinary shares of HK$10	
Cathay Holidays Limited •	45.9	–	*	5,000 shares of HK$100	Travel tour operator
Cathay Pacific Airways Limited •	45.9	45.9	–	3,329,817,848 shares of HK$0.20	Operation of scheduled airline services
Cathay Pacific Catering Services (HK) Limited •	45.9	–	*	600 shares of HK$1,000	Airline catering
Cathay Pacific Loyalty Programmes Limited •	45.9	–	*	2 shares of HK$1	Travel reward programme
Global Logistics System (HK) Company Limited •	44.3	–	*	100 shares of HK$10	Computer network for interchange of air cargo related information
Goodrich Aerospace Asia-Pacific Limited	22.1	–	*	9,200,000 shares of HK$1	Aircraft carbon brake machining and aircraft wheel and brake assembly
Hong Kong Aero Engine Services Limited •	20.3	–	*	20 shares of HK$10	Aircraft engine overhaul
Hong Kong Air Cargo Terminals Limited	24.6	–	30.0&*	800,000 shares of HK$100	Air cargo handling service
Hong Kong Aircraft Engineering Company Limited	45.0	32.4	*	166,451,450 shares of HK$1	Aircraft overhaul and maintenance
Hong Kong Airport Services Limited •	37.0	–	*	100 shares of HK$1	Provision of ground and ramp handling services
Hong Kong Airport Restaurant Caterers Co. Limited	15.1	–	*	5,000 shares of HK$100	Airport catering
Hong Kong Dragon Airlines Limited	16.3	–	7.7&*	500,000,000 shares of HK$1	Airline
In-Services Asia Limited	15.8	–	*	7,800,000 shares of HK$1	Aircraft component trading and repair services
South China Aero Technology Limited	27.0	–	*	500,000 shares of HK$1	Aircraft component agents
Vogue Laundry Service Limited •	45.9	–	*	3,700 shares of HK$500	Laundry and dry cleaning
Incorporated in Mainland China:					
Guangzhou Guo Tai Information Processing Company Limited •	56.7	–	*	7,000,000 shares of no par value	Information processing
GE Engine Services (Xiamen) Company Limited	5.3	–	*	Registered capital of US$12,000,000	Aircraft engine overhaul services
Honeywell TAECO Aerospace (Xiamen) Company Limited	13.9	–	*	Registered capital of US$5,000,000	Aircraft components and avionic repair

	Attributable to the group %	Owned directly %	Owned by subsidiaries %	Issued share capital	Principal activities
Aviation Division					
Associated companies:					
Incorporated in Mainland China:					
TRW TAECO Aeronautical Systems (Xiamen) Company Limited •	9.3	–	*	Registered capital of US$5,000,000	Aircraft components repair
Shangdong TAECO Aircraft Engineering Company Limited •	11.6	–	*	Registered capital of RMB51,000,000	Aircraft overhaul and maintenance
Taikoo (Xiamen) Aircraft Engineering Company Limited •	26.5	–	*	Registered capital of US$34,650,000	Aircraft overhaul and maintenance
Incorporated in Canada:					
CLS Catering Services Limited •	27.5	–	*	330,081 shares of no par value	Airline catering
Incorporated in Bermuda:					
Prestwick Aviation Limited •	45.9	–	*	12,000 shares of US$1	Aircraft leasing
Troon Limited •	45.9	–	*	12,000 shares of US$1	Financial services
Incorporated in Isle of Man:					
Cathay Pacific Leasing Limited •	45.9	–	*	5,000,000 shares of US$1	Aircraft leasing
Cathay Pacific Aircraft Services Limited •	45.9	–	*	10,000 shares of US$1	Aircraft acquisition facilitator
Snowdon Limited •	45.9	–	*	2 shares of GBP1	Financial services
Swansea Limited •	45.9	–	*	2,000 shares of US$1	Financial services
Incorporated in Japan:					
Cathay Kansai Terminal Services Company Limited •	15.0	–	*	15,701 shares of JPY50,000	Ground handling
Incorporated in the Philippines:					
Cebu Pacific Catering Services Inc.	18.3	–	*	12,500,000 shares of PHP1	Airline catering
Incorporated in Taiwan:					
China Pacific Catering Services Limited	22.5	–	*	146,000,000 shares of NT$10	Airline catering
Incorporated in Vietnam:					
VN/CX Catering Services Limited	18.3	–	*	4,062,000 shares of no par value	Airline catering
Beverages Division					
Subsidiary companies:					
Incorporated in Hong Kong:					
Swire Beverages Holdings Limited	100	100	–	10,002 shares of HK$100	Holding company
Swire Beverages Limited	87.5	–	87.5	14,600 shares of US$500	Holding company
Swire Coca-Cola HK Limited	87.5	–	100	2,400,000 shares of HK$10	Manufacture and sale of non-alcoholic beverages
Incorporated in Bermuda:					
Swire Pacific Industries Limited (operating principally in Taiwan)	100	–	100	12,000 shares of US$1	Holding company
Incorporated in Taiwan:					
Swire Coca-Cola Taiwan Limited	78.6	–	78.6	4,000,000 shares of NT$100	Manufacture and sale of non-alcoholic beverages

Showing proportion of capital owned at 31st December 2001

	Attributable to the group %	Owned directly %	Owned by subsidiaries %	Issued share capital	Principal activities
Beverages Division					
Subsidiary companies:					
Incorporated in the United States:					
Swire Pacific Holdings Inc. (see also Property division)	100	–	100	6,950.28 shares of US$1	Manufacture and sale of non-alcoholic beverages and property development
Jointly controlled companies:					
Incorporated in Mainland China:					
(All contractual joint ventures)					
BC Development Company Limited	74.4	–	85.0	Registered capital of US$60 million	Manufacture and sale of non-alcoholic beverages
Guangmei Foods Company Limited •	83.0	–	83.0	Registered capital of US$24.6 million	Food processing and distribution
Hangzhou BC Foods Company Limited	44.6	–	*	Registered capital of US$20 million	Manufacture and sale of non-alcoholic beverages
Nanjing BC Foods Company Limited	44.6	–	*	Registered capital of US$19 million	Manufacture and sale of non-alcoholic beverages
Swire Beverages (Dongguan) Limited	75.3	–	86.1	Registered capital of US$31,282,300	Manufacture and sale of non-alcoholic beverages
Swire Coca-Cola Beverages Hefei Limited	59.5	–	*	Registered capital of US$12 million	Manufacture and sale of non-alcoholic beverages
Swire Coca-Cola Beverages Xiamen Limited	44.6	–	51.0	Registered capital of US$52,737,000	Manufacture and sale of non-alcoholic beverages
Swire Coca-Cola Beverages Zhengzhou Limited	60.7	–	*	Registered capital of US$18 million	Manufacture and sale of non-alcoholic beverages
Swire Guangdong Coca-Cola Limited	44.6	–	51.0	Registered capital of RMB510,669,000	Manufacture and sale of non-alcoholic beverages
Xian BC Hans Foods Company Limited	52.1	–	*	Registered capital of US$20 million	Manufacture and sale of non-alcoholic beverages
Marine Services Division					
Subsidiary companies:					
Incorporated in Hong Kong:					
Swire Pacific Ship Management Limited •	100	100	–	1,000 shares of HK$100	Ship personnel management
Incorporated in Australia:					
Pacific Manning Company Pty Limited	100	–	100	20,000 shares of A$1	Ship personnel management
Swire Pacific Offshore Pty Limited	100	–	100	40,000 shares of A$1	Ship owning and operating
Incorporated in Bermuda:					
SPO Ships Limited	100	–	100	120 shares of US$100	Ship owning and operating
Swire Pacific Offshore Holdings Limited	100	–	100	500,000 shares of US$100	Holding company
Swire Pacific Offshore Limited	100	–	100	120 shares of US$100	Management services
Incorporated in Panama:					
SPOL Diveships Corporation	100	–	100	2 shares of no par value	Ship owning and operating
SPOL Vessels Corporation	100	–	100	2 shares of no par value	Ship owning and operating
Swire Marine Corporation	100	–	100	2 shares of no par value	Ship owning and operating
Swire Supply Vessels Corporation	100	–	100	2 shares of no par value	Ship owning and operating
Incorporated in the United Kingdom:					
Swire Pacific Offshore (North Sea) Limited	100	–	100	2 shares of GBP1	Management services

	Attributable to the group %	Owned directly %	Owned by subsidiaries %	Issued share capital	Principal activities
Marine Services Division					
Subsidiary companies:					
Incorporated in Singapore:					
Swire Pacific Offshore Services (Pte) Limited	100	–	100	500,000 shares of S$1	Management services
Swire Pacific Offshore Operations (Pte) Limited	100	–	100	500,000 shares of S$1	Ship owning and operating
Jointly controlled companies:					
Incorporated in Hong Kong:					
Hongkong United Dockyards Limited	50.0	50.0	–	7,600,000 shares of HK$10	Ship repairing and general engineering
HUD General Engineering Services Limited	50.0	–	*	240,000 shares of HK$10	General engineering services
The Hongkong Salvage & Towage Company Limited	50.0	50.0	–	2,000,000 shares of HK$10	Marine towage
Incorporated in Mainland China:					
Shekou Container Terminals Limited •	25.0	25.0	–	HK$200,000,000	Container terminal operations
Incorporated in British Virgin Islands:					
Expro Swire Production Limited	50.0	–	50.0	10,000 shares of US$1	Early production systems for offshore oil
Incorporated in Egypt:					
Ocean Marine Services Limited	33.3	–	33.3	16,000 shares of US$1,000	Ship owning and operating
Associated companies:					
Incorporated in Hong Kong:					
Modern Terminals Limited •	17.6	17.6	–	13,109 shares of HK$1,000	Container terminal operations
Incorporated in Malaysia:					
Samudra Keris Sendirian Berhad	49.0	–	*	100 shares of M$1	Ship owning
Samudra Wijaya Sendirian Berhad	49.0	–	*	100 shares of M$1	Ship owning
Wira Swire Sendirian Berhad	20.0	–	20.0	100,000 shares of M$1	Ship operating
Incorporated in the Philippines:					
Anscor Swire Ship Management Corporation •	25.0	–	25.0	10,000 shares of PHP1	Ship personnel management
Incorporated in UAE:					
Swire Pacific Offshore (Dubai) LLC	49.0	–	49.0	300 shares of AED1,000	Management services
Trading & Industrial Division – Industrial					
Subsidiary companies:					
Incorporated in Hong Kong:					
Swire Duro Limited	100	–	100	38,460 shares of HK$100	Marble Fabrication
Swire Industries Limited	100	100	–	611,000 shares of HK$100	Holding company
Swire Industrial Management Services Limited	100	–	100	138,500,000 shares of HK$1	Provision of management services
Taikoo Sugar Limited	100	–	100	300,000 shares of HK$10	Packing and trading of branded food products
Jointly controlled companies:					
Incorporated in Hong Kong:					
Crown Can Hong Kong Limited	43.0	–	43.0	35,600,000 shares of HK$10	Beverage can trading and distribution
Far East Landfill Technologies Limited	26.5	–	*	1,000,000 ordinary shares of HK$1	Design, construction and operation of landfill
ICI Swire Paints Limited •	40.0	–	40.0	10,000 shares of HK$1	Sales of paints and provision of related services

Showing proportion of capital owned at 31st December 2001

	Attributable to the group %	Owned directly %	Owned by subsidiaries %	Issued share capital	Principal activities
Trading & Industrial Division – Industrial					
Jointly controlled companies:					
Incorporated in Hong Kong:					
Schneider Swire Limited	49.0	–	49.0	600,000 shares of HK$100	Electrical products trading and distribution
Swire SITA Waste Services Limited	50.0	–	50.0	58,200,000 shares of HK$1	Waste management
Waylung Waste Services Limited	50.0	–	*	21,310,000 ordinary shares of HK$1	Waste management
Incorporated in Mainland China:					
Beijing Crown Can Company Limited	39.4	–	*	Registered capital of US$27,600,000	Beverage can manufacturing
Foshan Continental Can Company Limited •	21.5	–	*	US$9,900,000	Beverage can manufacturing
Foshan Crown Easy Opening End Company Limited	21.5	–	*	Registered capital of US$6,000,000	Beverage can manufacturing
Huizhou Crown Can Company Limited	42.5	–	*	US$24,887,000	Beverage can manufacturing
ICI Swire Paints (China) Limited •	36.0	–	36.0	HK$180 million	Paint manufacturing
ICI Swire Paints (Shanghai) Company Limited •	30.0	–	30.0	Registered capital of US$25,640,000	Paint manufacturing
Schneider Swire (Guangzhou) Electrical Equipment Limited	46.1	–	*	Registered capital of US$7,300,000	Manufacture and sale of electrical product
Shanghai Crown Packaging Company Limited	30.3	–	*	Registered capital of US$19,000,000	Beverage can manufacturing
Incorporated in Macau:					
CSR Macau-Companhia de Sistemas de Residuos, Lda	40.0	–	*	MOP10,000	Waste management
Incorporated in Vietnam:					
Crown Vinalimex Packaging Limited	37.4	–	*	US$24,910,000	Beverage can manufacturing
Trading & Industrial Division – Trading					
Subsidiary companies:					
Incorporated in Hong Kong:					
Beldare Motors Limited	100	–	100	10,000 shares of HK$100	Automobile distribution
Cornell Feast Company Limited	100	–	100	2 shares of HK$1	Property holding
Liberty Motors Limited	100	–	100	2 shares of HK$10	Automobile distribution
Swire Resources Limited	100	–	100	10,000 shares of HK$10	Marketing, distribution and retailing of branded sports and casual footwear, apparel and accessories
Taikoo Enterprises Limited	100	–	100	10,000 shares of US$1	Automobile distribution
Taikoo Motors Limited	100	–	100	10,000 shares of HK$1	Automobile distribution
Yuntung Motors Limited	100	–	100	2 shares of HK$1	Automobile distribution
Incorporated in Bermuda:					
Taikoo Motors Offshore Limited	100	–	100	12,000 shares of US$1	Holding company
Incorporated in Mainland China:					
(All wholly-owned foreign enterprises)					
Taikoo Enterprises (Shanghai) Co. Limited	100	–	100	US$600,000	Automobile and parts sales
Taikoo Enterprises (Dalian F.T.Z.) International Trade Co. Limited	100	–	100	US$200,000	Automobile and parts sales
Taikoo Enterprises (Tianjin) Co. Limited	100	–	100	US$1,000,000	Automobile and parts sales

	Attributable to the group %	Owned directly %	Owned by subsidiaries %	Issued share capital	Principal activities
Trading & Industrial Division – Trading					
Subsidiary companies:					
Incorporated in Taiwan:					
Beldare Limited	100	–	100	80,000 shares of NT$1,000	General trading and automobile distribution
Cannon Taiwan Limited	100	–	100	46,330 shares of NT$10,000	Automobile distribution
Yuntung Motors Limited	100	–	100	3,500 shares of NT$10,000	Automobile distribution
Pacific Car Rental Taiwan Limited	100	–	100	1,600,000 shares of NT$10	Car rental business
Incorporated in British Virgin Islands:					
Taikoo Asian Motors Limited	100	–	100	1 share of US$1	Automobile distribution
Jointly controlled companies:					
Incorporated in Hong Kong:					
Intermarket Agencies (Far East) Limited	70.0	–	70.0	10 shares of HK$100	Marketing and distribution of branded sports and casual footwear, apparel and accessories
Reebok Hong Kong Limited	66.7	–	66.7	15,000 shares of HK$1	Marketing and distribution of branded sports and casual footwear, apparel and accessories
Incorporated in Mainland China:					
Beijing Reebok Sporting Goods Centre *(Cooperative joint venture)*	63.4	–	*	RMB10,000,000	Marketing and distribution of branded sports and casual footwear, apparel and accessories.

	Attributable to the group %	Owned directly %	Owned by subsidiaries %	Issued share capital	Principal activities
Others					
Subsidiary companies:					
Incorporated in Hong Kong:					
Swire Finance Limited	100	100	–	1,000 shares of HK$10	Financial services
Incorporated in British Virgin Islands:					
Swire Net Ventures Limited	100	100	–	1 share of US$1	Investment holding
Incorporated in the Cayman Islands:					
Swire Pacific Capital Limited	100	100	–	10 shares of US$1	Financial services
Swire Pacific Finance International Limited	100	100	–	1,000 shares of US$1	Financial services
Swire Pacific Finance (Overseas) Limited	100	100	–	10 shares of US$1	Financial services
Swire Pacific Offshore Financing Limited	100	100	–	10 shares of US$0.01	Financial services
Swire Pacific MTN Financing Limited	100	100	–	1 share of US$1	Financial services
Incorporated in Vietnam:					
Swire Pacific Cold Storage Company Limited	100	100	–	US$10.3 million	Cold storage
Jointly controlled companies:					
Incorporated in Taiwan:					
China Pacific Laundry Services Limited •	45.0	–	45.0	70,400,000 shares of NT$10	Laundry services
Long-term investments:					
Incorporated in Hong Kong:					
Tradelink Electronic Commerce Limited •	5.6	5.6	–		Electronic data transfer services
Garden Hotels (Holdings) Limited	5.6	5.6	–		Hotel owning

Group Structure Chart


SWIRE PACIFIC LIMITED
PROPERTY DIVISION
100 Swire Properties Ltd
100 Swire Properties Inc (USA)
AVIATION DIVISION
46 Cathay Pacific Airways Ltd
20 Hong Kong Air Cargo Terminals Ltd 10
32 Hong Kong Aircraft Engineering Co Ltd 28
49 Goodrich Aerospace Asia Pacific Ltd
60 South China Aero Technology Ltd
35 In-Services Asia Ltd
45 Hong Kong Aero Engine Services Ltd
20 Singapore Aero Engine Services Ltd
49 Taikoo (Xiamen) Aircraft Engineering Co Ltd 10
25 Honeywell TAECO Aerospace (Xiamen) Co Ltd 10
20 Shandong TAECO Aircraft Engineering Co Ltd 10
GE Engine Services (Xiamen) Co Ltd 20
TRW TAECO Aeronautical Systems (Xiamen) Co Ltd 35
7.7
19 Hong Kong Dragon Airlines Ltd
30
70 Hong Kong Airport Services Ltd
75 AHK Air Hong Kong Ltd
33 Cathay Kansai Terminal Services Co Ltd
100 Vogue Laundry Service Ltd
100 Cathay Pacific Catering Services Division
100 Cathay Pacific Catering Services (HK) Ltd
40 VN/CX Catering Services Ltd
BEVERAGES DIVISION
100 Swire Beverages Holdings Ltd
83 Guangmei Foods Co Ltd
87.5 Swire Beverages Ltd
100 Swire Coca-Cola HK Ltd
51 Swire Guangdong Coca-Cola Ltd
86.1 Swire Beverages (Dongguan) Ltd
Swire Coca-Cola Beverages Xiamen Ltd 51
BC Development Co Ltd 85
60 Nanjing BC Foods Co Ltd
60 Hangzhou BC Foods Co Ltd
70 Xian BC Hans Foods Co Ltd
81.6 Swire Coca-Cola Beverages Zhengzhou Ltd
80 Swire Coca-Cola Beverages Hefei Ltd
PUBLICLY QUOTED
HONG KONG
JAPAN
MAINLAND CHINA
SINGAPORE
TAIWAN
NORTH AMERICA
VIETNAM


MARINE SERVICES DIVISION
100
Swire Pacific Offshore Ltd
50
Expro Swire Production Ltd
100
Swire Pacific Ship Management Ltd
17.6
Modern Terminals Ltd
25
Shekou Container Terminals Ltd
50
Hongkong United Dockyards Ltd
100
Hongkong Salvage & Towage Ltd
TRADING & INDUSTRIAL DIVISION
Trading
100
Swire Resources Ltd
67
Reebok Hong Kong Ltd
100
Reebok (China) Holdings Ltd
70
Intermarket Agencies (Far East) Ltd
Taikoo Motors Ltd
100
100
Taikoo Motors Offshore Ltd Taiwan Branch
100
Taikoo Asian Motors Ltd
100
Taikoo Enterprises Ltd
Yuntung Motors Ltd
100
Beldare Ltd
100
Industrial
100
Taikoo Sugar Ltd
Crown Can Hong Kong Ltd
43
100
Swire Duro Ltd
50
Foshan Continental Can Co Ltd
40
ICI Swire Paints Ltd
71
Shanghai Crown Packaging Co Ltd
36
ICI Swire Paints (China) Ltd
92
Beijing Crown Can Co Ltd
30
ICI Swire Paints (Shanghai) Ltd
99
Huizhou Crown Can Co Ltd
50
Swire SITA (Taiwan) Co Ltd
100
Swire Coca-Cola, USA
49
Schneider Swire Ltd
94
Schneider Swire (Guangzhou) Elec. Equipment Ltd
Swire Coca-Cola Taiwan Ltd
79
50
Swire SITA Waste Services Ltd
China Pacific Laundry Services Ltd
45
37
Crown Vinalimex Packaging Ltd
China Pacific Catering Services Ltd
49
60
CLS Catering Services Ltd

This Report is printed on recycled paper.

A Chinese translation of this Annual Report is available upon request from the Company's Registrars.
本報告書中文譯本，於本公司之股份登記處備索。

Swire Group

www.swirepacific.com